As filed with the Securities and Exchange Commission on December 22, 2010

Securities Act File No. 333-67701
Investment Company Act File No. 811-5898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 18	[X]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 31	[X]

INVESCO PRIME INCOME TRUST
(a Massachusetts business trust)
(exact Name of Registrant as Specified in Charter)

1555 Peachtree Street, N.E., Atlanta, Georgia 30309
(Address of Principal Executive Office)

Registrant's Telephone Number, Including Area Code: (713) 626-1919

John M. Zerr, Esquire
11 Greenway Plaza, Suite 2500, Houston, Texas 77046
(Name and Address of Agent for Service)

Copy to:

Stephen Rimes, Esquire Invesco Advisers, Inc. 11 Greenway Plaza, Suite 2500 Houston, Texas 77046	E. Carolan Berkley, Esquire Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, Pennsylvania 19103

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of the registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box   [X]

It is proposed that this filing will become effective (check appropriate box):

[   ]           when declared effective pursuant to section 8(c)

[   ]           immediately upon filing pursuant to paragraph (b) of Rule 486

[   ]           on (date) pursuant to paragraph (b) of Rule 486

[X]           60 days after filing pursuant to paragraph (a) of Rule 486

[   ]           on (date) pursuant to paragraph (a) of Rule 486

[   ]           this post-effective amendment designates a new effective date for a previously filed registration statement.

Invesco Prime Income Trust

PROSPECTUS

Invesco Prime Income Trust (the “Trust”) is an investment company which seeks to provide a high level of current income consistent with the preservation of capital.  The Trust seeks to achieve its objective through investment primarily in Senior Loans (as defined herein).  Senior Loans are loans made to corporations, partnerships and other entities, which hold the most senior positions in a borrower’s capital structure.  The Senior Loans in which the Trust invests are secured by collateral that the Investment Adviser believes to have a market value at the time of the loan that equals or exceeds the amount of the Senior Loan.

The interest rate on Senior Loans generally will float or reset at a specified level above a generally recognized base lending rate such as the Prime Rate or LIBOR.

Shares of the Trust are continuously offered at a price equal to the then current net asset value per share without an initial sales charge.

Shares are not redeemable and there is no secondary market for the Shares.  The Trust conducts monthly repurchase offers of between 5% and 25% and currently intends to make monthly repurchase offers of 5% (although one or more monthly repurchase offers may be for more than 5% provided that the aggregate percentage of Shares subject to repurchase in any three-month period does not exceed 25%) of its outstanding Shares at the then current net asset value per Share.  The repurchase request deadline is the third Friday of each month (or the preceding business day if such third Friday is not a business day) in which the repurchase offer ends.  The repurchase price is the Trust’s net asset value as determined after the close of business on the repurchase pricing date, and the repurchase pricing date is normally the same as the repurchase request deadline.  The Trust generally pays repurchase proceeds by the third business day after the repurchase pricing date, but no later than seven days after the repurchase request deadline.  Shares repurchased that were held for less than four years are generally subject to an early withdrawal charge of up to 3% of the original purchase price.

Investment in the Trust involves a variety of risks which you should consider prior to investment.  See “Risk Factors.”

This Prospectus sets forth concisely the information you should know before investing in the Trust.  It should be read and retained for future reference.  Additional information about the Trust, including a Statement of Additional Information (“SAI”), dated January [__], 2011, and the Trust’s Annual and Semiannual Reports, have been filed with the Securities and Exchange Commission (“SEC”).  This information is available upon written or oral request without charge from our web site at www.invesco.com/us.  You may also obtain a copy of any of these materials, request other information about the Trust and make other inquiries by calling the telephone number listed on this page.  The Trust’s SAI, a table of contents for which is included on page 34 of this Prospectus, is incorporated herein by reference.  The SEC maintains a web site at http://www.sec.gov that contains the Trust’s SAI, material incorporated by reference and other information about the Trust.

Invesco Advisers, Inc. is the Investment Adviser to the Trust.  The address of the Trust is 1555 Peachtree Street, N.E., Atlanta, GA 30309.  The Trust’s telephone number is (800) 959-4246.  You should read this Prospectus carefully before investing.

The SEC has not approved or disapproved these securities or passed on the adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Sales Load (1)	Proceeds to the Trust (2)
Per Share	$[x.xx]	None	$[x.xx]
Total (2)	$[______]	None	$[______]
(See footnotes on inside front cover)

INVESCO DISTRIBUTORS, INC.

January [__], 2011

(Footnotes to table on front cover)

(1)	The Shares are offered on a best efforts basis at a price equal to the net asset value per Share, which as of the date of the Prospectus is $[x.xx].
(2)
Assuming all Shares currently registered are sold pursuant to this continuous offering at a price of $[x.xx] per Share.  The Trust commenced operations on November 30, 1989, following completion of a firm commitment underwriting for 10,921,751 Shares, with net proceeds to the Trust of $109,217,510.  The Trust commenced the continuous offering of its Shares on December 4, 1989.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Trust or the principal underwriter.   This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

 SUMMARY OF TRUST EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Trust.  Your financial intermediary may charge processing or other fees in connection with the purchase or sale of the Trust’s Shares as described below.

Shareholder Transaction Expenses
Sales Load Imposed on Purchases	None
Sales Load Imposed on Reinvested Dividends	None
Early Withdrawal Charge	3.0%*

Annual Expenses (as a Percentage of Net Assets)

Investment Advisory Fees	0.89%
Interest Payments on Borrowed Funds	0.22%
Total Other Expenses	0.44%
Administration Fee	0.25%
Other	0.19%
Total Annual Expenses	1.55%
Fee Waiver	0.01%(1)
Total Annual Expenses After Fee Waiver	1.54%
(1) Invesco Advisers has contractually agreed, through at least June 30, 2012, to waive advisory fees and/or reimburse expenses of all shares to the extent necessary to limit Total Annual Expenses After Fee Waiver (excluding certain items discussed below) to 1.32% of average daily net assets. In determining Invesco Advisers’ obligation to waive advisory fees, the following expenses are not taken into account, and could cause the Total Annual Expenses After Fee to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.  Acquired Fund Fees and Expenses are also excluded in determining such obligation.  Unless the Board and Invesco Advisers mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2012.

* An early withdrawal charge is imposed on repurchases at the following declining rates:
Early Withdrawal
Year After Purchase                                                                                                 Charge
First	3.0%
Second	2.5%
Third	2.0%
Fourth	1.0%
Fifth and thereafter	None

Example	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) tender at the end of each time period:	$46	$69	$84	$184
You would pay the following expenses on the same investment, assuming no repurchase	$16	$49	$84	$184

The above example should not be considered a representation of past or future expenses or performance.  Actual expenses of the Trust may be greater or less than those shown.

For a more complete description of these costs and expenses, see the cover page of this Prospectus and “Investment Advisory Agreement,” “Administrator and Administration Agreement” and “Share Repurchases and Tenders—Early Withdrawal Charge” in this Prospectus.

Order Processing Fees.  Your financial intermediary may charge processing or other fees in connection with the purchase or sale of the Trust’s Shares.   Please consult your financial representative for more information regarding any such fees.

PROSPECTUS SUMMARY
Key information about the Trust is summarized below. You should read it in light of the more detailed information set forth later in this Prospectus.
Purchase of Shares
Shares of the Trust are continuously offered for sale at the then net asset value per share without an initial sales charge.  The minimum initial investment in the Trust is $1,000.  Subsequent investments must be at least $100.  Shares may be purchased through selected broker-dealers.

Investment Objective and Policies
The investment objective of the Trust is to provide a high level of current income consistent with the preservation of capital.  The Trust seeks to achieve its investment objective through investment primarily in Senior Loans.  There is no assurance that the Trust will achieve this investment objective.

Senior Loans are loans made to corporations, partnerships and other entities, which hold the most senior position in a borrower’s capital structure.  The Senior Loans in which the Trust invests are secured by collateral that the Investment Adviser believes to have a market value at the time of the loan which equals or exceeds the amount of the Senior Loan.  The interest rate on Senior Loans generally will float or reset at a specified level above a generally recognized base lending rate such as the prime rate quoted by a major U.S. bank (“Prime Rate”) or the London Inter-Bank Offered Rate (“LIBOR”).

The Trust invests, under normal market conditions, at least 80% of its total assets in Senior Loans.  The Trust may invest up to the remaining 20% of its total assets in cash or short-term high quality money market instruments, credit linked deposits, junior debt securities or securities with a lien on collateral that is lower than a senior claim on collateral (collectively, “junior debt securities”), and in loans that hold the most senior position in a borrower’s capital structure, but that are not secured by any specific collateral.  The Trust may invest without limitation in Senior Loans made to non-U.S. borrowers that are U.S. dollar-denominated and may invest up to 20% of its total assets in any combination of non-U.S. dollar- denominated Senior Loans or other debt securities.

The Trust’s investments in high quality debt securities will have remaining maturities of one year or less, although it is anticipated that the high quality debt securities in which the Trust invests will normally have remaining maturities of 60 days or less.  Such securities may include commercial paper rated at least in the top two rating categories of either Standard  &  Poor’s  Rating  Group, a  division  of  The  McGraw-Hill Companies, Inc. (“S&P”), or Moody’s Investors Service, Inc. (“Moody’s”), or unrated commercial paper considered by the Investment Adviser to be of similar quality, certificates of deposit and bankers’ acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.  Such securities may pay interest at rates which are periodically redetermined or may pay interest at fixed rates.  High quality debt securities and cash may comprise up to 100% of the Trust’s total assets during temporary defensive periods when, in the opinion of the Investment Adviser, suitable Senior Loans are not available for investment by the Trust or prevailing market or economic conditions warrant.

Senior Loans in which the Trust may invest typically are originated, negotiated and structured by a syndicate of lenders (“Lenders”) and administered on behalf of the Lenders by an agent bank (“Agent”).  The terms of the loan are set forth in a loan agreement (the “Loan Agreement”).  The Trust may acquire such syndicated Senior Loans (“Syndicated Loans”) in one of three ways: (i) it may act as a Lender; (ii) it may acquire an Assignment; or (iii) it may acquire a Participation.  Senior Loans also may take the form of debt obligations of borrowers (“Borrowers”) issued directly to investors in the form of debt securities (“Senior Notes”).

An Assignment is a sale by a Lender or other third party of its rights in a Senior Loan.  Generally, when the Trust purchases an Assignment, it obtains all of the rights of a Lender.  In some cases, however, the Assignment may be of a more limited nature and the Trust may have no contractual relationship with the Borrower.  In such instances, the Trust would be required to rely on the Lender or other third party from which it acquired the Assignment to demand payment and enforce its rights under the Senior Loan.

A Participation is an interest in a Senior Loan acquired from a Lender or other third party (the “Selling Participant”).  Payment of principal and interest received by the Selling Participant are passed through to the holder of the Participation.  When the Trust acquires a Participation it will have a contractual relationship with the Selling Participant but not the Borrower.  As a result, the Trust assumes the credit risk of the Borrower, the Selling Participant and any other prior Selling Participant.

Hedging and Risk Management Transactions
The Trust may enter into various interest rate hedging and risk management transactions, including interest rate swaps, caps and floors, credit default swaps, financial futures and options, primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust’s portfolio.  In addition, the Trust may invest in forward foreign currency exchange contracts, which involve the purchase or sale of a specific amount of foreign currency at the current price with delivery at a specified future date.  The Trust may use these contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.  The Trust may use these instruments to modify its exposure to various currency markets.  The Trust does not intend to engage in such transactions for speculative or other non-hedging purposes, except as later described in this Prospectus under “Investment Objective and Policies.”

Structured Products	The Trust may invest up to 10% of its total assets in structured notes, credit default swaps or other types of structured investments (referred to collectively as “structured products”)
Use of Leverage
The Fund’s policy on leverage allows the Fund to use leverage in the form of borrowings and/or the issuance of shares of preferred stock (“preferred shares”) to the maximum extent allowable under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Fund has entered into a credit facility in the amount of $125,000,000, which may be increased or decreased from time to time.  The Fund’s Board will regularly review the Fund’s use of leverage (i.e., the relative costs and benefits of leverage on the Fund’s common shares) and review the alternative means to leverage.  The use of leverage involves risks described under “Risk Factors—Borrowings.” See also “Investment Practices—Borrowings” for a further discussion of the Fund’s proposed credit facility.

Investment Adviser
Invesco Advisers, Inc. (“Invesco” or the “Investment Adviser”) is the Trust’s investment adviser.  The Investment Adviser is a wholly owned subsidiary of Invesco Ltd.  The Investment Adviser is located at 1555 Peachtree Street, N.E., Atlanta, GA 30309.  The Investment Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976.  Invesco Distributors, Inc. is the Trust’s principal underwriter.  Invesco Distributors, Inc. is a wholly owned subsidiary of Invesco Ltd.

Investment Sub-Advisers
Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Trust, pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Trust.  These affiliated sub-advisers, each of which is a registered investment adviser under the Investment Advisers Act of 1940 are:
•Invesco Asset Management Deutschland Gmbh (Invesco Deutschland)
•Invesco Asset Management Limited (Invesco Asset Management)
•Invesco Asset Management (Japan) Limited (Invesco Japan)
•Invesco Australia Limited (Invesco Australia)
•Invesco Hong Kong Limited (Invesco Hong Kong)
•Invesco Senior Secured Management, Inc. (Invesco Senior Secured)
•Invesco Trimark Ltd.  (Invesco Trimark);
(each a “Sub-Adviser” and collectively, the “Sub-Advisers”).
Invesco and each Sub-Adviser are indirect wholly owned subsidiaries of Invesco Ltd.

The only fees payable to the Sub-Advisers under the Sub-Advisory Agreement are for providing discretionary investment management services.  For such services, Invesco will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that Invesco receives from the Trust, multiplied by (ii) the fraction equal to the net assets of such Trust as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Trust for that month.  Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by Invesco, if any, in effect from time to time.  In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed 40% of the monthly compensation that Invesco receives from the Trust pursuant to its advisory agreement with the Trust, as reduced to reflect contractual or voluntary fees waivers or expense limitations by Invesco, if any.

Advisory Fee
The Trust pays the Investment Adviser an advisory fee calculated at an annual rate of 0.90% of average daily net assets on assets of the Trust up to $500 million, at an annual rate of 0.85% of average daily net assets on assets of the Trust exceeding $500 million up to $1.5 billion, at an annual rate of 0.825% of average daily net assets on assets of the Trust exceeding $1.5 billion up to $2.5 billion, at an annual rate of 0.80% of average daily net assets on assets of the Trust exceeding $2.5 billion up to $3.0 billion and at an annual rate of 0.775% of average daily net assets on assets of the Trust exceeding $3.0 billion.

Administrator	Invesco also serves as administrator of the Trust. See “Administrator and Administration Agreement” and “Purchase of Shares.”
Administration Fee	The Trust pays the Administrator a monthly fee at an annual rate of 0.25% of the Trust’s daily net assets. See “Administrator and Administration Agreement.”
Dividends and Distributions
Income dividends are declared daily and paid monthly.  Dividends and distributions to holders of Shares cannot be assured, and the amount of each monthly payment may vary.  Capital gains, if any, will be distributed at least annually.  All dividends and capital gains distributions will be reinvested automatically in additional Shares, unless you elect to receive cash distributions.  See “Dividends and Distributions” and “Tax Consequences.”

Share Repurchases and Tenders
The Trust has a fundamental policy whereby it has committed to make monthly offers to repurchase Shares of the Trust.  In order to provide liquidity to shareholders, the Trust makes monthly offers to repurchase between 5% and 25% and currently intends to make monthly offers to repurchase 5% (although one or more monthly repurchase offers may be for more than 5% provided that the aggregate percentage of Shares subject to repurchase in any three-month period does not exceed 25%) of its outstanding Shares at the then current net asset value, subject to certain conditions.  The Trust began making monthly repurchase offers in November 2006.

The repurchase request deadline is the third Friday of each month (or the preceding business day if such third Friday is not a business day) in which a repurchase offer ends.  The repurchase price is the Trust’s net asset value as determined after the close of business on the repurchase pricing date.  Under normal circumstances, the Trust expects that the repurchase pricing date will be the repurchase request deadline.  The Trust generally pays repurchase proceeds by the third business day after the repurchase pricing date and, in any event, pays such proceeds within seven days after the repurchase request deadline.  Additionally, payment must be made at least five business days before notification of the next repurchase offer.

Except in certain limited circumstances described in this Prospectus, an early withdrawal charge payable to the Investment Adviser of up to 3.0% of the original purchase price of such Shares will be imposed on most Shares repurchased that have been held for four years or less.  See “Share Repurchases and Tenders—Early Withdrawal Charge.” The Trust may borrow to finance repurchase offers.

Custodian	State Street Bank and Trust Company serves as custodian of the Trust’s assets. See “Custodian, Dividend Disbursing and Transfer Agent.”
Risk Factors
An investment in the Trust involves a number of risks.  The Borrower, under a Senior Loan, may fail to make scheduled payments of principal and interest, which could result in a decline in net asset value and a reduction of the Trust’s yield.  While each Senior Loan will be collateralized, there is no guarantee that the collateral securing a Senior Loan will be sufficient to protect the Trust against losses or a decline in income in the event of a Borrower’s non-payment of principal and/or interest.  The Trust may invest in Senior Loans made in connection with leveraged buyout transactions, recapitalizations and other highly leveraged transactions.  These types of Senior Loans are subject to greater risks than are other Senior Loans in which the Trust may invest.  Senior Loans are not traded on an exchange, nor is there any regular secondary market.  Due to the illiquidity of Senior Loans, the Trust may not be able to dispose of its investment in Senior Loans in a timely fashion and at a fair price.  The Trust may invest without limitation in Senior Loans made to non-U.S. borrowers that are U.S. dollar- denominated and may invest up to 20% of its total assets in Senior Loans or other debt securities that are non-U.S. dollar-denominated.  Senior Loans to non-U.S. borrowers and non-U.S. dollar-denominated Senior Loans involve a variety of risks not present in the case of U.S. dollar- denominated Senior Loans to U.S. borrowers, including currency risk.

A substantial portion of the Senior Loans in which the Trust invests may be rated by a national statistical rating organization below investment grade.  Debt securities rated below investment grade are viewed by rating agencies as having speculative characteristics and are commonly known as “junk bonds.”

An investment in the Shares should be considered illiquid. There is no secondary market for the Shares and none is expected to develop.

Junior debt securities have a subordinate claim on a Borrower’s assets as compared to Senior Loans.  As a result, the values of junior debt securities generally are more dependent on the financial condition of a Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities, and may be more volatile than those of Senior Loans, thus increasing the volatility of the Trust’s net asset value.  Additionally, any investments in loans that are not secured by any specific collateral involve a greater risk of loss.

The above risks and others to which the Trust is subject are discussed in greater detail under the heading “Risk Factors.”
Anti-Takeover Provisions
The Trust’s Declaration of Trust includes anti-takeover provisions.  These include the requirement for a 66% shareholder vote to remove Trustees and for certain mergers, consolidations and issuances of Shares.  These provisions could have the effect of limiting the ability of other persons or entities to acquire control of the Trust and of depriving holders of Shares of an opportunity to sell their Shares at a premium above prevailing market prices by discouraging a third party from seeking to obtain control of the Trust.  See “Description of Shares—Anti-Takeover Provisions.”

 FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Trust’s financial performance for the periods indicated.  Certain information reflects financial results for a single Trust Share throughout each period.  The total returns in the table represent the rate an investor would have earned or lost on an investment in the Trust (assuming reinvestment of all dividends and distributions).

The information for the fiscal periods ended September 30, 2001 through September 30, 2009 has been audited by the Fund’s former independent registered public accounting firm.  The information for the fiscal year ended September 30, 2010 has been audited by PricewaterhouseCoopers LLP, the Fund’s current independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained from our web site at www.invesco.com/us or by (800)959-4246. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report, which is incorporated by reference in the SAI which is available upon request.

	For the year ended September 30,
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Selected Per Share Data:
Net asset value, beginning of period	$ 6.96	$ 7.33	$ 8.72	$ 9.04	$ 9.12	$ 9.02	$ 8.59	$ 8.01	$ 8.62	$ 9.72

Income (loss) from investment operations:
Net investment income	0.36	0.36	0.51	0.64	0.59	0.41	0.34	0.38	0.45	0.69
Net realized and unrealized gain (loss)	0.39	(0.36)	(1.38)	(0.32)	(0.08)	0.10	0.47	0.58	(0.64)	(1.11)

Total income (loss) from investment operations	0.75	-	(0.87)	0.32	0.51	0.51	0.81	0.96	(0.19)	(0.42)

Less dividends from net investment income	(0.36)	(0.37)	(0.52)	(0.64)	(0.59)	(0.41)	(0.38)	(0.38)	(0.42)	(0.68)

Net asset value, end of period	$ 7.35	$ 6.96	$ 7.33	$ 8.72	$ 9.04	$ 9.12	$ 9.02	$ 8.59	$ 8.01	$ 8.62
Total Return(1)	10.97%	1.09%	(10.36)%	3.57%	5.74%	5.74%	9.65%	12.31%	(2.30)%	(4.54)%
Ratios to Average Net Assets:
Total expenses (before expense offset)	1.55%	1.53%	1.34%	1.24%	1.26%	1.30%	1.32%	1.36%(2)	1.29%	1.20%
Net investment income	4.95%	6.03%	6.31%	7.12%	6.50%	4.45%	3.75%	4.45%	5.15%	7.53%
Supplemental Data:
Net assets, end of period, in millions	$ 630	$ 706	$ 877	$ 1,199	$ 1,133	$ 1,068	$ 1,116	$ 1,166	$ 1,378	$ 2,195
Portfolio turnover rate	45%	75%	45%	65%	62%	76%	94%	49%	27%	29%
Senior Indebtedness:
Total borrowing outstanding, in thousands	-	-	-	$64,511	$46,300	—	—	—	—	—
Asset coverage per $1,000 unit of senior indebtedness(3)	-	-	-	$11,951	$19,936	—	—	—	—	—

(1)
Does not reflect the deduction of early withdrawal charge.  Calculated based on the net asset value as of the last business day of the period.  Dividends and distributions are assumed to be reinvested at the prices obtained under the Trust’s dividend reinvestment plan.

(2)	Does not reflect the effect of expense offset of 0.01%.
(3)
Calculated by subtracting the Trust’s total liabilities (not including the borrowings) from the Trust’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

 THE TRUST AND ITS ADVISER

The Trust is a closed-end management investment company whose investment objective is to provide a high level of current income consistent with the preservation of capital.  The Trust seeks to achieve its investment objective through investment primarily in senior collateralized loans (“Senior Loans”) to corporations and other entities (“Borrowers”).  No assurance can be given that the Trust will achieve its investment objective.  The Trust is designed primarily for long-term investment and not as a trading vehicle.

An investment in Shares may offer several benefits.  The Trust offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Senior Loans, a type of investment typically not available to individual investors.  In managing such a portfolio, the Investment Adviser provides the Trust and its shareholders with professional credit analysis and portfolio diversification.  The Trust also relieves the investor of burdensome administrative details involved in managing a portfolio of Senior Loans, even if they were available to individual investors.  Such benefits are at least partially offset by the expenses involved in operating an investment company, which consist primarily of advisory and administrative fees and operational costs.  See “Investment Advisory Agreement” and “Administrator and Administration Agreement.”

Invesco Advisers, Inc. is the Trust’s investment adviser.  The Investment Adviser is a wholly owned subsidiary of Invesco Ltd. The Investment Adviser is located at 1555 Peachtree Street, N.E., Atlanta, GA 30309.  The Investment Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976.  As of September 30, 2010, Invesco Advisers. had $300.3 billion under management.

Investment decisions for the Trust are made by the investment management team at Invesco Senior Secured Management, Inc. (Invesco Senior Secured).  The following individuals are jointly and primarily responsible for the day-to-day management of the Trust.

•
Ms. Jinny Kim, Portfolio Manager, has been responsible for the Trust since 2005 and has been associated with Invesco Senior Secured and/or its affiliates since 2010.  From 1999-2010 and prior to joining Invesco Senior Secured, Ms. Kim was an Executive Director with Morgan Stanley.

•	Mr. Thomas Ewald, Portfolio Manager, has been responsible for the Trust since 2010 and has been associated with Invesco Senior Secured and/or its affiliates since 2000.

•	Mr. Greg Stoeckle, Portfolio Manager, has been responsible for the Trust since 2010 and has been associated with Invesco Senior Secured and/or its affiliates since 1999.

More information on the portfolio managers may be found at www.invesco.com/us.  The Web site is not part of the prospectus.

The Trust’s SAI provides additional information about the portfolio managers’ investments in the Trust, a description of the compensation structure and information regarding other accounts managed.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Trust.

 INVESTMENT OBJECTIVE AND POLICIES

The Trust’s investment objective is to provide a high level of current income consistent with the preservation of capital.  The Trust seeks to achieve its investment objective through investment primarily in Senior Loans.  Senior Loans in which the Trust will invest generally pay interest at rates which float or are reset at a margin above a generally recognized base lending rate.  These base lending rates are the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders.  The Prime Rate quoted by a major U.S. bank is the interest rate at which such bank is willing to lend U.S. dollars to creditworthy borrowers.  LIBOR is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institutional depositors in the London interbank market on U.S. dollar-denominated deposits for a specified period of time.  The CD rate is the average rate paid on large certificates of deposit traded in the secondary market.  An investment in the Trust may not be appropriate for all investors and is not intended to be a complete investment program.  No assurance can be given that the Trust will achieve its investment objective.

Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans.  The Trust may invest without limitation in Senior Loans which are made to non-U.S. borrowers that are U.S. dollar-denominated and may invest up to 20% of its total assets in Senior Loans or other debt securities that are non-U.S. dollar-denominated, provided that the Borrower or any such Senior Loan meets the credit standards established by the Investment Adviser.  The Trust currently intends to limit its investments in Senior Notes, which are Senior Loans that take the form of debt obligations of Borrowers issued directly to investors, to no more than 20% of its total assets.  The Trust may invest up to the remaining 20% of its total assets in cash or high quality debt securities, credit linked deposits, junior debt securities, and in loans that hold the most senior position in a Borrower’s capital structure, but that are not secured by any specific collateral.  The Trust’s investments in high quality debt securities will have remaining maturities of one year or less, although it is anticipated that the high quality debt securities in which the Trust invests will normally have remaining maturities of 60 days or less.  Such securities may include commercial paper rated at least in the top two rating categories of either S&P or Moody’s or unrated commercial paper considered by the Investment Adviser to be of similar quality, certificates of deposit and bankers’ acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.  Such securities may pay interest at rates which are periodically redetermined or may pay interest at fixed rates.  High quality debt securities and cash may comprise up to 100% of the Trust’s total assets during temporary defensive periods when, in the opinion of the Investment Adviser, suitable Senior Loans are not available for investment by the Trust or prevailing market or economic conditions warrant.

The Trust is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio.  It is currently anticipated that at least 80% of the Trust’s total assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest which are redetermined either daily, monthly or quarterly.  As a result of prepayments and amortization, however, it is expected that the actual maturities of Syndicated Loans will be approximately three to four years and of Senior Notes approximately six to seven years.  The Senior Loans in the Trust’s portfolio will typically have a dollar-weighted average time until the next interest rate redetermination of 90 days or less.

The Senior Loans in which the Trust invests consist primarily of direct obligations of a Borrower undertaken to finance the growth of the Borrower’s business or to finance a capital restructuring.  Such Senior Loans may include “leveraged buy-out” loans which are made to a Borrower for the purpose of acquiring ownership control of another company, whether as a purchase of equity or of assets or for a leveraged reorganization of the Borrower with no change in ownership.  The Trust may invest in Senior Loans which are made to non-U.S. Borrowers, provided that any such Borrower meets the credit standards established by the Investment Adviser for U.S. Borrowers.

Senior Loans hold the most senior position in a Borrower’s capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower (i.e., have equal claims to the Borrower’s assets).  In order to borrow money pursuant to Senior Loans, a Borrower will frequently pledge as collateral its assets, including, but not limited to, trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries.  In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers.  A Loan Agreement may also require the Borrower to pledge additional collateral in the event that the value of the collateral falls.  In certain instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries.  Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans.  Restrictive covenants contained in a Loan Agreement may include mandatory prepayment provisions arising from excess cash flow and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests.  Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments.

Nationally recognized rating agencies have begun assigning ratings to an increasing number of Senior Loans and a substantial portion of the Trust’s investments in Senior Loans may be rated below investment grade.  Debt securities rated below investment grade are viewed by the rating agencies as having speculative characteristics and are commonly known as “junk bonds.” While the Investment Adviser may consider such ratings when determining whether to invest in a Senior Loan, it does not view ratings as a determinative factor in its investment decisions.  Rather, the Investment Adviser will perform its own credit analysis of the Borrower and will consider, and may rely in part on, the analyses performed by Lenders other than the Trust.  he Investment Adviser will also consider the following characteristics: the operating history, competitive position and management of the Borrower; the business outlook of the Borrower’s industry; the terms of the Loan Agreement (e.g., the nature of the covenants, interest rate and fees and prepayment conditions); whether the Trust will purchase an Assignment, Participation or act as a lender originating a Senior Loan; and the creditworthiness of and quality of service provided by the Agent and any Selling Participant or Intermediate Participants.

Senior Loans typically are arranged through private negotiations between a Borrower and several financial institutions (“Lenders”) represented in each case by one or more of such Lenders acting as agent (“Agent”) of the several Lenders.  On behalf of the several Lenders, the Agent, which is frequently the commercial bank that originates the Senior Loan and the person that invites other parties to join the lending syndicate, typically will be primarily responsible for negotiating the loan agreement or agreements (“Loan Agreement”) that establish the relative terms, conditions and rights of the Borrower and the several Lenders.  In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of the Senior Loan.  Agents are typically paid a fee or fees by the Borrower for their services.

The Trust may invest in Senior Loans in the following ways: (i) it may purchase Participations, (ii) it may purchase Assignments of a portion of a Senior Loan or (iii) it may act as one of the group of Lenders originating a Senior Loan.

When the Trust is a Lender, or assumes all of the rights of a Lender through an Assignment, it will, as a party to the Loan Agreement, have a direct contractual relationship with the Borrower and may enforce compliance by the Borrower with the terms of the Loan Agreement.  Lenders also have voting and consent rights under the applicable Loan Agreement.  Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relevant Loan Agreement.  Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected.

A Participation may be acquired from an Agent, a Lender or any other holder of a Participation (“Selling Participant”).  Investment by the Trust in a Participation typically will result in the Trust having a contractual relationship only with the Selling Participant, not with the Borrower or any other entities interpositioned between the Trust and the Borrower (“Intermediate Participants”).  The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Selling Participant and only upon receipt by such Selling Participant of such payments from the Borrower.  In connection with purchasing Participations, the Trust generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to funds acquired by other Lenders through set-off against the Borrower, and the Trust may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation.  As a result, the Trust will assume the credit risk of the Borrower, the Selling Participant and any Intermediate Participants.  In the event of the insolvency of the Selling Participant or any Intermediate Participant, the Trust may be treated as a general creditor of such entity and may be adversely affected by any set-off between such entity and the Borrower.  The Trust will acquire Participations only if the Selling Participant and any Intermediate Participant is a commercial bank or other financial institution with an investment grade long-term debt rating from either S&P (rated BBB or higher) or Moody’s (rated Baa or higher), or with outstanding commercial paper rated at least in the top two rating categories of either of such rating agencies (at least A-2 by S&P or at least Prime-2 by Moody’s) or, if such long-term debt and commercial paper are unrated, with long-term debt or commercial paper believed by the Investment Adviser to be of comparable quality.  Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody’s is regarded by Moody’s as a medium grade obligation, i.e., it is neither highly protected nor poorly secured, although debt rated Baa by Moody’s is considered to have speculative characteristics.  Commercial paper rated A-2 by S&P indicates that the degree of safety regarding timely payment is considered by S&P to be strong, and issues of commercial paper rated Prime-2 by Moody’s are considered by Moody’s to have a strong capacity for repayment of senior short-term debt obligations.

The Trust may also purchase Assignments from Lenders and other third parties.  The purchaser of an Assignment typically succeeds to all the rights of the Lender or other third party whose interest is being assigned, but it may not be a party to the Loan Agreement and may be required to rely on such Lender or other third party to demand payment and enforce its rights against the Borrower.  Assignments are arranged through private negotiations between potential assignors and potential assignees; consequently, the rights and obligations acquired by the purchaser of an Assignment may differ from and be more limited than those held by the assignor.

In determining whether to purchase Participations or Assignments or act as one of a group of Lenders, the Investment Adviser will consider the availability of each of these forms of investments in Senior Loans, the terms of the Loan Agreement and, in the case of Participations, the creditworthiness of the Selling Participant and any Intermediate Participants.

The Trust may invest in Senior Notes, which are Senior Loans that take the form of debt obligations of Borrowers issued directly to investors.

In connection with the purchase of interests in Senior Loans, the Trust may also acquire warrants and other equity securities of the Borrower or its affiliates.

The investment objective of the Trust and its policy to invest, under normal market conditions, at least 80% of its total assets in Senior Loans, are fundamental policies of the Trust and may not be changed without the approval of a majority of the outstanding voting securities of the Trust, as defined in the Investment Company Act.  Such a majority is defined as the lesser of (i) 67% or more of the Trust’s Shares present at a meeting of shareholders, if the holders of more than 50% of the outstanding Shares of the Trust are present or represented by proxy, or (ii) more than 50% of the outstanding Shares of the Trust.  Except as otherwise specified, all other investment policies of the Trust are not fundamental and may be changed by the Board of Trustees without shareholder approval.

The Trust may be required to pay and may receive various fees in connection with purchasing, selling and holding interests in Senior Loans.  When the Trust buys an interest in a Senior Loan, it may receive a facility fee, which is a fee paid to Lenders upon origination of a Senior Loan and/or a commitment fee which is a fee paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan.  In certain circumstances, the Trust may receive a prepayment penalty on the prepayment of a Senior Loan by a Borrower.  When the Trust sells an interest in a Senior Loan it may be required to pay fees to the purchaser of the interest.  The extent to which the Trust will be entitled to receive or be required to pay such fees will generally be a matter of negotiation between the Trust and the party selling to or purchasing from the Trust.  The Investment Adviser currently anticipates that the Trust will continue to receive and/or pay fees in a majority of the transactions involving Senior Loans.

Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.  The Trust will maintain a segregated account on its books in which it will maintain cash or high quality debt securities equal in value to its commitments to make such additional loans.  The Trust intends to reserve against such contingent obligations by earmarking or segregating cash, liquid securities and liquid Senior Loans as a reserve.

The Trust may invest up to 10% of its total assets in structured products to enhance the yield on its portfolio or to increase income available for distribution or for other non-hedging purposes.  A structured note is a derivative security that has one or more special features, such as an interest rate based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total rate of return on one or more underlying investments (such as Senior Loans) referenced in such notes.  A credit default swap is an agreement between two parties to exchange the credit risk of a particular issuer or reference entity.  In a credit default swap transaction, a buyer pays periodic fees in return for a payment by the seller which is contingent upon an adverse credit event occurring in the underlying issuer or reference entity.  The seller collects periodic fees from the buyer and profits if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the seller would be required to pay an agreed upon amount to the buyer in the event of an adverse credit event in the reference entity.  A buyer of a credit default swap is said to buy protection whereas the seller of a credit default swap is said to sell protection.  When the Trust buys a credit default swap, it is utilizing the swap for hedging purposes similar to other hedging strategies described herein, see also “Investment Practices—Hedging and Risk Management Transactions.” When the Trust sells a credit default swap, it is utilizing the swap to enhance the yield on its portfolio to increase income available for distribution or for other non-hedging purposes, and the Trust is subject to the 10% limitation described herein on structured products.

Generally, structured products are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities.  These investment entities may be structured as trusts or other types of pooled investment vehicles.  This type of restructuring generally involves the deposit with or purchase by an entity of the underlying investments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments.  The cash flow or rate of return on the underlying investments may be apportioned among the newly issued securities to create different investment characteristics, such as varying maturities, credit quality, payment priorities and interest rate provisions.

Structured notes are derivative securities for which the amount of principal repayment and/or interest payments is based on the movement of one or more “factors.” These factors include, but are not limited to, currency exchange rates, interest rates (such as the Prime Rate or LIBOR or other base lending rate), referenced bonds and stock indices.  Some of these factors may or may not correlate to the total rate of return on one or more underlying instruments referenced in such notes.  In some cases, the impact of the movements of these factors may increase or decrease through the use of multipliers or deflators.  The Trust will use structured notes consistent with its investment objective and policies.

Structured products where the rate of return is determined by reference to a Senior Loan or Senior Note will be treated as Senior Loan for purposes of the Trust’s policy of normally investing at least 80% of its total assets in Senior Loans.

 RISK FACTORS

General

The Trust invests primarily in Senior Loans on which the interest rate is periodically adjusted in response to interest rate changes on short-term investments.  This policy should result in a net asset value which fluctuates less than would a portfolio consisting primarily of fixed-rate obligations.  A number of factors may, however, cause a decline in net asset value, including a default on a Senior Loan, a material deterioration of a Borrower’s perceived or actual credit worthiness and/or an increase in interest rates not immediately reflected in the interest rate payable on Senior Loans.  A sudden and extreme increase in interest rates is particularly likely to cause a decline in net asset value.  Also, a change in the manner in which interest rates on Senior Loans are set (e.g., interest rates are set at a higher or lower margin above the Prime Rate, LIBOR or other base lending rate) or other changes in pricing parameters for Senior Loans, may also cause the Trust’s net asset value to fluctuate.  In addition, at any time there may be a limited supply of Senior Loans, which may adversely affect the Trust’s performance.

Illiquidity of Shares

An investment in the Shares should be considered illiquid.  There is no secondary market for the Shares and none is expected to develop.  There is no guarantee that you will be able to resell to the Trust all of the Shares that you desire to sell at any particular time in any repurchase offer by the Trust.

Credit Risk

Senior Loans are subject to credit risk.  Credit risk is the risk that the Borrower will fail to make timely payments of principal and/or interest.  The nonreceipt of scheduled payments of principal or interest, either because of a default, bankruptcy or other reason, could result in a reduction of the Trust’s yield and a decline in net asset value.  The risk of default increases in the event of an economic downturn or a substantial increase in interest rates.  The Fund may invest all or a substantial portion of its assets in below investment grade Senior Loan, which are considered speculative by rating agencies (and are often referred to as high-yielding, high-risk investments or as “junk” investments)

The Trust may invest in Senior Loans made in connection with leveraged buyout transactions, recap-italizations and other highly leveraged transactions.  These types of Senior Loans are subject to greater risks than are other kinds of Senior Loans in which the Trust may invest.  The value of such Senior Loans may also be subject to a greater degree of volatility in response to interest rate fluctuations.

The Investment Adviser will invest only in Senior Loans secured by collateral with a value (at the time of acquisition), in its view, of at least equal to the amount of the Senior Loan.  There is no guarantee, however, that the collateral securing a Senior Loan will be sufficient to protect the Trust against losses or a decline in income in the event of the Borrower’s nonpayment of principal and/or interest.  For example, the value of the collateral could, subsequent to the Trust’s investment in the Senior Loan, decline below the amount of the Senior Loan.  In addition, it may not be possible to liquidate the collateral promptly.  Also, in the event that a Borrower declares bankruptcy, a court could invalidate the Trust’s security interest in the loan collateral, or subordinate the Trust’s rights under the Senior Loan to other creditors of the Borrower.  In addition, in the event of an out of court restructuring, the Trust’s security interest in the loan collateral or rights under the Senior Loan with respect to other creditors may be subordinated.

Limited Public Information

The amount of public information available with respect to Senior Loans will generally be less extensive than that available for securities registered with the SEC and/or listed on a national securities exchange.  As a result, the performance of the Trust and its ability to meet its investment objective is more dependent upon the analytical ability of the Investment Adviser than would be the case for an investment company that invests primarily in registered and/or exchange listed securities.

Illiquidity of Senior Loans

Senior Loans may be transferable among financial institutions, however, they do not, at present, have the liquidity of conventional debt securities and are often subject to restrictions on resale.  For example, borrower approval is often required for the resale of interests in Senior Loans.  Due to the illiquidity of Senior Loans, the Trust may not be able to dispose of its investments in Senior Loans in a timely fashion and at a fair price.  The inability to do so could result in losses to the Trust.

Reliance Upon Agent

An Agent typically administers a Senior Loan and is responsible for the collection of principal and interest payments from the Borrower.  The Trust will generally rely on the Agent to collect and to transmit to the Trust its portion of the payments on the Senior Loan.  The Trust also generally will rely on the Agent to monitor compliance by the Borrower with the terms of the Loan Agreement and to notify the Trust of any adverse change in the Borrower’s financial condition or any declaration of insolvency.  In addition, the Trust will rely on the Agent to use appropriate creditor remedies against the Borrower in the event of a default.  Accordingly, the Trust’s success may be dependent in part upon the skill of Agents in administering the terms of Loan Agreements, monitoring Borrower compliance, collecting principal, interest and fee payments from Borrowers and, where necessary, enforcing creditor remedies against Borrowers.

The Agent’s appointment may be terminated if the Agent becomes insolvent, goes into bankruptcy, or has a receiver, conservator or similar official appointed for it by the appropriate bank regulatory authority.  In such event, a successor agent would be appointed.  Assets held by the Agent under the Loan Agreement should remain available to holders of Senior Loans.  However, if assets held by the Agent for the benefit of the Trust were determined by an appropriate regulatory authority or court to be subject to the claims of the Agent’s general or secured creditors, the Trust might incur certain costs and delays in realizing payment on a Senior Loan or suffer a loss of principal and/or interest.  Furthermore, in the event of the Borrower’s bankruptcy or insolvency, the Borrower’s obligation to repay the Senior Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.

Participations

The Trust may invest in Participations.  Because the holder of a Participation generally has no contractual relationship with the Borrower, the Trust will have to rely upon a Selling Participant and/or Intermediate Participant to pursue appropriate remedies against a Borrower in the event of a default.  As a result, the Trust may be subject to delays, expenses and risks that are greater than those that would be involved if the Trust could enforce its rights directly against the Borrower or through the Agent.  A Participation also involves the risks that the Trust may be regarded as a creditor of a Selling Participant and/or Intermediate Participant rather than of the Borrower.  If so, the Trust would be subject to the risk that a Selling Participant may become insolvent.

Prepayments

The Borrower of a Senior Loan, in some cases, may prepay the Senior Loan.  Prepayments could adversely affect the Trust’s yield to the extent that the Trust is unable to reinvest promptly payments in Senior Loans or if such prepayments were made during a period of declining interest rates.

Loans to Foreign Borrowers and Non-U.S. Dollar-Denominated Securities

The Trust may invest without limitation in Senior Loans which are made to non-U.S. borrowers that are U.S. dollar–denominated and may invest up to 20% of its total assets in non-U.S. dollar–denominated Senior Loans or other debt securities.  These securities involve risks that are in addition to the risks associated with domestic securities.  One additional risk is currency risk.  While the price of Trust Shares is quoted in U.S. dollars, the Trust may convert U.S. dollars to a foreign market’s local currency to purchase a security in that market.  If the value of that local currency falls relative to the U.S. dollar, the U.S. dollar value of the foreign security will decrease.  This is true even if the foreign security’s local price remains unchanged.  In addition, a decline in a non-U.S. borrower’s own currency relative to the U.S. dollar may impair such borrower’s ability to make timely payments of principal and/or interest on a loan.

Foreign securities also have risks related to economic and political developments abroad, including expropriations, confiscatory taxation, exchange control regulation, limitations on the use or transfer of Trust assets and any effects of foreign social, economic or political instability, which will affect those markets and their issuers, while not necessarily having an effect on the U.S. economy or on similar issuers located in the United States.  Foreign companies, in general, are not subject to the regulatory requirements of U.S. companies and, as such, there may be less publicly available information about these companies.  Moreover, foreign accounting, auditing and financial reporting standards generally are different from those applicable to U.S. companies.  In addition, it may be more difficult to value and monitor the value of collateral underlying loans to non-U.S. borrowers.  Finally, in the event of a default of any foreign debt obligations, it may be more difficult for the Trust to obtain or enforce a judgment against the issuers of the securities.

Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile.  Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their U.S. counterparts.  In addition, differences in clearance and settlement procedures in foreign markets may cause delays in settlement of the Trust’s trades effected in those markets and could result in losses to the Trust due to subsequent declines in the value of the securities subject to the trades.

Concentration

The Trust will treat the Borrower and the Agent Bank and, with respect to Participations, each financial institution interposed between the Borrower and the Trust, as an issuer of a Senior Loan or Participation for the purpose of determining the Trust’s concentration in a particular industry.  As a result, 25% or more of the Trust’s assets will be invested in the industry group consisting of financial institutions and their holding companies.  Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which such institutions may make and the interest rates and fees which such institutions may charge.  The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels.  In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect.  Insurance companies also are affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation.  The property and casualty industry is cyclical, being subject to dramatic swings in profitability which can be affected by natural catastrophes and other disasters.  Individual companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers.  The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.  In this regard, recent business combinations have included insurance, finance and securities brokerage under single ownership.

This concentration in securities of issuers in the industry group consisting of financial institutions originated from the inception of the Trust, and contemplates the then current market practice of acquiring Senior Loans indirectly, primarily through participations from banks and other financial institutions.  The Senior Loan markets have since evolved and, per current market practice, the Trust primarily acquires Senior Loans directly either by assignment or by acting as one of a syndicate group of lenders originating a loan, thereby rendering the referenced investment restriction with respect to such concentration obsolete.

The Trust may invest up to 10% of its assets in Senior Loans made to any single Borrower.  To the extent that the Trust invests a relatively high percentage of its assets in the obligations of a limited number of issuers, the value of the Trust’s investments may be more affected by any single adverse economic, political or regulatory event than will the value of the investments of a more diversified investment company.

Senior Notes

The Trust is authorized to invest in Senior Notes.  Senior Notes are debt obligations of Borrowers issued directly to investors in the form of debt securities.  It is anticipated that Senior Notes purchased by the Trust will generally bear a higher rate of interest than Syndicated Loans.  Such securities may, however, involve greater risks than those associated with Syndicated Loans.  The covenants and restrictions to which the Borrower would be subject in the case of Senior Notes may not be as rigorous in all respects as those to which the Borrower would be subject in the case of a Syndicated Loan.  Also, the scope of financial information respecting the Borrower available to investors in Senior Notes may be more limited than that available to Syndicated Loan Lenders.  In addition, a Syndicated Loan typically requires steady amortization of principal throughout the life of the Loan whereas Senior Notes, typically, are structured to allow Borrowers to repay principal later in the life of the Loan.

Warrants, Equity Securities and Junior Debt Securities

Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans.  As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities.  The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Trust’s net asset value.  Additionally, any investments in loans that are not secured by any specific collateral involve a greater risk of loss.

Credit Linked Deposits

Credit Linked Deposits are advances by Lenders which are used to support facilities for the issuance of letters of credit to Borrowers upon request.  Credit linked deposits effectively prefund future drawdowns on these letters of credit.

Credit linked deposits are held by the bank which issues the letter of credit (the “Issuing Bank”) or the Agent on behalf of the Issuing Bank (typically the Agent is also the Issuing Bank) for the account of the Lenders (the “Deposit Account”).  The Deposit Account is utilized to reimburse the Issuing Bank to the extent that there are drawdowns on the letter of credit and the Issuing Bank is not immediately reimbursed therefor by the Borrower.  The Borrower remains obligated to reimburse the Issuing Bank and as the Borrower does so, such amounts are put back into the Deposit Account by the Issuing Bank.  Upon a specified date, amounts remaining in the Deposit Account are refunded to the Lenders plus interest on each Lender’s credit linked deposits, typically at an interest rate comparable to the interest rate that would have been charged on direct advances by the Lender to the Borrower.

The Trust’s investments in credit linked deposits subject the Trust to the credit risk of the Issuing Bank which maintains the Deposit Account as well as that of the Borrower under the letter of credit.

Structured Products

The cash flow or rate of return on a structured product may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator.  Application of a multiplier is comparable to the use of financial leverage, a speculative technique.  Leverage magnifies the potential for gain and the risk of loss.  As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured product.  Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.  The Trust may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the issuer.  While certain structured investment vehicles enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured vehicles generally pay their share of the investment vehicle’s administrative and other expenses.  Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the Trust’s illiquidity to the extent that the Trust, at a particular point in time, may be unable to find qualified buyers for these securities.

Investments in structured notes involve risks including interest rate risk, credit risk and market risk.  Where the Trust’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations.  Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero and any further changes in the reference instrument may then reduce the principal amount payable on maturity.  Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

Borrowings

The Trust is authorized to borrow money to the maximum extent permitted by the Investment Company Act and the rules and regulations promulgated thereunder, or by an exemption or other relief applicable to the Trust from the provisions of the Investment Company Act.  The Trust may borrow for investment purposes, to make distributions to stockholders to the extent necessary to qualify as a regulated investment company or to finance the monthly repurchase of Shares.  The fees related to borrowing will be borne by the Trust and its shareholders.  There are risks associated with borrowings, including that the costs of borrowing may exceed the income from investments made with such borrowings.  Borrowing increases exposure to risks, including the likelihood of greater volatility of net asset value and market price of the Shares than a comparable portfolio that does not borrow; the risk that fluctuations in interest rates on borrowings and short-term debt will reduce the return to the holders of Shares or will result in fluctuations in the dividends paid on Shares; and the effect of borrowing in a declining market, which is likely to cause a greater decline in the net asset value of the Shares, which may result in a greater decline in the market price of the Shares.  The Trust’s use of borrowing could impair the ability of the Trust to maintain its qualification for federal income taxes as a regulated investment company.  As long as the Trust is able to invest the proceeds of any borrowing in investments that provide a higher net return than the then cost of such borrowing and the Trust’s operating expenses, the effect of such borrowing will be to cause Trust shareholders to realize a higher current rate of return than if the Trust had not engaged in such financial leverage.  However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses, the Trust’s shareholders would have a lower rate of return than if the Trust had not been leveraged.

 INVESTMENT PRACTICES

The following investment practices apply to the portfolio investments of the Trust and may be changed by the Trustees of the Trust without shareholder approval, following written notice to shareholders.

When-Issued and Delayed Delivery Transactions

The Trust may purchase and sell interests in Senior Loans and other securities in which the Trust may invest or dispose of such interests or securities on a when-issued or delayed delivery basis, i.e., delivery and payment can take place more than 30 days after the date of the transaction.  The interests or securities so purchased or sold are subject to market fluctuation during this period and no interest accrues to the purchaser prior to the date of settlement.

At the time the Trust makes the commitment to enter into a when-issued or delayed delivery transaction, it will record the transaction and thereafter reflect the value, each day, of such interest or security in determining the net asset value of the Trust.  At the time of delivery, the value of the interest or security may be more or less than the purchase price.  Since the Trust is dependent on the party issuing the when-issued or delayed delivery security to complete the transaction, failure by the other party to deliver the interest or security as arranged would result in the Trust losing an investment opportunity.  The Trust will also establish a segregated account on its books in which it will maintain cash or high quality debt securities equal in value to commitments for such when-issued or delayed delivery interests or other securities; subject to this requirement, the Trust may enter into transactions on such basis without limit.

Repurchase Agreements

When cash may be available for only a few days, it may be invested by the Trust in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Trust.  These agreements, which may be viewed as a type of secured lending by the Trust, typically involve the acquisition by the Trust of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer.  The agreement provides that the Trust will sell back to the institution, and that the institution will repurchase, the underlying security (“collateral”), which is held by the Trust’s custodian, at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase.  The Trust will receive interest from the institution until the time when the repurchase is to occur.  Although such date is deemed by the Trust to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits and may exceed one year.  While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Trust will follow procedures adopted by the Trustees designed to minimize such risks.  These procedures include effecting repurchase transactions only with large, well-capitalized and well established financial institutions, whose financial condition will be continually monitored by the Investment Adviser.  In addition, the value of the collateral underlying the repurchase agreement will be maintained at a level at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement.  In the event of a default or bankruptcy by a selling financial institution, the Trust will seek to liquidate such collateral.  However, the exercising of the Trust’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Trust could suffer a loss.  In addition, to the extent that the Trust’s security interest in the collateral may not be properly perfected, the Trust could suffer a loss up to the entire amount of the collateral.  It is the policy of the Trust not to invest in repurchase agreements that do not mature within seven days if any such investments amount to more than 10% of its total assets.

Reverse Repurchase Agreements

The Trust may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Trust.  A reverse repurchase agreement is an instrument under which the Trust may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Trust at an agreed upon price on an agreed upon date.  The value of the underlying securities will be at least equal at all times to the total amount of the resale obligation, including the interest factor.  Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Trust’s ability to dispose of the underlying securities.  An additional risk is that the market value of securities sold by the Trust under a reverse repurchase agreement could decline below the price at which the Trust is obligated to repurchase them.  Reverse repurchase agreements will be considered borrowings by the Trust and as such would be subject to the restrictions on borrowing described in the “Investment Restrictions” in the SAI.  The Trust will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

Loans of Portfolio Securities

The Trust may lend its portfolio securities to brokers, dealers, banks and other institutional investors.  By lending its portfolio securities, the Trust attempts to increase its net investment income through the receipt of interest on the cash collateral with respect to the loan or fees received from the borrower in connection with the loan.  Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Trust.

The Trust employs an agent to implement the securities lending program and the agent receives a fee from the Trust for its services.  The Trust will not lend more than 25% of the value of its total assets.

The Trust may lend its portfolio securities so long as the terms, structure and the aggregate amount of such loans are not inconsistent with the Investment Company Act or the rules and regulations or interpretations of the SEC thereunder, which currently require that (i) the borrower pledge and maintain with the Trust collateral consisting of liquid, unencumbered assets having a value at all times not less than 100% of the value of the securities loaned; (ii) the borrower add to such collateral whenever the price of the securities loaned rises (i.e., the borrower “marks to market” on a daily basis); (iii) the loan be made subject to termination by the Trust at any time; and (iv) the Trust receive a reasonable return on the loan (which may include the Trust investing any cash collateral in interest bearing short-term investments), any distributions on the loaned securities and any increase in their market value.  In addition, voting rights may pass with the loaned securities, but the Trust will retain the right to call any security in anticipation of a vote that the Investment Adviser deems material to the security on loan.

There may be risks of delay and costs involved in recovery of securities or even loss of rights in the collateral should the borrower of the securities fail financially.  These delays and costs could be greater for foreign securities.  However, loans will be made only to borrowers deemed by the Investment Adviser to be creditworthy and when, in the judgment of the Investment Adviser, the income which can be earned from such securities loans justifies the attendant risk.  All relevant facts and circumstances, including the credit-worthiness of the broker, dealer, bank or institution, will be considered in making decisions with respect to the lending of securities, subject to review by the Trust’s Board of Trustees.  The Trust also bears the risk that the reinvestment of collateral will result in a principal loss.  Finally, there is the risk that the price of the securities will increase while they are on loan and the collateral will not be adequate to cover their value.

Borrowings

The Trust may use financial leverage in the form of borrowings or the issuance of preferred shares to the maximum extent permitted under the Investment Company Act.  Under the Investment Company Act, a fund generally may not (i) borrow money greater than 331⁄3% of the fund’s total assets or (ii) issue preferred shares with a liquidation value of greater than 50% of the fund’s total assets; and, except as described in the next paragraph, a fund is generally not precluded from purchasing additional portfolio securities with respect to the proceeds of the leverage discussed in (i) and (ii) above.  In using a combination of borrowing money and issuing preferred shares, the maximum allowable leverage is somewhere between 331⁄3% and 50% (but in no event more than 50%) of a fund’s total assets based on the relative amounts borrowed or preferred shares issued.  Under the Trust’s current fundamental policy, the Trust is able to use financial leverage to the maximum extent allowable under the Investment Company Act and use this financial leverage to purchase additional portfolio securities.  While the Trust currently has no intention to issue preferred shares, it may seek to do so in the future.

Under the Investment Company Act, a fund is not permitted to incur indebtedness unless immediately after such incurrence the fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness (i.e., such indebtedness may not exceed 331⁄3% of the fund’s total assets).  Additionally, under the Investment Company Act, a fund may not declare any dividend or other distribution upon any class of its capital shares, or purchase any such capital shares, unless the aggregate indebtedness of the fund has, at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution or purchase price, as the case may be.  Under the Investment Company Act, a fund is not permitted to issue preferred shares unless immediately after such issuance the net asset value of the fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Trust’s total assets).  In addition, a fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such distribution, the net asset value of the fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value.

If, due to market fluctuations or other reasons, the value of the Trust’s assets falls below the foregoing required coverage requirements, the Trust, within three business days, will reduce its borrowings to the extent necessary to comply with such requirement.  To achieve such reduction, it is possible that the Trust may be required to sell portfolio securities at a time when it may be disadvantageous to do so.

Borrowings other than for temporary or emergency purposes or to finance the monthly repurchase of Shares would involve additional risk to the Trust, since the interest expense or dividend rates on preferred shares may be greater than the income from or appreciation of the interests carried by the borrowing.  The Trust may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit.  Either of these requirements will increase the cost of borrowing over the stated interest rate.  Investment activity will continue while the borrowing is outstanding.  The purchase of additional portfolio securities while any borrowing is outstanding involves the speculative factor known as “leverage,” which will increase the Trust’s exposure to capital risk.  See “Risk Factors—Borrowings.”

The Trust has engaged CIESCO, LLC, a Citibank, N.A.-administered conduit (the “Conduit Lender”), to arrange a syndicate of lenders to provide a revolving credit facility in the amount of $125,000,000, which may be increased or decreased from time to time.

The facility has the following terms and conditions, among others: The term of the facility is 364 days, which term may be extended under certain conditions.  The loans under the facility bear interest at a rate per annum, at the election of the Trust, equal to a Base Rate, a CP Rate (for the Conduit Lender) or a Eurodollar Rate.  The loans will be secured by a fully perfected first priority lien on all of the assets of the Trust capable of being pledged thereunder.  There is a program fee and facility fee on the credit facility.  The facility is subject to certain requirements, including (a) that the lenders shall receive notice of any amendment to the Trust’s fundamental investment policies or investment objective and may amend the asset coverage ratio, in accordance with applicable law, in their reasonable discretion, to reflect the credit effect of such amendment, and (b) that no more than 35% of the Fund’s Managed Assets may be concentrated in a single issuer or country (other than U.S. government securities).

Certain lenders may impose specific restrictions as a condition to borrowing through a credit facility.  Guidelines or restrictions imposed by a lender may include asset coverage or portfolio composition requirements that are more stringent than those imposed on the Trust by the Investment Company Act.  The Investment Adviser does not anticipate that such guidelines or restrictions will adversely impact the performance of the Trust’s portfolio in accordance with its investment objective and policies.

If the Trust utilizes the credit facility, costs of borrowing will be borne immediately by the holders of the Shares and result in a reduction of the net asset value of the Shares.  Through leveraging, the Trust will seek to obtain a higher return for holders of the Trust’s Shares than if the Trust did not use leverage.  Leverage is a speculative technique and there are special risks and costs associated with leveraging.  The Trust will use the proceeds from the use of leverage to purchase additional securities consistent with the Trust’s investment objective, policies and strategies.  If the rate of return on the Trust’s investment securities, after the payment of applicable expenses of the Trust, is greater than the applicable interest rate, the Trust will generate more income by investing the proceeds of the leverage than it will need to pay in leveraging costs.

Conversely, if the rate of return on the Trust’s investment securities after the payment of applicable expenses of the Trust is less than the applicable interest rate paid by the Trust, the Trust could suffer a reduction in income as a result of its payment obligations relating to the use of leverage.

If the rate of return earned by the Trust from its investments purchased with the proceeds from leverage exceeds the then current interest rates resulting from leverage, such proceeds may be used to pay higher dividends to common shareholders.  However, the Trust cannot assure that the use of leverage will result in a higher return on its Shares.

The Trust may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends, the settlement of securities transactions which otherwise might require untimely dispositions of Trust securities and to finance the repurchase of Shares.  There can be no assurance that a leveraging strategy will be implemented or that it will be successful during any period in which it is employed.

Hedging and Risk Management Transactions

The Trust may enter into various interest rate hedging and risk management transactions.  The Trust expects to engage in such transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust’s portfolio.  In addition, with respect to fixed-income securities in the Trust’s portfolio or to the extent an active secondary market develops in interests in Senior Loans in which the Trust may invest, the Trust may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes.  The Trust does not intend to engage in such transactions for speculative or other non-hedging purposes except as described in this Prospectus.  Market conditions will determine whether and in what circumstances the Trust would employ any of the techniques described below.  The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Trust’s portfolio securities.  The Investment Adviser currently actively utilizes various hedging techniques in connection with its management of other fixed-income portfolios, and the Trust believes that the Investment Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions.  The Trust incurs brokerage and other costs in connection with its hedging transactions.

The Trust may enter into interest rate swaps, caps or floors.  Interest rate swaps involve the exchange by the Trust with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments.  The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which payment obligations are determined, although no actual exchange of principal occurs) from the party selling such interest rate cap.  The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor.

In circumstances in which the Investment Adviser anticipates that interest rates will decline, the Trust might, for example, enter into an interest rate swap as the floating rate payor.  In the case where the Trust purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Trust’s counterparty would pay the Trust amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount.  Such payments would offset or partially offset the decrease in the payments the Trust would receive in respect of floating rate assets being hedged.  In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Trust would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the financial instruments being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Investment Adviser’s ability to predict correctly the direction and degree of movements in interest rates.  Although the Trust believes that use of the hedging and risk management techniques described above will benefit the Trust, if the Investment Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Trust’s overall performance would be worse than if it had not entered into any such transactions.  For example, if the Trust had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Trust would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

The Trust may also enter into credit default swap contracts in order to hedge against the risk of default of debt securities held in the Trust.  As the buyer of a credit default swap contract, the Trust would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract in the event of a default by a third party on the debt obligation.  In return, the Trust agrees to pay to the counterparty a periodic stream of payments over the term of the contract.

Any interest rate swaps entered into by the Trust would usually be done on a net basis, i.e., where the two parties make net payments with the Trust receiving or paying, as the case may be, only the net amount of the two payments.  If the Trust enters into a interest rate swap on other than a net basis, the Trust will earmark or maintain in a segregated account the full amount of the Trust’s obligation under such swap.

In as much as any such hedging transactions entered into by the Trust will be for good-faith risk management purposes, the Investment Adviser and the Trust believe such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its investment restrictions on borrowing.  The net amount of the excess, if any, of the Trust’s obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid portfolio securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Trust’s custodian.

The Trust will not enter into interest rate swaps, caps, floors or credit default swaps if on a net basis the aggregate notional principal amount with respect to such transactions exceeds the net assets of the Trust.  Thus, the Trust may enter into interest rate swaps, caps or floors with respect to its entire portfolio.

These transactions do not involve the delivery of securities or other underlying assets or principal.  Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Trust is contractually obligated to make.  If the other party to an interest rate swap defaults, the Trust’s risk of loss consists of the net amount of interest payments that the Trust contractually is entitled to receive.  The creditworthiness of firms with which the Trust enters into interest rate swaps, caps or floors will be monitored on an ongoing basis by the Investment Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Trust.  If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Trust’s rights as a creditor.  The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation.  As a result, the swap market has become relatively liquid.  Caps and floors are more recent innovations and they are less liquid than swaps.  In addition, a credit default swap involves the risk that the investment may expire worthless and would generate income only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial instability).  It would also involve credit risk that the seller may fail to satisfy its payment obligations to the Trust in the event of a default.

The Trust may enter into forward foreign currency exchange contracts (“forward contracts”) as a hedge against fluctuations in future foreign exchange rates.  The Trust may conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into forward contracts to purchase or sell foreign currencies.  A forward contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract.  These contracts are traded in the interbank market conducted directly between currency traders (usually large, commercial and investment banks) and their customers.  Forward contracts only will be entered into with U.S. banks and their foreign branches, insurance companies and other dealers or foreign banks whose assets total $1 billion or more.  A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

The Trust may enter into forward contracts under various circumstances.  The typical use of a forward contract is to “lock in” the price of a security in U.S. dollars or some other foreign currency, which the Trust is holding in its portfolio.  By entering into a forward contract for the purchase or sale, for a fixed amount of dollars or other currency, of the amount of foreign currency involved in the underlying security transactions, the Trust may be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar or other currency which is being used for the security purchase and the foreign currency in which the security is denominated during the period between the date on which the security is purchased or sold and the date on which payment is made or received.

The Investment Adviser also may from time to time utilize forward contracts for other purposes.  For example, they may be used to hedge a foreign security held in the portfolio or a security which pays out principal tied to an exchange rate between the U.S. dollar and a foreign currency, against a decline in value of the applicable foreign currency.  They also may be used to lock in the current exchange rate of the currency in which those securities anticipated to be purchased are denominated.

The Trust will not enter into forward contracts or maintain a net exposure to these contracts where the consummation of the contracts would obligate the Trust to deliver an amount of foreign currency in excess of the value of the Trust’s portfolio securities.

When required by law, the Trust will cause its custodian bank to earmark cash, U.S. government securities or other appropriate liquid portfolio securities in an amount equal to the value of the Trust’s total assets committed to the consummation of forward contracts entered into under the circumstances set forth above.  If the value of the securities so earmarked declines, additional cash or securities will be earmarked on a daily basis so that the value of such securities will equal the amount of the Trust’s commitments with respect to such contracts.

Although the Trust values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis.  It will, however, do so from time to time, and investors should be aware of the costs of currency conversion.  Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the spread between the prices at which they are buying and selling various currencies.  Thus, a dealer may offer to sell a foreign currency to the Trust at one rate, while offering a lesser rate of exchange should the Trust desire to resell that currency to the dealer.

The Trust may be limited in its ability to enter into hedging transactions involving forward contracts by the Internal Revenue Code of 1986, as amended (the “Code”), requirements relating to qualification as a regulated investment company.

Forward contracts may limit gains on portfolio securities that could otherwise be realized had they not been utilized and could result in losses.  The contracts also may increase the Trust’s volatility and may involve a significant amount of risk relative to the investment of cash.

The Trust also may invest in options and financial futures.  Options and futures may be used to manage the interest rate sensitivity of its portfolio securities or to seek to protect against a decline in securities prices or an increase in prices of securities that may be purchased from changes in prevailing interest rates.  If the Trust invests in options and/or futures, its participation in these markets would subject the Trust’s portfolio to certain risks.  The Investment Adviser’s predictions of movements in the direction of the bond or interest rate markets may be inaccurate, and the adverse consequences to the Trust (e.g., a reduction in the Trust’s net asset value or a reduction in the amount of income available for distribution) may leave the Trust in a worse position than if these strategies were not used.  Other risks inherent in the use of options and futures include, for example, the possible imperfect correlation between the price of options and futures contracts and movements in the prices of the securities being hedged, and the possible absence of a liquid secondary market for any particular instrument.  Certain options may be over-the-counter options, which are options negotiated with dealers; there is no secondary market for these investments.

 INVESTMENT ADVISORY AGREEMENT

Advisory Agreement

On June 1, 2010, Invesco Ltd., a leading independent global investment management company, completed its purchase of substantially all of the retail asset management business of Morgan Stanley, and Invesco Advisers, Inc., a subsidiary of Invesco Ltd., became investment adviser to the Morgan Stanley mutual funds (including the Trust)) (the “Transaction”).  In contemplation of the Transaction, shareholders of the Trust approved a new investment advisory agreement with Invesco Advisers, Inc., and a new master investment sub-advisory agreement with several of Invesco Ltd.’s wholly owned affiliates.  Thus, effective June 1, 2010, the Trust’s investment adviser, investment sub-advisers and certain other service providers are affiliates of Invesco Ltd.

The Trust has retained the Investment Adviser to manage the Trust’s assets, subject to the overall supervision by the Trust’s Board of Trustees, including the placing of orders for the purchase and sale of portfolio securities, pursuant to an Investment Advisory Agreement with Invesco Advisers, Inc. (the “Advisory Agreement”).

The Investment Adviser obtains and evaluates such information and advice relating to the economy, securities markets and specific securities as it considers necessary or useful to manage continuously the assets of the Trust in a manner consistent with its investment objective and policies.  The Trust’s Board of Trustees reviews the various services provided by the Investment Adviser to ensure that the Trust’s general investment policies and programs are being properly carried out.

Under the terms of the Advisory Agreement, the Investment Adviser pays the salaries of all personnel, including officers of the Trust, who are employees of the Investment Adviser.

Expenses not expressly assumed by the Investment Adviser under the Advisory Agreement will be paid by the Trust.  The expenses borne by the Trust include, but are not limited to: charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of share certificates; registration costs of the Trust’s Shares in this continuous offering under federal and state securities laws; all expenses of shareholders’ and Trustees’ meetings and of preparing, printing and mailing proxy statements and reports to shareholders; fees and travel expenses of Trustees or members of any advisory board or committee who are not employees or retired employees of the Investment Adviser or any corporate affiliate thereof; all expenses incident to any dividend or distribution program; charges and expenses of any outside service used for pricing of the Trust’s investments; fees and expenses of legal counsel, including counsel to the Trustees who are not interested persons of the Trust or of the Investment Adviser (not including compensation or expenses of attorneys who are employees of the Investment Adviser) and the independent registered public accounting firm; membership dues of industry associations; interest on Trust borrowings; fees and expenses incident to Trust borrowings; postage; insurance premiums on property or personnel (including officers and trustees) of the Trust which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Trust’s operation.

As full compensation for the services furnished to the Trust, the Trust pays Invesco Advisers, Inc. pursuant to the Advisory Agreement, monthly compensation calculated daily at an annual rate of 0.90% to the portion of the daily net assets not exceeding $500 million; 0.85% to the portion of the daily net assets exceeding $500 million but not exceeding $1.5 billion; 0.825% to the portion of the daily net assets exceeding $1.5 billion but not exceeding $2.5 billion; 0.80% to the portion of the daily net assets exceeding $2.5 billion but not exceeding $3.0 billion; and 0.775% to the portion of the daily net assets exceeding $3.0 billion.  The sum of this fee and the administration fee is higher than that paid by most other investment companies.  See “Administrator and Administration Agreement.” For the fiscal years ended September 30, 2008, 2009 and 2010, the Trust accrued compensation under its investment advisory agreement of $9,189,934, $5,631,481 and $6,044,630, respectively.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Adviser is not liable to the Trust or any of its shareholders for any act or omission by the Investment Adviser or for any losses sustained by the Trust or its shareholders.  The Advisory Agreement in no way restricts the Investment Adviser from acting as investment manager or adviser to others.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is available in the Trust’s annual report to shareholders for the fiscal year ended September 30, 2010.

Sub-Advisory Agreement

The Investment Adviser has entered into a master sub-advisory agreement (the “Sub-Advisory Agreement”) with certain affiliates to serve as sub-advisers to the Trust, pursuant to which these affiliated sub-advisers may be appointed by the Investment Adviser from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Trust.  These affiliated sub-advisers, each of which is a registered investment adviser under the Investment Advisers Act of 1940 are:

•           Invesco Asset Management Deutschland Gmbh (Invesco Deutschland)

•           Invesco Asset Management Limited (Invesco Asset Management)

•           Invesco Asset Management (Japan) Limited (Invesco Japan)

•           Invesco Australia Limited (Invesco Australia)

•           Invesco Hong Kong Limited (Invesco Hong Kong)

•           Invesco Senior Secured Management, Inc. (Invesco Senior Secured)

•           Invesco Trimark Ltd.  (Invesco Trimark);

(each a “Sub-Adviser” and collectively, the “Sub-Advisers”).

The Investment Adviser and each Sub-Adviser are indirect wholly owned subsidiaries of Invesco Ltd.

The only fees payable to the Sub-Advisers under the Sub-Advisory Agreement are for providing discretionary investment management services.  For such services, the Investment Adviser will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that the Investment Adviser receives from the Trust, multiplied by (ii) the fraction equal to the net assets of such Trust as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Trust for that month.  Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by the Investment Adviser, if any, in effect from time to time.  In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed 40% of the monthly compensation that the Investment Adviser receives from the Trust pursuant to its advisory agreement with the Trust, as reduced to reflect contractual or voluntary fees waivers or expense limitations by the Investment Adviser, if any.

The Sub-Advisory Agreement provides that the affiliated sub-advisers will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of the Sub-Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of an affiliated sub-adviser in the performance of its duties or from reckless disregard of its duties and obligations thereunder.

A discussion regarding the basis for the Board of Trustees’ approval of the Sub-Advisory Agreement is available in the Trust’s annual report to shareholders for the fiscal year ended September 30, 2010.

 ADMINISTRATOR AND ADMINISTRATION AGREEMENT

Under the terms of the Administration Agreement, the Administrator maintains certain of the Trust’s books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help, and bookkeeping and certain legal services as the Trust may reasonably require in the conduct of its business.  The Administrator also assists in the preparation of proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of the independent registered public accounting firm and attorneys is, in the opinion of the Administrator, necessary or desirable).  The Administrator also bears the cost of telephone service, heat, light, power and other utilities provided to the Trust.

As full compensation for the services and facilities furnished to the Trust and expenses of the Trust assumed by the Administrator, the Trust pays the Administrator monthly compensation calculated daily by applying the annual rate of 0.25% to the Trust’s daily net assets.  For the fiscal years ended September 30, 2008, 2009 and 2010, the Trust accrued compensation under its administration agreement of $2,629,392, $1,582,789 and $1,704,315, respectively.

The Administration Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Administrator is not liable to the Trust or any of its shareholders for any act or omission by the Administrator or for any losses sustained by the Trust or its shareholders.  The Administration Agreement in no way restricts the Administrator from acting as administrator or investment manager or adviser to others.

 SHARE REPURCHASES AND TENDERS

Since its inception, the Trust’s Board of Trustees had caused the Trust to make discretionary quarterly tender offers to repurchase Shares at the net asset value determined at the close of the tender offer.  Although the Trust had conducted these offers quarterly since its inception, there were no assurances that the Trust would continue to do so.  In December 2005, the Board of Trustees approved a new fundamental policy, as more fully described below, whereby the Trust commits to make offers to repurchase Shares of the Trust on a monthly basis.

To provide shareholders with a degree of liquidity and the ability to receive net asset value on a disposition of their Shares, the Trust, as a matter of fundamental policy, which cannot be changed without shareholder approval, will make monthly offers to repurchase its Shares and will conduct repurchase offers on a monthly basis.

On June 7, 2006, the Trust obtained exemptive relief from the SEC to allow monthly repurchase offerings depending on certain conditions.  At a special meeting of shareholders of the Trust on August 23, 2006, shareholders voted in favor of the proposal to adopt this policy.

The Trust currently anticipates that each monthly repurchase offer will be for 5% of its Shares outstanding on the repurchase request deadline.  In general, the Trust can conduct a repurchase offer for not less than 5% and up to a maximum of 25% of its outstanding Shares at net asset value.  (The Trust may also make a discretionary repurchase offer once every two years but has no current intention to do so.) An early withdrawal charge payable to the Investment Adviser generally will be imposed in connection with Shares held for four years or less which are accepted by the Trust for repurchase pursuant to repurchase offers.  See “—Early Withdrawal Charge” below.

The Trust does not presently intend to deduct any repurchase fees, other than any applicable early withdrawal charge, from the repurchase amount.  However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Trust to compensate it for its reasonable expenses directly related to the repurchase.  These fees could be used to compensate the Trust for, among other things, its costs incurred in disposing of portfolio securities or in borrowing in order to make payment for repurchased Shares.  Any repurchase fees will never exceed 2% of the proceeds of the repurchase.  The Board of Trustees may implement repurchase fees without a shareholder vote.

When a repurchase offer commences, the Trust sends to shareholders a notification of the offer specifying, among other things:

•	The Trust is offering to repurchase Shares from shareholders at net asset value.

•
The percentage of Shares that the Trust is offering to repurchase and how the Trust will purchase Shares on a pro rata basis if the offer is oversubscribed.  This generally is anticipated to be 5% for monthly repurchase offers.

•
The date on which a shareholder’s repurchase request is due (the “repurchase request deadline”).  This will be the third Friday (or the preceding business day if such third Friday is not a business day) of each month in which a repurchase offer ends.

•
The date that will be used to determine the Trust’s net asset value applicable to the repurchase offer (the “repurchase pricing date”).  This is generally expected to be the repurchase request deadline, and pricing will be determined after the close of business on that date.  The notice will discuss the risk of fluctuation in net asset value that could occur between the repurchases request deadline and the repurchases pricing date.

•
The date by which the Trust will pay to shareholders the proceeds from their Shares accepted for repurchase (the “repurchase payment deadline”).  This is generally expected to be the third business day after the repurchase pricing date, and in any event, will be within seven days after the request deadline.  Additionally, payment must be made at least five business days before notification of the next repurchase offer.

•	The net asset value of the Shares of the Trust as of a date no more than seven days prior to the date of the notification and the means by which shareholders may ascertain the net asset value.

•	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders prior to the repurchase request deadline.

•	The circumstances in which the Trust may suspend or postpone a repurchase offer.

•	Any fees applicable to the repurchase offer.

The Trust will send this notification not less than seven days and not more than 14 days in advance of the repurchase request deadline.  Shares of the Trust must be held through an authorized dealer.  Certificated Shares are not available.

The repurchase request deadline is a deadline that will be strictly observed.  If your authorized dealer fails to submit your repurchase request in good order by the repurchase request deadline, you will be unable to sell your Shares until a subsequent repurchase offer, and you will have to resubmit your request in the next repurchase offer.  You should be sure to advise your authorized dealer of your intentions in a timely manner.  You may withdraw or change your repurchase request at any point before the repurchase request deadline.

The Trust’s fundamental policies with respect to repurchase offers.  The Trust has adopted the following fundamental policies in relation to its repurchase offers, which cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Trust’s outstanding Shares.

•           The Trust has a policy of making periodic repurchase offers (“Repurchase Offers”) for the Trust’s common shares of beneficial interest, pursuant to Rule 23c-3(b) of the Investment Company Act;

•	Repurchase Offers will be made at periodic intervals of one month in accordance with the conditions set forth in the SEC’s exemptive order;

•
The repurchase request deadline will be the third Friday of each month (or the preceding business day if such third Friday is not a business day) in which a Repurchase Offer ends (the “Request Deadline”); and

•	The repurchase pricing date for a Repurchase Offer normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

Suspension or postponement of repurchase offer.  The Trust may suspend or postpone a repurchase offer in limited circumstances, as more fully described below, but only with the approval of a majority of the Trust’s Board of Trustees, including a majority of the Independent Trustees.

The Trust may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Trust to lose its status as a regulated investment company under the Code; (2) for any period during which the Exchange or any market in which the securities owned by the Trust are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Trust fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Trust.

Oversubscribed repurchase offers.  There is no minimum number of Shares that must be tendered before the Trust honors repurchase requests.  However, the Trust’s Board of Trustees for each repurchase offer sets a maximum percentage of Shares that may be purchased by the Trust.  In the event a repurchase offer by the Trust is oversubscribed, the Trust may, but is not required to, repurchase additional Shares up to a maximum amount of 2% of the outstanding Shares of the Trust on the repurchase request deadline.  If the Trust determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Trust is entitled to purchase plus 2% of the outstanding Shares of the Trust on the repurchase request deadline, the Trust repurchases the Shares tendered on a pro rata basis.  However, the Trust may determine to alter the pro rata allocation procedures in two situations:

(1) the Trust may accept all Shares tendered by persons who own in the aggregate not more than a specified number of Shares (not to exceed 100 Shares) and who tender all of their Shares before prorating Shares tendered by others; or

(2) the Trust may accept by lot Shares tendered by shareholders who tender all Shares held by them and who, when tendering, elect to have either all or none, or at least a minimum amount or none, accepted; however, the Trust first must accept all Shares tendered by shareholders who do not make this election.

If proration is necessary, the number of Shares each investor asked to have repurchased generally is reduced by the same percentage subject to the pro rata allocations described above.  If any Shares that you wish to tender to the Trust are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other investors’ requests.  Thus, there is a risk that the Trust may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer.  In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood of proration.

There is no assurance that you will be able to tender as many of your Shares as you desire to sell.

Determination of repurchase price.  The repurchase price payable in respect of a tendered Share will be equal to the Share’s net asset value as determined after the close of business on the repurchase pricing date.  The Trust’s net asset value per Share may change materially between the date a repurchase offer is mailed and the repurchase pricing date, and it may also change materially shortly after the repurchase request deadline.  The method by which the Trust calculates net asset value is discussed under the caption “Determination of Net Asset Value” in the SAI.

Payment.  The Trust generally will repurchase Shares by the third business day after the repurchase pricing date.  In any event, the Trust pays repurchase proceeds no later than seven days after such repurchase request deadline.  Additionally, payment must be made at least five business days before notification of the next repurchase offer.

Impact of repurchase policies on the liquidity of the Trust.  From the time the Trust distributes each repurchase offer notification until the repurchase pricing date, the Trust must maintain a percentage of liquid assets at least equal to the repurchase offer amount.  For this purpose, liquid assets means assets that may be sold or disposed of in the ordinary course of business at approximately the price at which they are valued within a period equal to the period between a repurchase request deadline and the repurchase payment deadline or which mature by the repurchase payment deadline.  In supervising the Trust’s operations and portfolio management by the Investment Adviser, the Trust’s Board of Trustees has adopted written procedures that are reasonably designed to ensure that the Trust’s portfolio assets are sufficiently liquid so that the Trust can comply with its fundamental policy on repurchases and with the liquidity requirements noted above.  The Board of Trustees will review the overall composition of the Trust’s portfolio and make and approve such changes to the procedures as the Board of Trustees deems necessary.  If, at any time, the Trust falls out of compliance with these liquidity requirements, the Board of Trustees will cause the Trust to take whatever action it deems appropriate to ensure compliance.  The Trust is also permitted to borrow up to the maximum extent permitted under the Investment Company Act to meet repurchase requests, as more fully described below.

Consequences of repurchase offers.  The Trust believes that repurchase offers generally will be beneficial to the Trust’s shareholders, and generally will be funded from available cash or sales of portfolio securities.  However, the acquisition of Shares by the Trust will decrease the assets of the Trust and, therefore, may have the effect of increasing the Trust’s expense ratio.  In addition, if the Trust borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Trust’s expenses and reducing any net investment income.  The Trust intends to continually offer its Shares, which may alleviate potential adverse consequences of repurchase offers, but there is no assurance that the Trust will be able to sell additional Shares.

Repurchase of the Trust’s Shares through repurchase offers will reduce the number of outstanding Shares and, depending upon the Trust’s investment performance and its ability to sell additional Shares, its net assets.

In addition, the repurchase of Shares by the Trust will be a taxable event to shareholders.  For a discussion of these tax consequences, see “Tax Consequences.”

Costs associated with the repurchase offer will be charged as an expense to the Trust.  See the SAI for additional information concerning repurchase of Shares.

During the fiscal year ended September 30, 2010, the Trust completed 12 tender offers.

Amount of Shares Resulted
Tender Offer Commenced	in the Tender
October 9, 2009	[1,261,146]
November 13, 2009	[2,062,284]
December 11, 2009	[1,714,485]
January 8, 2010	[1,096,583]
February 12, 2010	[1,602,563]
March 12, 2010	[2,051,962]
April 9, 2010	[1,544,165]
May 7, 2010	[2,298,483]
June 11, 2010	[2,759,039]
July 9, 2010	[1,175,612]
August 13, 2010	[1,760,050]
September 10, 2010	[1,652,819]

If the Trust must liquidate portfolio holdings in order to purchase Shares tendered, the Trust may realize gains and losses.

Early Withdrawal Charge

Any early withdrawal charge to defray distribution expenses will be charged in connection with Shares held for four years or less (calculated from the last day of the month in which the Shares were purchased) which are accepted by the Trust for repurchase pursuant to repurchase offers, except as noted below.  The early withdrawal charge will be imposed on a number of Shares accepted for repurchase the value of which exceeds the aggregate value at the time the repurchase is accepted of (a) all Shares in the account purchased more than four years prior to such acceptance, (b) all Shares in the account acquired through reinvestment of dividends and distributions and (c) the increase, if any, of value of all other Shares in the account (namely those purchased within the four years preceding the acceptance) over the purchase price of such Shares.  Accordingly, the early withdrawal charge is not imposed on Shares acquired through reinvestment of dividends and distributions or on any increases in the net asset value of Shares above the initial purchase price.  The early withdrawal charge will be paid to the Investment Adviser.  In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.  Any early withdrawal charge which is required to be imposed will be made in accordance with the following schedule.

Early Withdrawal
Year of Repurchase After Purchase	Charge
October 8, 2010
First	3.0%
Second	2.5%
Third	2.0%
Fourth	1.0%
Fifth and following	0.0%

The early withdrawal charge is waived on repurchases by the Trust of Shares purchased subject to an early withdrawal charge pursuant to a repurchase offer (i) within one year following the death or disability (as disability is defined in Section 72(m)(7) of the Code) of a shareholder or (ii) if the Distributor has not made a reallowance to a dealer at the time of purchase of such Shares.  Under the Code, a person is considered “disabled” if such person “is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.” The Distributor will require satisfactory proof of death or disability before the early withdrawal charge will be waived.  For a more complete description of early withdrawal charge waivers, please contact your authorized dealer.

The following example will illustrate the operation of the early withdrawal charge.  Assume that an investor purchases $1,000 of the Trust’s Shares for cash and that 21 months later the value of the account has grown through the reinvestment of dividends and capital appreciation to $1,200.  The investor then may submit for repurchase pursuant to a repurchase offer up to $200 of Shares without incurring an early withdrawal charge.  If the investor should submit for repurchase pursuant to a repurchase offer $500 of Shares, an early withdrawal charge would be imposed on $300 of the Shares submitted.  The charge would be imposed at the rate of 2.5% because it is in the second year after the purchase was made, and the charge would be $7.50.  For the fiscal years ended September 30, 2008, 2009 and 2010, Morgan Stanley Investment Advisors (the predecessor investment adviser) informed the Trust that it received approximately $1,878,978, $1,483,153, and $52,247, respectively, in early withdrawal fees.  For the fiscal years ended September 30, 2010, Invesco Advisers, Inc. informed the Trust that it received approximately $22,793 in early withdrawal fees.

Order Processing Fees

Your financial intermediary may charge processing or other fees in connection with the purchase or sale of the Trust’s Shares.  Please consult your financial representative for more information regarding any such fees.

 PURCHASE OF SHARES

The Trust continuously offers Shares through Invesco Distributors, Inc. (the “Distributor”), whose address is P.O. Box 4739, Houston, Texas 77210-4739.  The Distributor has entered into selected dealer agreements with certain broker-dealers (“Selected Broker-Dealers”).  The Trust or the Distributor may suspend the continuous offering of the Shares to the general public at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time.

Neither the Trust, the Distributor nor the Investment Adviser intends to make a secondary market in the Shares.  Accordingly, there is not expected to be any secondary trading market in the Shares, and an investment in the Shares should be considered illiquid.

The minimum investment in the Trust is $1,000.  Subsequent purchases of $100 or more may be made by sending a check, payable to Invesco Prime Income Trust, directly to Invesco Investment Services, Inc. at P.O. Box 4739, Houston, TX 77210-4739, or by telephone at (800) 959-4246, or by contacting your Selected Broker-Dealer representative.  Certificates for Shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.  What this means to you: when you open an account, we will ask your name, address, date of birth and other information that will allow us to identify you.  If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law.  In accordance with federal law requirements, the Trust has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Shares of the Trust are sold through the Distributor or a Selected Broker-Dealer on a normal three business day settlement basis; that is, payment generally is due on or before the third business day (settlement date) after the order is placed with the Distributor.  Shares of the Trust purchased through the Distributor or a Selected Broker-Dealer are entitled to dividends beginning on the next business day following settlement date.  Since the Distributor or a Selected Broker-Dealer forwards investors’ funds on settlement date, they may benefit from the temporary use of the funds where payment is made prior thereto.

The Shares are offered by the Trust at the then current net asset value per Share next computed after the Distributor receives an order to purchase from an investor’s dealer or directly from the investor.  See “Determination of Net Asset Value” in the SAI.  The Investment Adviser compensates the Distributor at a rate of 2.75% of the purchase price of Shares purchased from the Trust.  The Distributor may reallow to dealers 2.5% of the purchase price of Shares of the Trust purchased by such dealers.  If such Shares remain outstanding after one year from the date of their initial purchase, the Investment Adviser currently intends to compensate dealers at an annual rate equal to 0.10% of the net asset value of the Shares sold and remaining outstanding.

Such 0.10% fee will begin accruing after one year from the date of the initial purchase of the Shares.  The compensation to the Distributor and dealers described above is paid by the Investment Adviser from its own assets, which may include profits from the advisory fee payable under the Advisory Agreement, as well as borrowed funds.  An early withdrawal charge payable to the Investment Adviser of up to 3.0% of the original purchase price of the Shares will be imposed on most Shares held for four years or less that are accepted for repurchase pursuant to a tender offer by the Trust.  See “Share Repurchases and Tenders.” The compensation paid to the Distributor and dealers, including compensation paid in connection with the purchase of Shares from the Trust, the annual payments referred to above and the early withdrawal charge, if any, described above, will not in the aggregate exceed the applicable limit as determined from time to time by the Financial Industry Regulatory Authority (“FINRA”).

 DESCRIPTION OF SHARES

General

The Trust’s Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional Shares of beneficial interest, of $0.01 par value.  Share certificates will be issued to the holder of record of Shares upon request.  Currently, Shares will be required to be held of record by the investor.  The investor’s broker may not be reflected as the record holder; however, arrangements for Shares to be held in “street name” may be implemented in the future.

Shareholders are entitled to one vote for each Share held and to vote on matters submitted at meetings of shareholders.  No material amendment may be made to the Trust’s Declaration of Trust without the affirmative vote of at least a majority of its Shares represented in person or by proxy at a meeting at which a quorum is present or by written consent without a meeting.  Under certain circumstances, the Trustees may be removed by action of the Trustees.  The shareholders also have the right under certain circumstances to remove the Trustees.  Shares have no preemptive or conversion rights and when issued are fully paid and non-assessable.

The Trust’s Declaration of Trust permits the Trustees to divide or combine the Shares into a greater or lesser number of Shares without thereby changing the proportionate beneficial interests in the Trust.  Each Share represents an equal proportionate interest in the Trust with each other Share.

The Trust may be terminated (i) by the affirmative vote of the holders of 66% of its outstanding Shares or (ii) by an instrument signed by a majority of the Trustees and consented to by the holders of not less than two-thirds of the Trust’s outstanding Shares.  Upon termination of the Trust, the Trustees will wind up the affairs of the Trust, the Trust’s business will be liquidated and the Trust’s net assets will be distributed to the Trust’s shareholders on a pro rata basis.  If not so terminated, the Trust will continue indefinitely.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations.  However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust, requires that Trust documents include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Trust’s property for any shareholder held personally liable for the obligations of the Trust.  Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.  Given the nature of the Trust’s assets and operations, the possibility of the Trust being unable to meet its obligations is remote.  Given the above limitations on shareholders’ personal liability and the Trust’s ability to meet its indemnification obligations, in the opinion of Massachusetts counsel to the Trust, the risk to Trust shareholders of personal liability is remote.

The Declaration of Trust further provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust.  Accordingly, the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The following table shows the high and low net asset value per Share for each quarter since September 30, 2007.

	Net Asset Value(1)
Quarter Ended	High	Low
September 30, 2007	$9.03	$8.64
December 31, 2007	$8.76	$8.53
March 31, 2008	$8.53	$7.79
June 30, 2008	$8.06	$7.81
September 30, 2008	$7.97	$7.33
December 31, 2008	$7.26	$5.13
March 31, 2009	$5.53	$5.17
June 30, 2009	$6.40	$5.42
September 30, 2009	$6.95	$6.40
December 31, 2009	$7.14	$6.95
March 31, 2010	$7.39	$7.14
June 30, 2010	$7.49	$7.23
September 30, 2010	$7.35	$7.22
December 31, 2010	___	___

(1)	Based on the Trust’s computations.

Anti-Takeover Provisions

The Trust presently has certain anti-takeover provisions in its Declaration of Trust which could have the effect of limiting the ability of other entities or persons to acquire control of the Trust, to cause it to engage in certain transactions or to modify its structure.  A Trustee may be removed from office by a written instrument signed by at least two-thirds of the remaining Trustees or by a vote of the holders of at least 66% of the Shares.  In addition, the affirmative vote or consent of the holders of 66% of the Shares of the Trust is required to authorize the conversion of the Trust from a closed-end to an open-end investment company, or generally to authorize any of the following transactions:

(i)           merger or consolidation of the Trust with or into any other corporation, association, trust or other organization;

(ii)           issuance of any securities of the Trust to any person or entity for cash;

(iii)           sale, lease or exchange of all or any substantial part of the assets of the Trust, to any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a 12-month period); or

(iv)           sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a 12-month period)

if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding Shares of the Trust.  However, such 66% vote or consent will not be required with respect to the foregoing transactions where the Board of Trustees under certain conditions approves the transaction, in which case, a majority shareholder vote or consent will be required.

The foregoing provisions will make more difficult a change in the Trust’s management, or consummation of the foregoing transactions without the Trustees’ approval, and would, in the event a secondary market were to develop in the Shares, have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction.

However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders’ best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust’s management.  Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

 DIVIDENDS AND DISTRIBUTIONS

It is the Trust’s present policy, which may be changed by the Board of Trustees, to declare daily and pay monthly dividends to shareholders from net investment income of the Trust.  Distributions to holders of Shares cannot be assured, and the amount of each monthly distribution is expected to vary.  The Trust intends to distribute all of the Trust’s net investment income on an annual basis.  Net investment income of the Trust consists of all interest income and fee and other ordinary income earned by the Trust on its portfolio assets, less all expenses of the Trust.  The Trust will distribute its capital gains (after offset for any available loss carryovers), if any, at least once per year, but it may make such distributions on a more frequent basis to comply with the distribution requirements of the Tax Reform Act of 1986, as amended, but in all events in a manner consistent with the Investment Company Act.

All dividends and capital gains distributions are reinvested automatically in full and fractional Shares at the net asset value per Share determined on the payable date of such dividend or distribution.  A shareholder may, at any time, by written notification to the Transfer Agent, elect to have subsequent dividends or capital gains distributions, or both, paid in cash rather than reinvested, in which event payment will be mailed on or about the payment date.

 TAX CONSEQUENCES

The Trust intends to qualify and remain qualified as a regulated investment company under Sub-chapter M of the Code.  As such, the Trust will not be subject to federal income tax on its net investment income and capital gains, if any, to the extent that it distributes such income and capital gains to its shareholders during the taxable year.

Taxes on Distributions.  Distributions are normally subject to federal and state income tax when they are paid, whether the shareholder takes them in cash or reinvests them in Trust Shares.  A distribution also may be subject to local income tax.  Any income dividend distributions and any short-term capital gain distributions are taxable as ordinary income.  Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long the shareholder owned Shares in the Trust.  Under current law, a portion of the ordinary income dividends received by individuals may be taxed at the same rate as long-term capital gains.  The Trust does not generally expect that dividends will be eligible for the rates applicable to long-term capital gains or for the dividends received deduction for corporate shareholders.  Short-term capital gain distributions will continue to be taxed at ordinary income rates.  Shareholders are generally taxed on any income dividend or capital gain distributions from the Trust in the year they are actually distributed.  However, if any such dividends or distributions are declared in October, November or December and paid to shareholders of record of such month in January then such amounts will be treated for tax purposes as received by the shareholders on December 31.

After the end of each calendar year, shareholders will receive a statement showing the taxable distributions paid to them in the preceding year.  The statement provides information on their dividends and capital gains for tax purposes.

Taxes on Sales.  The Sale or exchange of Trust shares normally is subject to federal and state income tax and may result in a taxable gain or loss, which will generally be treated as capital gain or loss.  A sale also may be subject to local income tax.  If the Shares are held for more than one year prior to the sale or exchange, the gain or loss will generally be long term capital gain or loss.  Shares held for one year or less will generally generate short-term gain or loss.  Under current law, long term capital gains are subject to a maximum rate of 15% for individuals.  The ability to deduct capital losses may be subject to limitations.

In order to avoid being subject to a federal backup withholding tax on taxable distributions and redemption-proceeds (as of the date of this Prospectus this rate is 28%), shareholders generally must provide their tax identification number or otherwise certify that they are not subject to backup withholding.  Any withheld amount would be sent to the IRS as an advance payment of taxes due on the shareholder’s income.

Tax issues relating to the Trust are not generally a consideration for shareholders such as tax-exempt entities and tax-advantaged retirement vehicles such as an IRA or a 401(k) plan.  Shareholders are urged to consult their own tax professionals regarding specific questions as to federal, state or local taxes.

 LEGAL COUNSEL

Stradley Ronon Stevens & Young, LLP, located at 2600 One Commerce Square, Philadelphia, PA 19103, acts as the Trust’s legal counsel.

 CUSTODIAN, DIVIDEND DISBURSING AND TRANSFER AGENT

State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, is the Trust’s custodian and has custody of all securities and cash of the Trust.  The Custodian, among other things, attends to the collection of principal and income and payment for collection of proceeds of securities bought and sold by the Trust.  Any of the Trust’s cash balances with the Custodian in excess of $250,000 (a temporary increase from $100,000, which is due to expire on December 31, 2013) are unprotected by federal deposit insurance.  Such balances may, at times, be substantial.

Invesco Investment Services, Inc., P.O. Box 4739, Houston, TX 77210-4739, is the dividend disbursing agent and transfer agent of the Trust.

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The September 30, 2010 financial statements of the Trust, incorporated by reference in the SAI, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, the Trust’s independent registered public accounting firm.

 ADDITIONAL INFORMATION

The Investment Adviser and/or the Distributor may pay compensation (out of their own funds and not as an expense of the Trust) to certain affiliated or unaffiliated broker-dealers or other financial intermediaries or service providers in connection with the sale, distribution, marketing or retention of Trust Shares and/or shareholder servicing.  Such compensation may be significant in amount and the prospect of receiving any such additional compensation may provide such affiliated or unaffiliated entities with an incentive to favor sales of Shares of the Trust over other investment options.  Any such payments will not change the net asset value or the price of the Trust’s Shares.  For more information, please see the Trust’s SAI.

Codes of Ethics

The Trust, the Investment Adviser and the Distributor have each adopted a Code of Ethics pursuant to Rule 17j-1 under the Investment Company Act.  The Codes of Ethics are designed to detect and prevent improper personal trading.  The Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased, sold or held by the Trust, subject to a number of restrictions and controls, including prohibitions against purchases of securities in an Initial Public Offering and a preclearance requirement with respect to personal securities transactions.

Shareholder Inquiries

All inquiries regarding the Trust should be directed to the Trust at the telephone number or address set forth on the front cover of this Prospectus.

This Prospectus does not contain all of the information set forth in the Registration Statement that the Trust has filed with the SEC.  The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by the rules and regulations of the SEC.  Reports and other information about the Trust are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov) and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing to the Public Reference Section of the SEC, Washington, DC 20549-1520.

The Trust and its Adviser and Administrator	4
Investment Objective and Investment Restrictions	5
Management of the Trust	8
Control Persons and Principal Holders of Securities	20
Portfolio Transactions	20
Determination of Net Asset Value	21
Taxation	22
Description of Shares	24
Yield Information	25
Reports to Shareholders	26
Legal Counsel	26
Independent Registered Public Accounting Firm	26
Additional Information	26
Appendix A Trustees and Officers	A-1
Appendix B Proxy Voting Policies and Procedures	B-1
Appendix C Ratings of Debt Securities	C-1

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Invesco Prime Income Trust
1555 Peachtree Street, N.E.
Atlanta, GA 30309

Trustees	Custodian
Martin L. Flanagan	State Street Bank and Trust Company
Philip A. Taylor	One Lincoln Street
David C. Arch	Boston, Massachusetts 02111
Bob R. Baker
Frank S. Bayley	Transfer Agent and
James T. Bunch	Dividend Disbursing Agent
Bruce L. Crockett	Invesco Investment Services, Inc.
Rod Dammeyer	P.O. Box 4739
Albert R. Dowden	Houston, Texas 77210-4739
Jack M. Fields
Carl Frischling	Independent Registered Public
Prema Mathai- Davis	Accounting Firm
Lewis F. Pennock	PricewaterhouseCoopers LLP
Larry Soll	1201 Louisiana, Suite 2900
Hugo F. Sonnenschein	Houston, Texas 77002
Raymond Stickel, Jr.
Wayne W. Whalen	Investment Adviser
Invesco Advisers, Inc.
Officers	1555 Peachtree Street, N.E.
Bruce L. Crockett	Atlanta, GA 30309
Chairman of the Board and Trustee
Philip A. Taylor	Administrator
President and Principal Executive Officer	Invesco Advisers, Inc.
Russell C. Burk	1555 Peachtree Street, N.E.
Senior Vice President and Senior Officer	Atlanta, GA 30309
John M. Zerr
Senior Vice President, Chief Legal Officer and Secretary	Distributor
Lisa O. Brinkley	Invesco Distributors, Inc.
Vice President	P.O. Box 4739
Sheri Morris	Houston, Texas 77210-4739
Vice President, Treasurer and Principal Financial Officer
Karen Dunn Kelley
Vice President
Lance A. Rejsek
Anti-Money Laundering Compliance Officer
Todd L. Spillane
Chief Compliance Officer

Invesco Prime Income Trust

Prospectus
January [__], 2011

Invesco Prime Income Trust

STATEMENT OF ADDITIONAL INFORMATION  [________], 2010

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Prospectus for Invesco Prime Income Trust dated [_________], 2010. The Prospectus may be obtained without charge from the Trust at its address or telephone number listed below.

The Trust’s audited financial statements for the fiscal year ended September 30, 2010, including notes thereto, and the report of PricewaterhouseCoopers LLP, are herein incorporated by reference from the Trust’s Annual Report to Shareholders. A copy of the Trust’s Annual Report to Shareholders must accompany the delivery of this SAI.

Invesco Prime Income Trust
1555 Peachtree Street, N.E.
Atlanta, Georgia 30309
(800) 959-4246

The Trust and its Adviser and Administrator	4
Investment Objective and Investment Restrictions	5
Management of the Trust	8
Control Persons and Principal Holders of Securities	20
Portfolio Transactions	20
Determination of Net Asset Value	21
Taxation	22
Description of Shares	24
Yield Information	25
Reports to Shareholders	26
Legal Counsel	26
Independent Registered Public Accounting Firm	26
Additional Information	26
Appendix A Trustees and Officers	A-1
Appendix B Proxy Voting Policies and Procedures	B-1
Appendix C Ratings of Debt Securities	C-1

Glossary of Selected Defined Terms

The terms defined in this glossary are frequently used in this SAI (other terms used occasionally are defined in the text of the document).

“Custodian” — State Street Bank and Trust Company.

“Independent Trustees” — Trustees who are not “interested persons” (as defined by the Investment Company Act of 1940, as amended (“Investment Company Act”)) of the Trust.

“Invesco” or “Investment Adviser” — Invesco Advisers, Inc., a wholly owned investment adviser subsidiary of Invesco Ltd.

“Invesco Distributors” — Invesco Distributors, Inc., a wholly owned broker-dealer subsidiary of Invesco Ltd.

“Invesco Funds” — Registered investment companies for which Invesco Advisers, Inc. serves as the investment adviser and that hold themselves out to investors as related companies for investment and investor services.

“Trust” — Invesco Prime Income Trust, a registered closed-end investment company.

“Trustees” — The Board of Trustees of the Trust.

THE TRUST AND ITS ADVISER AND ADMINISTRATOR

Invesco Prime Income Trust (the “Trust”) is a closed-end, diversified management investment company whose investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its investment objective through investment primarily in senior collateralized loans (“Senior Loans”) to corporations, partnerships and other entities (“Borrowers”). No assurance can be given that the Trust will achieve its investment objective. The Trust is designed primarily for long-term investment and not as a trading vehicle.

The Trust is a trust of a type commonly known as a “Massachusetts business trust” and was organized under the laws of Massachusetts on August 17, 1989 under the name “Allstate Prime Income Trust.” Effective March 1, 1993, the Trust Agreement was amended to change the name of the Trust to “Prime Income Trust.” Such amendment was made upon the approval by the shareholders of an investment advisory agreement with Morgan Stanley Investment Advisors, Inc. On June 22, 1998, the Trustees of the Trust adopted an Amendment to the Trust’s Declaration of Trust changing its name to “Morgan Stanley Dean Witter Prime Income Trust.” On June 18, 2001, the Trustees of the Trust adopted an Amendment to the Trust’s Declaration of Trust changing its name to “Morgan Stanley Prime Income Trust.” The Trust commenced operations on November 30, 1989, following completion of a firm commitment initial underwriting for 10,921,751 Shares, with net proceeds to the Trust of $109,217,510. The Trust commenced the continuous offering of its Shares on December 4, 1989. The Trust’s principal office is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309 and its telephone number is (800) 959-4246. The Trust is offering continuously its Shares of beneficial interest, $0.01 par value (the “Shares”). See “Purchase of Shares” in the Prospectus.

An investment in Shares offers several benefits. The Trust offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Senior Loans, a type of investment typically not available to individual investors. In managing such a portfolio, the Investment Adviser provides the Trust and its shareholders with professional credit analysis and portfolio diversification. The Trust also relieves the investor of burdensome administrative details involved in managing a portfolio of Senior Loans, even if they were available to individual investors. Such benefits are at least partially offset by the expenses involved in operating an investment company, which consist primarily of management and administrative fees and operational costs. See “Investment Advisory Agreement” and “Administrator and Administration Agreement” in the Prospectus.

Invesco Advisers, Inc. (Invesco or the Investment Adviser) is the Trust’s investment adviser.  The Investment Adviser is a wholly owned subsidiary of Invesco Ltd.  The Investment Adviser is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.  The Investment Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976.

On June 1, 2010, Invesco Ltd., a leading independent global investment management company, completed its purchase of substantially all of the retail asset management business of Morgan Stanley, and Invesco, a subsidiary of Invesco Ltd., became investment adviser to the Morgan Stanley mutual funds (including the Morgan Stanley Prime Income Trust (the Trust)) (the Transaction).  In contemplation of the Transaction, shareholders of the Trust approved a new investment advisory agreement with Invesco, and a new master investment sub-advisory agreement with several of Invesco Ltd.’s wholly owned affiliates.  Thus, effective June 1, 2010, the Trust’s investment adviser, investment sub-advisers and certain other service providers are affiliates of Invesco Ltd.

Investment Sub-Advisers

Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Trust, pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Trust.

These affiliated sub-advisers, each of which is a registered investment adviser under the Investment Advisers Act of 1940 are:

Invesco Asset Management Deutschland Gmbh (Invesco Deutschland)
Invesco Asset Management Limited (Invesco Asset Management)
Invesco Asset Management (Japan) Limited (Invesco Japan)
Invesco Australia Limited (Invesco Australia)
Invesco Hong Kong Limited (Invesco Hong Kong)
Invesco Senior Secured Management, Inc. (Invesco Senior Secured)
Invesco Trimark Ltd. (Invesco Trimark); (each a Sub-Adviser and collectively, the Sub-Advisers).

Invesco and each Sub-Adviser are indirect wholly owned subsidiaries of Invesco Ltd.

The only fees payable to the Sub-Advisers under the Sub-Advisory Agreement are for providing discretionary investment management services. For such services, Invesco will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that Invesco receives from the Trust, multiplied by (ii) the fraction equal to the net assets of such Trust as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Trust for that month. Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by Invesco, if any, in effect from time to time. In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed 40% of the monthly compensation that Invesco receives from the Trust pursuant to its advisory agreement with the Trust, as reduced to reflect contractual or voluntary fees waivers or expense limitations by Invesco, if any.

Investment decisions for the Trust are made by the investment management team at Invesco Senior Secured Management, Inc. (Invesco Senior Secured). Current members of the team jointly and primarily responsible for the day-to-day management of the Trust’s portfolio are Jinny Kim, Thomas Ewald and Greg Stoeckle.

Ms. Kim has been associated with Invesco Senior Secured and/or its affiliates since 2010 and began managing the Trust in June 2005. From 1999-2010 and prior to joining Invesco Senior Secured, Ms. Kim was an Executive Director with Morgan Stanley. Mr. Ewald has been responsible for the Trust since 2010 and has been associated with Invesco Senior Secured and/or its affiliates since 2000. Mr. Stoeckle has been responsible for the Trust since 2010 and has been associated with Invesco Senior Secured and/or its affiliates since 1999.

Invesco also serves as the Trust’s Administrator (in such capacity, the Administrator).  Invesco and the Trust have entered into a Master Administrative Services Agreement (Administrative Services Agreement) pursuant to which Invesco may perform or arrange for the provision of certain accounting and other administrative services to the Trust which is not required to be performed by Invesco under the Advisory Agreement.  The Administrative Services Agreement provides that it will remain in effect and continue from year to year only if such continuance is specifically approved at least annually by the Board, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, Invesco is entitled to receive from the Trust reimbursement of its costs or such reasonable compensation as may be approved by the Board. Currently, Invesco is reimbursed for the services of the Trust’s principal financial officer and her staff and any expenses related to fund accounting services.

INVESTMENT OBJECTIVE AND INVESTMENT RESTRICTIONS

The Trust seeks to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its investment objective through investment primarily in senior collateralized loans to corporations, partnerships and other entities.

The investment restrictions listed below have been adopted by the Trust as fundamental policies, which may not be changed without the vote of a majority, as defined in the Investment Company Act, of the outstanding voting securities of the Trust. All other investment policies or practices, other than the Trust’s investment policy with respect to Senior Loans, are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. All percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total or net assets does not require elimination of any security from the portfolio, except in the case of borrowings and investments in illiquid securities.

The Trust will not:

1. Invest more than 25% of the Trust’s total assets in the securities of any one issuer or, with respect to 50% of the Trust’s total assets, purchase any securities (other than obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities), if as a result more than 5% of the Trust’s total assets would then be invested in securities of a single issuer or if as a result the Trust would hold more than 10% of the outstanding voting securities of any single issuer. For purposes of this restriction and restriction number two, the Trust will consider a Borrower to be the issuer of a Participation and, with respect to Participations under which the Trust does not have privity with the Borrower or would not have a direct cause of action against the Borrower in the event of its failure to pay scheduled principal or interest, the Trust will also separately meet the requirements contained in this investment restriction and consider each person interpositioned between the Borrower and the Trust to be an issuer of the Participation.

2.  Invest 25% or more of the value of its total assets in securities of issuers in any one industry (the electric, gas, water and telephone utility industries will be treated as separate industries for purposes of this restriction); provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Trust will (once at least 80% of the Trust’s assets are invested in Senior Loans) invest more than 25% and may invest up to 100% of its total assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. (See restriction number one for the definition of issuer for purposes of this restriction.)

3.  Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; provided that this restriction shall not prohibit the Trust from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments or from investing in securities or other instruments backed by physical commodities or as otherwise permitted by (i) the Investment Company Act, as amended from time to time, (ii) the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the Commission) under the Investment Company Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Trust from the provisions of the Investment Company Act, as amended from time to time.

4.  Borrow money, except that the Trust may borrow money to the extent permitted by (i) the Investment Company Act, (ii) the rules or regulations promulgated by the Commission under the Investment Company Act, or (iii) an exemption or other relief applicable to the Trust from the provisions of the Investment Company Act.

5.  Issue senior securities, except the Trust may issue senior securities to the extent permitted by (i) the Investment Company Act, as amended from time to time, (ii) the rules and regulations promulgated by the Commission under the Investment Company Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Trust from the provisions of the Investment Company Act, as amended from time to time.

6.  Make loans of money or property to any person, except (a) to the extent that securities or interests in which the Trust may invest are considered to be loans, (b) through the loan of portfolio securities, (c) by engaging in repurchase agreements or (d) as may otherwise be permitted by (i) the Investment Company Act, as amended from time to time, (ii) the rules and regulations promulgated by the Commission under the Investment Company Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Trust from the provisions of the Investment Company Act, as amended from time to time.

7.  Engage in the underwriting of securities, except to the extent the Trust may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Trust.

8.  As to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued, or guaranteed by, the U.S. Government, its agencies or instrumentalities).

9.  As to 75% of its total assets, purchase more than 10% of the outstanding voting securities or any class of securities of any one issuer.

The Trust has adopted additional fundamental policies in relation to its repurchase offers, which similarly cannot be changed without the approval of the holders of a majority of the Trust’s outstanding Shares. A description of these policies is provided in the Trust’s Prospectus under the heading “Share Repurchases and Tenders.”

The concentration in securities of issuers in the industry group consisting of financial institutions referenced in investment restriction 2, originating from the inception of the Trust, contemplates the then current market practice of acquiring Senior Loans indirectly, primarily through participations from banks and other financial institutions. The Senior Loan markets have since evolved and, per current market practice, the Trust primarily acquires Senior Loans directly either by assignment or by acting as one of a syndicate group of lenders originating a loan, thereby rendering the referenced investment restriction with respect to such concentration obsolete.

As a matter of operating policy, which may be changed by the Trust’s Board of Trustees without shareholder vote, the Trust will not:

1.  Make short sales of securities, except short sales against the box.

2.  Invest its assets in the securities of any investment company except as may be permitted by (i) the Investment Company Act, as amended from time to time; (ii) the rules and regulations promulgated by the Commission under the Investment Company Act, as amended from time to time; or (iii) an exemption or other relief applicable to the Trust from the provisions of the Investment Company Act, as amended from time to time.

3.  Write, purchase or sell puts, calls or combinations thereof, except for options on futures contracts or options on debt securities.

4.  Invest in other investment companies in reliance on Sections 12(d)(1)(F), 12(d)(1)(G) or 12(d)(1)(J) of the Investment Company Act.

The Trust generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Trust’s investment objective. For example, the Trust may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Trust considers it advantageous to purchase or sell securities. The Trust anticipates that the annual portfolio turnover rate of the Trust will be less than 100%.

A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Trust and its shareholders. High portfolio turnover also may result in the realization of substantial net short-term capital gains. The Trust’s portfolio turnover rate for the fiscal year ended September 30, 2010 was 45%.

MANAGEMENT OF THE TRUST

A. Board of Trustees

The Board of Trustees of the Trust oversees the management of the Trust but does not itself manage the Trust. The Trustees review various services provided by or under the direction of the Investment Adviser to ensure that the Trust’s general investment policies and programs are properly carried out.The Trustees also conduct their review to ensure that administrative services are provided to the Trust in a satisfactory manner.

Under state law, the duties of the Trustees are generally characterized as a duty of loyalty and a duty of care. The duty of loyalty requires a Trustee to exercise his or her powers in the interest of the Fund and not the Trustee’s own interest or the interest of another person or organization. A Trustee satisfies his or her duty of care by acting in good faith with the care of an ordinarily prudent person and in a manner the Trustee reasonably believes to be in the best interest of the Fund and its shareholders.

B. Management Information

Trustees and Officers. The Trustees and officers of the Trust, their principal occupations during at least the last five years and certain other information concerning them are set forth in Appendix A.

Independent Trustees And The Committees. The Trustees have the authority to take all actions necessary in connection with the business affairs of the Trust, including, among other things, approving the investment objectives, policies and procedures for the Trust.  The Trust enters into agreements with various entities to manage the day-to-day operations of the Trust, including the Trust’s investment advisers, administrator, transfer agent, distributor and custodians.  The Trustees are responsible for selecting these service providers and approving the terms of their contracts with the Trust, and exercising general oversight of these service providers on an ongoing basis.

Certain trustees and officers of the Trust are affiliated with Invesco and Invesco Ltd., the parent corporation of Invesco.  All of the Trust’s executive officers hold similar offices with some or all of the other Invesco Funds.

Leadership Structure and the Board of Trustees. The Board is composed of seventeen Trustees, including fourteen Trustees who are not “interested persons” of the Fund, as that term is defined in the 1940 Act (collectively, the Independent Trustees and each an Independent Trustee).  In addition to eight regularly scheduled meetings per year, the Board holds special meetings or informal conference calls to discuss specific matters that may require action prior to the next regular meeting.  As discussed below, the Board has established six committees to assist the Board in performing its oversight responsibilities.

The Board has appointed an Independent Trustee to serve in the role of Chairman. The Chairman’s primary role is to participate in the preparation of the agenda for meetings of the Board and the identification of information to be presented to the Board and matters to be acted upon by the Board.  The Chairman also presides at all meetings of the Board and acts as a liaison with service providers, officers, attorneys, and other Trustees generally between meetings.

The Chairman may perform such other functions as may be requested by the Board from time to time. Except for any duties specified herein or pursuant to an Invesco Fund’s charter documents, the designation of Chairman does not impose on such Independent Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board, generally.

Board Qualifications and Experience

Interested Trustees.

Martin L. Flanagan, Trustee.  Martin Flanagan has been a member of the Board of Trustees of the Invesco Funds since 2007.  Mr. Flanagan is president and chief executive officer of Invesco Ltd., a position he has held since August 2005.  He is also a member of the Board of Directors of Invesco Ltd.  Mr. Flanagan joined Invesco Ltd. from Franklin Resources, Inc., where he was president and co-chief executive officer from January 2004 to July 2005.  Previously he had been Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999.  Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992.  Before joining Templeton in 1983, he worked with Arthur Anderson & Co.  Mr. Flanagan is a chartered financial analyst and a certified public accountant. He serves as vice chairman of the Investment Company Institute and a member of the executive board at the SMU Cox School of Business.

The Board believes that Mr. Flanagan’s long experience as an executive in the investment management area benefits the Fund.

Philip Taylor, Trustee.  Philip Taylor has been a member of the Board of the Invesco Funds since 2006. Mr. Taylor has headed Invesco’s North American retail business as Senior Managing Director since April 2006. He previously served as chief executive officer of Invesco Trimark Investments since January 2002.  Mr. Taylor joined Invesco in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer.  Mr. Taylor was president of Canadian retail broker Investors Group Securities from 1994 to 1997 and managing partner of Meridian Securities, an execution and clearing broker, from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. He began his career in consumer brand management in the U.S. and Canada with Richardson-Vicks, now part of Procter & Gamble.

The Board believes that Mr. Taylor’s long experience in the investment management business benefits the Fund.

Wayne W. Whalen, Trustee.  Mr. Whalen has been a member of the Board of Trustees of the Invesco Funds since 2010.  Mr. Whalen is Of Counsel and, prior to 2010, was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP.  Mr. Whalen is a Director of the Abraham Lincoln Presidential Library Foundation.  From 1995 to 2010, Mr. Whalen served as Director and Trustee of investment companies in the Van Kampen Funds complex.

The Board believes that Mr. Whalen’s experience as a law firm partner and his experience as a director of investment companies benefits the Fund.

Independent Trustees.

David C. Arch, Trustee.  Mr. Arch has been a member of the Board of Trustees of the Invesco Funds since 2010.  Currently, Mr. Arch is the Chairman and Chief Executive Officer of Blistex, Inc., a consumer health care products manufacturer.  Mr. Arch is a member of the Heartland Alliance Advisory Board, a nonprofit organization serving human needs based in Chicago and a member of the Board of the Illinois Manufacturers’ Association.  Mr. Arch is also a member of the Board of Visitors, Institute for the Humanities, University of Michigan.  From 1984 to 2010, Mr. Arch served as Director or Trustee of investment companies in the Van Kampen Funds complex.

The Board believes that Mr. Arch’s experience as the CEO of a public company and his experience with investment companies benefits the Trust.

Bob R. Baker, Trustee.  Bob R. Baker has been a member of the Board of Trustees of the Invesco Funds and predecessor funds since 1982.  Mr. Baker currently is Manager of USA Signs International LLC and China Consulting Connection LLC. Previously, Mr. Baker was president and chief executive officer of AMC Cancer Research Center in Denver, Colorado. He previously served as Chief Executive Officer and Chairman of First Columbia Financial Corporation and its operating subsidiaries, based in Englewood, Colorado.

The Board believes that Mr. Baker’s experience as the CEO of a financial institution and familiarity with the financial services industry benefits the Trust.

Frank S. Bayley, Trustee.  Frank S. Bayley has been a member of the Board of Trustees of the Invesco Funds and predecessor funds since 1985. Mr. Bayley is a business consultant in San Francisco. He is Chairman and a Director of the C. D. Stimson Company, a private investment company in Seattle.  Mr. Bayley serves as a Trustee of the Seattle Art Museum, a Trustee of San Francisco Performances, and a Trustee and Overseer of The Curtis Institute of Music in Philadelphia. He also serves on the East Asian Art Committee of the Philadelphia Museum of Art and the Visiting Committee for Art of Asia, Oceana and Africa of the Museum of Fine Arts, Boston.  Mr. Bayley is a retired partner of the international law firm of Baker & McKenzie LLP, where his practice focused on business acquisitions and venture capital transactions. Prior to joining Baker & McKenzie LLP in 1986, he was a partner of the San Francisco law firm of Chickering & Gregory. He received his A.B. from Harvard College in 1961, his LL.B. from Harvard Law School in 1964, and his LL.M. from Boalt Hall at the University of California, Berkeley, in 1965. Mr. Bayley served as a Trustee of the Badgley Funds from inception in 1998 until dissolution in 2007.

The Board believes that Mr. Bayley’s experience as a business consultant and a lawyer benefits the Trust.

James T. Bunch, Trustee.  James T. Bunch has been a member of the Board of Trustees of the Invesco Funds and predecessor funds since 2000. From 1988 to 2010, Mr. Bunch was Founding Partner of Green Manning & Bunch, Ltd. a leading investment banking firm located in Denver, Colorado. Green Manning & Bunch is a FINRA-registered investment bank specializing in mergers and acquisitions, private financing of middle-market companies and corporate finance advisory services. Immediately prior to forming Green Manning & Bunch, Mr. Bunch was Executive Vice President, General Counsel, and a Director of Boettcher & Company, then the leading investment banking firm in the Rocky Mountain region. Mr. Bunch began his professional career as a practicing attorney. He joined the prominent Denver-based law firm of Davis Graham & Stubbs in 1970 and later rose to the position of Chairman and Managing Partner of the firm. At various other times during his career, Mr. Bunch has served as Chair of the NASD Business District Conduct Committee, and Chair of the Colorado Bar Association Ethics Committee. In June 2010, Mr. Bunch became the Managing Member of Grumman Hill Group LLC, a family office private equity investment manager.

The Board believes that Mr. Bunch’s experience as an investment banker and investment management lawyer benefits the Trust.

Bruce L. Crockett, Trustee and Chair.  Bruce L. Crockett has been a member of the Board of Trustees of the Invesco Funds since 1978, and has served as Independent Chair of the Board of Trustees since 2004.  Mr. Crockett has more than 30 years of experience in finance and general management in the banking, aerospace and telecommunications industries. From 1992 to 1996, he served as president, chief executive officer and a director of COMSAT Corporation, an international satellite and wireless telecommunications company.  Mr. Crockett has also served, since 1996, as chairman of Crockett Technologies Associates, a strategic consulting firm that provides services to the information technology and communications industries.  Mr. Crockett also serves on the Board of Directors of ACE Limited, a Zurich-based insurance company.  He is a life trustee of the University of Rochester Board of Directors.

The Board elected Mr. Crockett to serve as its Independent Chair because of his extensive experience in managing public companies and familiarity with investment companies.

Rod Dammeyer, Trustee.  Mr. Dammeyer has been a member of the Board of Trustees of the Invesco Funds since 2010.  Since 2001, Mr. Dammeyer has been President of CAC, LLC, a private company offering capital investment and management advisory services.  Previously, Mr. Dammeyer served as Managing Partner at Equity Group Corporate Investments; Chief Executive Officer of Itel Corporation; Senior Vice President and Chief Financial Officer of Household International, Inc.; and Executive Vice President and Chief Financial Officer of Northwest Industries, Inc.  Mr. Dammeyer was a Partner of Arthur Andersen & Co., an international accounting firm.  Mr. Dammeyer currently serves as a Director of Quidel Corporation and Stericycle, Inc.  Previously, Mr. Dammeyer served as a Trustee of The Scripps Research Institute; and a Director of Ventana Medical Systems, Inc.; GATX Corporation; TheraSense, Inc.; TeleTech Holdings Inc.; and Arris Group, Inc.  From 1987 to 2010, Mr. Dammeyer served as Director or Trustee of investment companies in the Van Kampen Funds complex.

The Board believes that Mr. Dammeyer’s experience in executive positions at a number of public companies, his accounting experience and his experience serving as a director of investment companies benefits the Trust.

Albert R. Dowden, Trustee.  Albert R. Dowden has been a member of the Board of Trustees of the Invesco Funds since 2000.  Mr. Dowden retired at the end of 1998 after a 24-year career with Volvo Group North America, Inc. and Volvo Cars of North America, Inc.  Mr. Dowden joined Volvo as general counsel in 1974 and was promoted to increasingly senior positions until 1991 when he was appointed president, chief executive officer and director of Volvo Group North America and senior vice president of Swedish parent company AB Volvo.   Since retiring, Mr. Dowden continues to serve on the board of the Reich & Tang Funds and also serves on the boards of Homeowners of America Insurance Company and its parent company as well as Nature’s Sunshine Products, Inc. and The Boss Group.  Mr. Dowden’s charitable endeavors currently focus on Boys & Girls Clubs where he has been active for many years as well as several other not-for-profit organizations.  Mr. Dowden began his career as an attorney with a major international law firm, Rogers & Wells (1967-1976), which is now Clifford Chance.

The Board believes that Mr. Dowden’s extensive experience as a corporate executive benefits the Trust.

Jack M. Fields, Trustee.  Jack M. Fields has been a member of the Board of Trustees of the Invesco Funds since 1997.  Mr. Fields served as a member of Congress, representing the 8th Congressional District of Texas from 1980 to 1997.  As a member of Congress, Mr. Fields served as Chairman of the House Telecommunications and Finance Subcommittee, which has jurisdiction and oversight of the Federal Communications Commission and the Securities and Exchange Commission.

Mr. Fields co-sponsored the National Securities Markets Improvements Act of 1996, and played a leadership role in enactment of the Securities Litigation Reform Act.  Mr. Fields currently serves as Chief Executive Officer of the Twenty-First Century Group in Washington, D.C., a bipartisan Washington consulting firm specializing in Federal government affairs.  Mr. Fields also serves as a Director of Administaff (NYSE: ASF), a premier professional employer organization with clients nationwide.  In addition, Jack sits on the Board of the Discovery Channel Global Education Fund, a nonprofit organization dedicated to providing educational resources to people in need around the world through the use of technology.

The Board believes that Mr. Fields experience in the House of Representatives, especially concerning regulation of the securities markets, benefits the Trust.

Carl Frischling, Trustee.  Carl Frischling has been a member of the Board of Trustees of the Invesco Funds since 1977.  Mr. Frischling is senior partner of the Financial Services Group of Kramer Levin, a law firm that represents the Invesco Funds’ independent Trustees.  He is a pioneer in the field of bank-related mutual funds and has counseled clients in developing and structuring comprehensive mutual fund complexes.  Mr. Frischling also advises mutual funds and their independent directors/trustees on their fiduciary obligations under federal securities laws.  Prior to his practicing law, he was chief administrative officer and general counsel of a large mutual fund complex that included a retail and institutional sales force, investment counseling and an internal transfer agent. During his ten years with the organization, he developed business expertise in a number of areas within the financial services complex.  He served on the Investment Company Institute Board and was involved in ongoing matters with all of the regulatory areas overseeing this industry.  Mr. Frischling is a board member of the Mutual Fund Director’s Forum.  He also serves as a trustee of the Reich & Tang Funds, a registered investment company. Mr. Frischling serves as a Trustee of the Yorkville Youth Athletic Association and is a member of the Advisory Board of Columbia University Medical Center.

The Board believes that Mr. Frischling’s experience as an investment management lawyer, and his long involvement with investment companies benefits the Trust.

Dr. Prema Mathai-Davis, Trustee.  Prema Mathai-Davis has been a member of the Board of Trustee of the Invesco Funds since 1998. Prior to her retirement in 2000, Dr. Mathai-Davis served as Chief Executive Officer of the YWCA of the USA.  Prior to joining the YWCA, Dr. Mathai-Davis served as the Commissioner of the New York City Department for the Aging. She was a Commissioner of the New York Metropolitan Transportation Authority of New York, the largest regional transportation network in the U.S. Dr. Mathai-Davis also serves as a Trustee of the YWCA Retirement Fund, the first and oldest pension fund for women, and on the advisory board of the Johns Hopkins Bioethcs Institute.  Dr. Mathai-Davis was the president and chief executive officer of the Community Agency for Senior Citizens, a non-profit social service agency that she established in 1981. She also directed the Mt. Sinai School of Medicine-Hunter College Long-Term Care Gerontology Center, one of the first of its kind.

The Board believes that Dr. Mathai-Davis extensive experience in running public and charitable institutions benefits the Trust.

Lewis Pennock, Trustee.  Lewis Pennock has been a member of the Board of Trustees of the Invesco Funds since 1981. Mr. Pennock has been practicing law in Houston, Texas since 1967. His practice focuses primarily on commercial lending transactions.

The Board believes that Mr. Pennock’s long association as a Trustee of the Invesco Funds and his extensive legal experience benefits the Trust.

Dr. Larry Soll, Trustee.  Dr. Larry Soll has been a member of the Board of Trustees of the Invesco Funds and predecessor funds since 1997. Formerly, Dr. Soll was chairman of the board (1987 to 1994), chief executive officer (1982 to 1989; 1993 to 1994), and president (1982 to 1989) of Synergen Corp., a biotechnology company, in Boulder, CO. He was also a faculty member at the University of Colorado (1974-1980).

The Board believes that Dr. Soll’s experience as a chairman of a public company and in academia benefits the Trust.

Hugo F. Sonnenschein, Trustee.  Mr. Sonnenschein has been a member of the Board of Trustees since 2010.  Mr. Sonnenschein is the President Emeritus and Honorary Trustee of the University of Chicago and the Adam Smith Distinguished Service Professor in the Department of Economics at the University of Chicago. Until July 2000, Mr. Sonnenschein served as President of the University of Chicago.  Mr. Sonnenschein is a Trustee of the University of Rochester and a member of its investment committee. He is also a member of the National Academy of Sciences and the American Philosophical Society, and a Fellow of the American Academy of Arts and Sciences.  From 1994 to 2010, Mr. Sonnenschein served as Director or Trustee of investment companies in the Van Kampen Funds complex.

The Board believes that Mr. Sonnenschein’s experiences in academia and in running a university, and his experience as a director of investment companies benefits the Trust.

Raymond Stickel, Trustee.  Raymond Stickel retired after a 35-year career with Deloitte & Touche LLP. For the last five years of his career, he was the managing partner of the Investment Management practice for the New York, New Jersey and Connecticut region. In addition to his management role, he directed audit and tax services to several mutual fund clients.  Mr. Stickel began his career with Touche Ross & Co. in Dayton, Ohio, became a partner in 1976 and managing partner of the office in 1985. He also started and developed an investment management practice in the Dayton office that grew to become a significant source of investment management talent for the Firm. In Ohio, he served as the audit partner on numerous mutual funds and on public and privately held companies in other industries. Mr. Stickel has also served on the Firm’s Accounting and Auditing Executive Committee.

The Board believes that Mr. Stickel’s experience as a partner in a large accounting firm working with investment managers and investment companies, and his status as an Audit Committee Financial Expert, benefits the Trust.

Board Role in Risk Oversight

The Board considers risk management issues as part of its general oversight responsibilities throughout the year at regular meetings of the Investments, Audit, Compliance and Valuation, Distribution and Proxy Oversight Committees (as defined and further described below).  These Committees in turn report to the full Board and recommend actions and approvals for the full Board to take.

Invesco prepares regular reports that address certain investment, valuation and compliance matters, and the Board as a whole or the Committees may also receive special written reports or presentations on a variety of risk issues at the request of the Board, a Committee or the Senior Officer.  In addition, the Audit Committee of the Board meets regularly with Invesco Ltd.’s internal audit group to review reports on their examinations of functions and processes within the Investment Adviser that affect the Invesco Funds.

The Investments Committee and its sub-committees receive regular written reports describing and analyzing the investment performance of the Invesco Funds. In addition, the portfolio managers of the Invesco Funds meet regularly with the sub-committees of the Investment Committee to discuss portfolio performance, including investment risk, such as the impact on the Invesco Funds of the investment in particular securities or instruments, such as derivatives. To the extent that a Fund changes a particular investment strategy that could have a material impact on the Trust’s risk profile, the Board generally is consulted in advance with respect to such change.

The Investment Adviser provides regular written reports to the Valuation, Distribution and Proxy Oversight Committee that enable the Committee to monitor the number of fair valued securities in a particular portfolio, the reasons for the fair valuation and the methodology used to arrive at the fair value. Such reports also include information concerning illiquid securities within a Fund’s portfolio. In addition, the Audit Committee reviews valuation procedures and pricing results with the Trust’s independent auditors in connection with such Committee’s review of the results of the audit of the Trust’s year end financial statement.

The Compliance Committee receives regular compliance reports prepared by the Investment Adviser’s compliance group and meets regularly with the Trust’s Chief Compliance Officer (CCO) to discuss compliance issues, including compliance risks. As required under Commission rules, the Independent Trustees meet at least quarterly in executive session with the CCO and the CCO prepares and presents an annual written compliance report to the Board. The Compliance Committee recommends and the Board adopts compliance policies and procedures for the Trust and approves such procedures for the Trust’s service providers. The compliance policies and procedures are specifically designed to detect and prevent and correct violations of the federal securities laws.

Board Committees and Meetings

The standing committees of the Board are the Audit Committee, the Compliance Committee, the Governance Committee, the Investments Committee, the Valuation, Distribution and Proxy Oversight Committee and the Special Market Timing Litigation Committee (the Committees).

The members of the Audit Committee are Messrs. David C. Arch, Frank S. Baylay, James T. Bunch (Vice Chair), Bruce L. Crockett, Rodney Dammeyer (Vice Chair),  Raymond Stickel, Jr. (Chair) and Dr. Larry Soll. The Audit Committee’s primary purposes are to: (i) oversee qualifications, independence and performance of the independent registered public accountants; (ii) appoint independent registered public accountants for the Invesco Funds; (iii) pre-approve all permissible audit and nonaudit services that are provided to Invesco Funds by their independent registered public accountants to the extent required by Section 10A(h) and (i) of the Securities Exchange Act of 1934 (the Exchange Act); (iv) pre-approve, in accordance with Rule 2-01(c)(7)(ii) of Regulation S-X, certain non-audit services provided by the Invesco Funds’ independent registered public accountants to the Investment Adviser and certain other affiliated entities; (v) review the audit and tax plans prepared by the independent registered public accountants; (vi) review the Invesco Funds' audited financial statements; (vii) review the process that management uses to evaluate and certify disclosure controls and procedures in Form N-CSR; (viii) review the process for preparation and review of the Invesco Funds' shareholder reports; (ix) review certain tax procedures maintained by the Invesco Funds; (x) review modified or omitted officer certifications and disclosures; (xi) review any internal audits of the Invesco Funds; (xii) establish procedures regarding questionable accounting or auditing matters and other alleged violations; (xiii) set hiring policies for employees and proposed employees of the Invesco Funds who are employees or former employees of the independent registered public accountants; and (xiv) remain informed of (a) the Invesco Funds' accounting systems and controls, (b) regulatory changes and new accounting pronouncements that affect the Invesco Funds' net asset value calculations and financial statement reporting requirements, and (c) communications with regulators regarding accounting and financial reporting matters that pertain to the Invesco Funds. For the fiscal year ended September 30, 2010, the Audit Committee met twice.

The members of the Compliance Committee are Messrs. Bayley, Bunch, Dammeyer, Lewis Pennock (Vice Chair), Dr.Soll (Chair) and Stickel. The Compliance Committee is responsible for: (i) recommending to the Board and the Independent Trustees the appointment, compensation and removal of the Invesco Funds’ Chief Compliance Officer;

(ii) recommending to the Independent Trustees the appointment, compensation and removal of the Invesco Funds’ Senior Officer appointed pursuant to the terms of the Assurances of Discontinuance entered into by the New York Attorney General, Invesco and INVESCO Funds Group, Inc. (“IFG”); (iii) reviewing any report prepared by a third party who is not an interested person of Invesco, upon the conclusion by such third party of a compliance review of Invesco; (iv) reviewing all reports on compliance matters from the Invesco Funds’ Chief Compliance Officer, (v) reviewing all recommendations made by the Senior Officer regarding Invesco’s compliance procedures, (vi) reviewing all reports from the Senior Officer of any violations of state and federal securities laws, the Colorado Consumer Protection Act, or breaches of Invesco’s fiduciary duties to Fund shareholders and of Invesco’s Code of Ethics; (vii) overseeing all of the compliance policies and procedures of the Invesco Funds and their service providers adopted pursuant to Rule 38a-1 of the 1940 Act; (viii) from time to time, reviewing certain matters related to redemption fee waivers and recommending to the Board whether or not to approve such matters; (ix) receiving and reviewing quarterly reports on the activities of Invesco’s Internal Compliance Controls Committee; (x) reviewing all reports made by Invesco’s Chief Compliance Officer; (xi) reviewing and recommending to the independent trustees whether to approve procedures to investigate matters brought to the attention of Invesco’s ombudsman; (xii) risk management oversight with respect to the Invesco Funds and, in connection therewith, receiving and overseeing risk management reports from Invesco Ltd. that are applicable to the Invesco Funds or their service providers; and (xiii) overseeing potential conflicts of interest that are reported to the Compliance Committee by Invesco, the Chief Compliance Officer, the Senior Officer and/or the Compliance Consultant. For the fiscal year ended September 30, 2010, the Compliance Committee met twice.

The members of the Governance Committee are Messrs. Arch, Bob R. Baker, Crockett, Dowden (Chair), Jack M. Fields (Vice Chair), Carl Frischling, Hugo F. Sonnenschein and Dr. Premai Mathai-Davis. The Governance Committee is responsible for: (i) nominating persons who will qualify as independent trustees for (a) election as trustees in connection with meetings of shareholders of the Funds that are called to vote on the election of trustees, (b) appointment by the Board as trustees in connection with filling vacancies that arise in between meetings of shareholders; (ii) reviewing the size of the Board, and recommending to the Board whether the size of the Board shall be increased or decreased; (iii) nominating the Chair of the Board; (iv) monitoring the composition of the Board and each committee of the Board, and monitoring the qualifications of all trustees; (v) recommending persons to serve as members of each committee of the Board (other than the Compliance Committee), as well as persons who shall serve as the chair and vice chair of each such committee; (vi) reviewing and recommending the amount of compensation payable to the independent trustees; (vii) overseeing the selection of independent legal counsel to the independent trustees; (viii) reviewing and approving the compensation paid to independent legal counsel to the Independent Trustees; (ix) reviewing and approving the compensation paid to counsel and other advisers, if any, to the Committees of the Board; and (x) reviewing as they deem appropriate administrative and/or logistical matters pertaining to the operations of the Board. For the fiscal year ended September 30, 2010, the Governance Committee met twice.

The Governance Committee will consider nominees recommended by a shareholder to serve as trustees, provided: (i) that such person is a shareholder of record at the time he or she submits such names and is entitled to vote at the meeting of shareholders at which trustees will be elected; and (ii) that the Governance Committee or the Board, as applicable, shall make the final determination of persons to be nominated. Notice procedures set forth in the Trust's bylaws require that any shareholder of a Fund desiring to nominate a trustee for election at a shareholder meeting must submit to the Trust's Secretary the nomination in writing not later than the close of business on the later of the 90th day prior to such shareholder meeting or the tenth day following the day on which public announcement is made of the shareholder meeting and not earlier than the close of business on the 120th day prior to the shareholder meeting .

The members of the Investments Committee are Messrs. Arch, Baker (Vice Chair), Bayley (Chair), Bunch (Vice Chair), Crockett, Dammeyer, Dowden, Fields, Martin L. Flanagan, Frischling, Pennock, Sonnenschein, Stickel, Philip A. Taylor, Wayne Whalen and Drs. Mathai-Davis (Vice Chair) and Soll (Vice Chair). The Investments Committee's primary purposes are to: (i) assist the Board in its oversight of the investment management services provided by Invesco and the Sub-Advisers; and (ii) review all proposed and existing advisory and sub-advisory arrangements for the Invesco Funds, and to recommend what action the full Boards and the independent trustees take regarding the approval of all such proposed arrangements and the continuance of all such existing arrangements. For the fiscal year ended September 30, 2010, the Investments Committee met twice.

The Investments Committee has established three Sub-Committees. The Sub-Committees are responsible for: (i) reviewing the performance, fees and expenses of the Invesco Funds that have been assigned to a particular Sub-Committee (for each Sub-Committee, the “Designated Funds”), unless the Investments Committee takes such action directly; (ii) reviewing with the applicable portfolio managers from time to time the investment objective(s), policies, strategies and limitations of the Designated Funds; (iii) evaluating the investment advisory, sub-advisory and distribution arrangements in effect or proposed for the Designated Funds, unless the Investments Committee takes such action directly; (iv) being familiar with the registration statements and periodic shareholder reports applicable to their Designated Funds; and (v) such other investment-related matters as the Investments Committee may delegate to the Sub-Committee from time to time.

The members of the Valuation, Distribution and Proxy Oversight Committee are Messrs. Baker, Dowden, Fields, Frischling (Chair), Pennock, Sonnenschein (Vice Chair), Whalen and Dr. Mathai-Davis. The primary purposes of the Valuation, Distribution and Proxy Oversight Committee are: (a) to address issues requiring action or oversight by the Board of the Invesco Funds (i) in the valuation of the Invesco Funds' portfolio securities consistent with the Pricing Procedures, (ii) in oversight of the creation and maintenance by the principal underwriters of the Invesco Funds of an effective distribution and marketing system to build and maintain an adequate asset base and to create and maintain economies of scale for the Invesco Funds, (iii) in the review of existing distribution arrangements for the Invesco Funds under Rule 12b-1 and Section 15 of the 1940 Act, and (iv) in the oversight of proxy voting on portfolio securities of the Invesco Funds; and (b) to make regular reports to the full Boards of the Invesco Funds.

The Valuation, Distribution and Proxy Oversight Committee is responsible for: (a) with regard to valuation, (i) developing an understanding of the valuation process and the Pricing Procedures, (ii) reviewing the Pricing Procedures and making recommendations to the full Board with respect thereto, (iii) reviewing the reports described in the Pricing Procedures and other information from Invesco regarding fair value determinations made pursuant to the Pricing Procedures by Invesco’s internal valuation committee and making reports and recommendations to the full Board with respect thereto, (iv) receiving the reports of Invesco’s internal valuation committee requesting approval of any changes to pricing vendors or pricing methodologies as required by the Pricing Procedures and the annual report of Invesco evaluating the pricing vendors, approving changes to pricing vendors and pricing methodologies as provided in the Pricing Procedures, and recommending annually the pricing vendors for approval by the full Board; (v) upon request of Invesco, assisting Invesco’s internal valuation committee or the full Board in resolving particular fair valuation issues; (vi) reviewing the reports described in the Procedures for Determining the Liquidity of Securities (the “Liquidity Procedures”) and other information from Invesco regarding liquidity determinations made pursuant to the Liquidity Procedures by Invesco and making reports and recommendations to the full Board with respect thereto, and (vii) overseeing actual or potential conflicts of interest by investment personnel or others that could affect their input or recommendations regarding pricing or liquidity issues; (b) with regard to distribution and marketing, (i) developing an understanding of mutual fund distribution and marketing channels and legal, regulatory and market developments regarding distribution, (ii) reviewing periodic distribution and marketing determinations and annual approval of distribution arrangements and making reports and recommendations to the full Board with respect thereto, and

(iii) reviewing other information from the principal underwriters to the Invesco Funds regarding distribution and marketing of the Invesco Funds and making recommendations to the full Board with respect thereto; and (c) with regard to proxy voting, (i) overseeing the implementation of the Proxy Voting Guidelines (the “Guidelines”) and the Proxy Policies and Procedures (the “Proxy Procedures”) by Invesco and the Sub-Advisers, reviewing the Quarterly Proxy Voting Report and making recommendations to the full Board with respect thereto, (ii) reviewing the Guidelines and the Proxy Procedures and information provided by Invesco and the Sub-Advisers regarding industry developments and best practices in connection with proxy voting and making recommendations to the full Board with respect thereto, and (iii) in implementing its responsibilities in this area, assisting Invesco in resolving particular proxy voting issues. The Valuation, Distribution and Proxy Oversight Committee was formed effective January 1, 2008. It succeeded the Valuation Committee which existed prior to 2008. For the fiscal year ended September 30, 2010, the Valuation, Distribution and Proxy Oversight Committee met twice.

The members of the Special Market Timing Litigation Committee are Messrs. Bayley, Bunch (Chair), Crockett and Dowden (Vice Chair). The Special Market Timing Litigation Committee is responsible: (i) for receiving reports from time to time from management, counsel for management, counsel for the Invesco Funds and special counsel for the independent trustees, as applicable, related to (a) the civil lawsuits, including purported class action and shareholder derivative suits, that have been filed against Invesco Funds concerning alleged excessive short term trading in shares of the Invesco Funds (market timing) and (b) the civil enforcement actions and investigations related to market timing activity in the Invesco Funds that were settled with certain regulators, including without limitation the SEC, the New York Attorney General and the Colorado Attorney General, and for recommending to the independent trustees what actions, if any, should be taken by the Invesco Funds in light of all such reports; (ii) for overseeing the investigation(s) on behalf of the independent trustees by special counsel for the independent trustees and the independent trustees' financial expert of market timing activity in the Invesco Funds, and for recommending to the independent trustees what actions, if any, should be taken by the Invesco Funds in light of the results of such investigation(s); (iii) for (a) reviewing the methodology developed by Invesco's Independent Distribution Consultant (the "Distribution Consultant") for the monies ordered to be paid under the settlement order with the SEC, and making recommendations to the independent trustees as to the acceptability of such methodology and (b) recommending to the independent trustees whether to consent to any firm with which the Distribution Consultant is affiliated entering into any employment, consultant, attorney-client, auditing or other professional relationship with Invesco, or any of its present or former affiliates, directors, officers, employees or agents acting in their capacity as such for the period of the Distribution Consultant's engagement and for a period of two years after the engagement; and (iv) for taking reasonable steps to ensure that any Invesco Fund which the Special Market Timing Litigation Committee determines was harmed by improper market timing activity receives what the Special Market Timing Litigation Committee deems to be full restitution. For the fiscal year ended September 30, 2010, the Special Market Timing Litigation Committee met once.

Advantages of Having Same Individuals as Trustees for the Retail Funds and Institutional Funds. The Independent Trustees and the Trust’s management believe that having the same Independent Trustees for each of the Retail Funds and Institutional Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as Independent Trustees of all the Retail Funds and Institutional Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the fund’s service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Retail Funds and Institutional Funds.

Trustee and Officer Indemnification. The Trust’s Declaration of Trust provides that no Trustee, Officer, employee or agent of the Trust is liable to the Trust or to a shareholder, nor is any Trustee, Officer, employee or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his/her or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his/her or its duties. It also provides that all third persons shall look solely to Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Declaration of Trust provides that a Trustee, Officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Trust.

Shareholder Communications. Shareholders may send communications to the Trust’s Board of Trustees. Shareholders should send communications intended for the Trust’s Board by addressing the communications directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Trust’s office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other shareholder communications received by the Trust not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

C. Compensation

Each trustee who is not affiliated with Invesco is compensated for his or her services according to a fee schedule that recognizes the fact that such trustee also serves as a trustee of other Invesco Funds.  Each such trustee receives a fee, allocated among the Invesco Funds for which he or she serves as a trustee, that consists of an annual retainer component and a meeting fee component. The Chair of the Board and Chairs and Vice Chairs of certain committees receive additional compensation for their services.

Retirement Plan for Trustees. The trustees have adopted a retirement plan which is secured by the Funds for the trustees of the Trust who are not affiliated with Invesco. The trustees also have adopted a retirement policy that permits each non-Invesco-affiliated trustee to serve until December 31 of the year in which the trustee turns 75.  A majority of the trustees may extend from time to time the retirement date of a trustee.  Annual retirement benefits are available to each non-Invesco-affiliated trustee of the Trust and/or the other Invesco Funds (each, a “Covered Fund”) who became a trustee prior to December 1, 2008, and has at least five years of credited service as a trustee (including service to a predecessor fund) for a Covered Fund. Effective January 1, 2006, for retirements after December 31, 2005, the retirement benefits will equal 75% of the trustee’s annual retainer paid to or accrued by any Covered Fund with respect to such trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and the trustee. The amount of the annual retirement benefit does not include additional compensation paid for Board meeting fees or compensation paid to the Chair of the Board and the Chairs and Vice Chairs of certain Board committees, whether such amounts are paid directly to the trustee or deferred. The annual retirement benefit is payable in quarterly installments for a number of years equal to the lesser of (i) sixteen years or (ii) the number of such trustee’s credited years of service. If a trustee dies prior to receiving the full amount of retirement benefits, the remaining payments will be made to the deceased trustee's designated beneficiary for the same length of time that the trustee would have received the payments based on his or her service or if the trustee has elected, in a discounted lump sum payment. A trustee must have attained the age of 65 (60 in the event of death or disability) to receive any retirement benefit. A trustee may make an irrevocable election to commence payment of retirement benefits upon retirement from the Board before age 72; in such a case, the annual retirement benefit is subject to a reduction for early payment.

Deferred Compensation Agreements. Messrs. Crockett, Edward K. Dunn (a former trustee), Fields and Frischling and Drs. Mathai-Davis and Soll (for purposes of this paragraph only, the "Deferring Trustees") have each executed a Deferred Compensation Agreement (collectively, the "Compensation Agreements"). Pursuant to the Compensation Agreements, the Deferring Trustees have the option to elect to defer receipt of up to 100% of their compensation payable by the Trust, and such amounts are placed into a deferral account and deemed to be invested in one or more Invesco Funds selected by the Deferring Trustees.  Distributions from the Deferring Trustees' deferral accounts will be paid in cash, generally in equal quarterly installments over a period of up to ten (10) years (depending on the Compensation Agreement) beginning on the date selected under the Compensation Agreement. If a Deferring Trustee dies prior to the distribution of amounts in his or her deferral account, the balance of the deferral account will be distributed to his or her designated beneficiary. The Compensation Agreements are not funded and, with respect to the payments of amounts held in the deferral accounts, the Deferring Trustees have the status of unsecured creditors of the Trust and of each other Invesco Fund from which they are deferring compensation.

Set forth below is information regarding compensation paid or accrued for each Trustee who was not affiliated with the Fund’s investment adviser during the year ended December 31, 2009.  Because all of the Trustees are newly elected to the Board, they have not previously received any compensation from the Fund.  Martin L. Flanagan and Philip A. Taylor are employees of the Investment Adviser and therefore are not compensated for serving as Trustees.
Name of Trustee	Aggregate Compensation from the Funds 1	Pension or Retirement Benefits Accrued by All Invesco Funds2	Estimated Annual Benefits from Fund Complex Upon Retirement3	Total Compensation Before Deferral from Invesco4
Interested Trustees
Wayne W. Whalen 5	10,057	82,190	105,000	227,131
Independent Trustees
David C. Arch 5	10,362	42,315	105,000	227,131
Bob R. Baker	17,080	125,039	197,868	259,100
Frank S. Bayley	20,060	115,766	154,500	275,700
James T. Bunch	17,967	142,058	154,500	235,000
Bruce L. Crockett	34,654	104,012	154,500	509,900
Rod Dammeyer 5	10,362	86,550	105,000	227,131
Albert R. Dowden	19,587	142,622	154,500	275,700
Jack M. Fields	15,450	122,608	154,500	235,000
Carl Frischling 6	17,876	124,703	154,500	269,950
Prema Mathai-Davis	17,080	120,758	154,500	256,600
Lewis F. Pennock	15,575	107,130	154,500	235,000
Larry Soll	17,990	161,084	176,202	256,600
Hugo F. Sonnenschein 4	10,064	87,154	105,000	227,121
Raymond Stickel, Jr.	19,464	107,154	154,500	299,800

1Amounts shown are based on the fiscal year ended September 30, 2010.  The total amount of compensation deferred by all trustees of the Trust during the fiscal year ended September 30, 2010, including earnings, was $36,435.

2During the fiscal year ended September 30, 2010, the total amount of expenses allocated to the Trust in respect of such retirement benefits was $10,166.

3These amounts represent the estimated annual benefits payable by the Invesco Funds upon the trustees’ retirement and assumes each trustee serves until his or her normal retirement date.

4All trustees except Messrs. Arch, Dammeyer, Sonnenschein and Whalen currently serve as trustee of 29 registered investment companies advised by Invesco.  Messrs. Arch, Dammeyer, Sonnenschein and Whalen currently serve as trustee of 47 registered investment companies advised by Invesco.

5Messrs. Arch, Dammeyer, Sonnenschein and Whalen were elected as trustees of the Trust effective June 15, 2010.

6During the fiscal year ended September 30, 2010, the Trust paid [$_____] in legal fees to Kramer Levin Naftalis & Frankel LLP for services rendered by such firm as counsel to the independent trustees of the Trust.  Mr. Frischling is a partner of such firm.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

[The following owned beneficially or of record 5% or more of the Shares of the Trust as of December ___, 2010: Morgan Stanley & Co., Harborside Financial Center, Plaza Two, 3rd Floor, Jersey City, NJ 07311 — 81.63%.]

The percentage ownership of shares of the Trust changes from time to time depending on purchases and redemptions by shareholders and the total number of shares outstanding.

As of the date of this SAI, the aggregate number of Shares of beneficial interest of the Trust owned by the Trust’s Officers and Trustees as a group was less than 1% of the Trust’s Shares of beneficial interest outstanding.

PORTFOLIO TRANSACTIONS

Subject to the general supervision of the Board of Trustees, the Investment Adviser is responsible for decisions to buy and sell interests in Senior Loans and other securities and effect hedging transactions for the Trust, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. With respect to interests in Senior Loans, the Trust generally will engage in privately negotiated transactions for their purchase or sale in which the Investment Adviser will negotiate on behalf of the Trust. The Trust may be required to pay fees, or forgo a portion of interest and any fees payable to the Trust, to the Selling Participant or the entity selling an Assignment to the Trust. The Investment Adviser will determine the Lenders and Selling Participants from whom the Trust will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The secondary market for interests in Senior Loans is relatively illiquid. Although the Trust intends generally to hold interests in Senior Loans until maturity or prepayment of the Senior Loan, such illiquidity may restrict the ability of the Investment Adviser to locate in a timely manner persons willing to purchase the Trust’s interests in Senior Loans at a fair price should the Trust desire to sell such interests. See “Investment Objective and Policies.”

With respect to portfolio securities other than Senior Loans, the Trust expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter (OTC) market. Such securities are generally traded in the OTC market on a “net” basis with dealers acting as principal for their own accounts without charging a stated commission, although the price of the security usually includes a profit to the dealer. The Trust also expects that securities will be purchased at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter’s concession or discount. On occasion, the Trust may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. For the fiscal years ended September 30, 2008, 2009 and 2010, the Trust paid a total of $0, $0 and $0, respectively, in brokerage commissions.

The policy of the Trust regarding purchases and sales of Senior Loans and securities and futures contracts for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient execution of transactions. The Investment Adviser is prohibited from directing brokerage transactions on the basis of the referral of clients on the sale of shares of advised investment companies. In seeking to implement the Trust’s policies, the Investment Adviser will effect transactions with those banks, brokers and dealers which the Investment Adviser believes provide the most favorable prices and who are capable of providing efficient executions. If the Investment Adviser believes such price and execution are obtainable from more than one bank, broker or dealer, it may give consideration to placing portfolio transactions with those banks, brokers and dealers who also furnish research and other services to the Trust or the Investment Adviser. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

The information and services received by the Investment Adviser from banks, brokers and dealers may be of benefit to the Investment Adviser and its affiliates in the management of other accounts and may not in all cases benefit the Trust directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Adviser and thus reduce its expenses, it is of indeterminable value and the advisory fee paid to the Investment Adviser is not reduced by any amount that may be attributable to the value of such services.

Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through Invesco or the Sub-Advisers or other affiliated brokers and dealers. In order for an affiliated broker or dealer to effect any portfolio transactions for the Trust, the commissions, fees or other remuneration received by the affiliated broker or dealer must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm’s-length transaction. Furthermore, the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested” persons of the Trust, as defined in the Investment Company Act, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker or dealer are consistent with the foregoing standard.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of the Trust’s Shares is determined by calculating the total value of the Trust’s assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding. The net asset value will be computed as of 4:00 p.m. Eastern time on each business day on which the NYSE is open for trading (or, on days when the NYSE closes prior to 4:00 p.m., at such earlier time). The Trust reserves the right to calculate the net asset value more frequently if deemed desirable.

Senior Loans are valued based on quotations received from an independent pricing service. Senior Loans for which quotations are unavailable are valued based on prices received from an independent pricing service that are calculated pursuant to a derived pricing methodology. The derived pricing methodology calculates a price for a Senior Loan by incorporating certain market information, including a Senior Loan’s credit rating and interest rate, and comparing such information to Senior Loans in similar industries for which market information is available. All other Senior Loans are valued at their fair value in accordance with procedures established in good faith by the Board of Trustees of the Trust.

In addition, with respect to securities that primarily are listed on foreign exchanges, when an event occurs after the close of such exchanges that is likely to have changed the value of the securities (for example, a percentage change in value of one or more U.S. securities indices in excess of specified thresholds), such securities will be valued at their fair value, as determined under procedures established by the Trust’s Board of Trustees. Securities also may be fair valued in the event of a significant development affecting a country or region or an issuer-specific development which is likely to have changed the value of the security.

In these cases, the Trust’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgment and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. With respect to securities that are primarily listed on foreign exchanges, the value of the Trust’s portfolio securities may change on days when you will not be able to purchase or sell your shares.

TAXATION

Because the Trust intends to distribute all or substantially all of its net investment income and capital gains to shareholders during its taxable year and intends to otherwise comply with the requirements for qualification and taxation as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), it is not expected that the Trust will be required to pay any federal income tax on its income and capital gains. If, however, any such net investment income or capital gains are retained, the Trust will pay federal income tax (and possibly an excise tax) thereon. In the case of retained capital gains, the Trust may make an election pursuant to which shareholders would have to include such retained gains in their income but would be able to claim their share of the tax paid by the Trust as a credit against their individual federal income tax. If the Trust fails to qualify for any taxable year as a regulated investment company, all of its taxable income will be subject to tax at regular corporate income tax rates without any deduction for distributions to shareholders, and such distributions generally will be taxable to shareholders as ordinary dividends to the extent of the Trust’s current and accumulated earnings and profits.

The Code requires each regulated investment company to pay a nondeductible 4% excise tax to the extent the company does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end basis, plus certain undistributed amounts from previous years. The Trust anticipates that it will make sufficient timely distributions to avoid imposition of the excise tax. If the Trust pays a dividend in January which was declared in the previous calendar quarter to shareholders of record on a date in such calendar quarter, then such dividend or distribution will be treated for tax purposes as received by the shareholders on December 31 of the previous year.

Shareholders will normally be subject to federal income taxes, and any state and/or local income taxes, on the dividends and distributions they receive from the Trust. Such dividends and distributions, to the extent they are derived from net investment income or short-term capital gains, are generally taxable to the shareholders as ordinary income regardless of whether the shareholder receives such distributions in additional Shares or in cash. It is not expected that any portion of such dividends and distributions will be eligible for the corporate dividends received deduction. Under current law, income dividends received by an individual shareholder may be taxed at the same rate as long-term capital gains. However, the Trust does not expect a significant portion of its dividends will be eligible for these reduced rates. Even if income received in the form of income dividends is taxed at the same rates as long-term capital gains, such income will not be considered long-term capital gains for other federal income tax purposes. For example, you generally will not be permitted to offset income dividends with capital losses. Short-term capital gain distributions will continue to be taxed at ordinary income rates.

Distributions of net long-term capital gains, if any, are taxable to the shareholders as long-term capital gains regardless of how long a shareholder has held the Trust’s Shares and regardless of whether the distribution is received in additional Shares or in cash. Under current law, the maximum tax rate on long-term capital gains available to non-corporate Shareholders is 15%. Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2011, and all dividends will be taxed at ordinary income rates.

Shareholders will normally be subject to federal income taxes, and state and/or local income taxes, on the sale or disposition of their shares. A holder of Shares who either sells his or her Shares or, pursuant to a tender offer, tenders all Shares owned by such shareholder and any Shares considered owned by such shareholder under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder’s basis in the Shares. Such gain or loss will generally be treated as capital gain or loss and will be long-term capital gain or loss if the Shares are held for more than one year. Under current law, the maximum tax rate on long-term capital gains available to non-corporate shareholders is 15%. Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2011. The ability to deduct capital losses may be limited under the Code.

If a tendering holder of Shares tenders less than all Shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a payment in exchange for stock, the proceeds received will be treated as a taxable dividend, return of capital or capital gain depending on the Trust’s earnings and profits and the shareholder’s basis in the tendered Shares. Also, if some tendering holders of Shares receive taxable dividends, there is a risk that non-tendering holders of Shares may be deemed to have received a distribution which may be a taxable dividend in whole or in part.

Any dividend or capital gains distribution received by a shareholder from an investment company will have the effect of reducing the net asset value of the shareholder’s stock in that company by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions and dividends are subject to federal income taxes. If the net asset value of the Shares should be reduced below a shareholder’s cost as a result of the distribution of realized long-term capital gains, such distribution would be in part an economic return of the shareholder’s investment to the extent of such reduction below the shareholder’s cost, but nonetheless would be taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Shares immediately prior to a distribution record date.

Special tax rules may change the normal treatment of gains and losses recognized by the Trust when the Trust makes certain investments, such as when it invests in options, futures transactions, interest rate swaps, forward foreign currency exchange contracts and non-U.S. dollar-denominated investments. These special tax rules can, among other things, affect the treatment of capital gain or loss as long-term or short-term and may result in ordinary income or loss rather than capital gain or loss. The application of these special rules would therefore also affect the character of distributions made by the Trust.

In addition, the Trust may make investments in which it recognizes income or gain prior to receiving cash with respect to such investment. For example, under certain tax rules, the Trust may be required to accrue a portion of any discount at which certain securities are purchased as income each year even though the Trust receives no payments in cash on the security during the year. To the extent that the Fund makes such investments, it generally would be required to pay out such income or gain as a distribution in each year to avoid taxation at the Trust level. Such distributions will be made from the available cash of the Trust or by liquidation of portfolio securities if necessary. If a distribution of cash necessitates the liquidation of portfolio securities, the Investment Adviser will select which securities to sell. The Trust may realize a gain or loss from such sales. In the event the Trust realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

After the end of each calendar year, shareholders will receive information on their dividends and capital gains distributions for tax purposes.

To avoid being subject to 28% federal backup withholding on taxable dividends, capital gains distributions and the proceeds of redemptions and repurchases, shareholders’ social security or taxpayer identification numbers must be furnished and certified as to their accuracy. Any withheld amount would be sent to the IRS as an advance tax payment and may be refundable, provided that the required information is timely furnished to the IRS.

Shareholders who are not citizens or residents of the United States and certain foreign entities may be subject to withholding of U.S. tax on distributions made by the Trust of investment income and short-term capital gains. The Trust is not required to withhold any amounts with respect to distributions to foreign shareholders that are properly designated by the Trust as “interest-related dividends” or “short-term capital gain dividends,” provided that the income would not be subject to federal income tax if earned directly by the foreign shareholder. However, the Trust may withhold on some of these amounts regardless of the fact that it is not required to do so. Any amounts withheld from payments made to a shareholder may be refunded or credited against the shareholder’s U.S.

federal income tax liability, if any, provided that the required information is furnished to the IRS. The provisions discussed above relating to distributions to foreign persons generally would apply to distributions with respect to taxable years of regulated investment companies beginning before January 1, 2010. Prospective investors are urged to consult their tax advisers regarding the specific tax consequences discussed above.

The after-tax returns of the Trust may also be advertised or otherwise reported. This is generally calculated in a manner similar to the computation of average annual total returns discussed above, except that the calculation also reflects the effect of taxes on returns.

The above discussion is only a brief summary of some of the significant tax consequences of investing in the Trust. Shareholders should consult their tax advisers regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

DESCRIPTION OF SHARES

General

The Trust’s Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional Shares of beneficial interest of $.01 par value. Share certificates will be issued to the holder of record of Shares upon request. Currently, Shares will be required to be held of record by the investor. The investor’s broker may not be reflected as the record holder; however, arrangements for Shares to be held in “street name” may be implemented in the future.

Shareholders are entitled to one vote for each Share held and to vote on matters submitted to meetings of shareholders. No material amendment may be made to the Trust’s Declaration of Trust without the affirmative vote of at least a majority of its Shares represented in person or by proxy at a meeting at which a quorum is present or by written consent without a meeting. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. Shares have no preemptive or conversion rights and when issued are fully paid and non-assessable.

The Trust’s Declaration of Trust permits the Trustees to divide or combine the Shares into a greater or lesser number of Shares without thereby changing the proportionate beneficial interests in the Trust. Each Share represents an equal proportionate interest in the Trust with each other Share.

The Trust may be terminated (i) by the affirmative vote of the holders of 66% of its outstanding Shares or (ii) by an instrument signed by a majority of the Trustees and consented to by the holders of two-thirds of the Trust’s outstanding Shares. Upon termination of the Trust, the Trustees will wind up the affairs of the Trust, the Trust’s business will be liquidated and the Trust’s net assets will be distributed to the Trust’s shareholders on a pro rata basis. If not so terminated, the Trust will continue indefinitely.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust, requires that Trust documents include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Trust’s property for any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations. Given the nature of the Trust’s assets and operations, the possibility of the Trust being unable to meet its obligations is remote. Given the above limitations on shareholders’ personal liability and the Trust’s ability to meet its indemnification obligations, in the opinion of Massachusetts counsel to the Trust, the risk to Trust shareholders of personal liability is remote.

The Declaration of Trust further provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust. Accordingly, the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Anti-Takeover Provisions

The Trust presently has certain anti-takeover provisions in its Declaration of Trust which could have the effect of limiting the ability of other entities or persons to acquire control of the Trust, to cause it to engage in certain transactions or to modify its structure. A Trustee may be removed from office by a written instrument signed by at least two-thirds of the remaining trustees or by a vote of the holders of at least 66% of the Shares. In addition, the affirmative vote or consent of the holders of 66% of the Shares of the Trust is required to authorize the conversion of the Trust from a closed-end to an open-end investment company, or generally to authorize any of the following transactions:

(i) merger or consolidation of the Trust with or into any other corporation, association, trust or other organization;

(ii)	issuance of any securities of the Trust to any person or entity for cash;

(iii) sale, lease or exchange of all or any substantial part of the assets of the Trust, to any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period); or

(iv) sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period) if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding Shares of the Trust. However, such 66% vote or consent will not be required with respect to the foregoing transactions where the Board of Trustees under certain conditions approves the transaction, in which case, with respect to (i) and (iii) above, a majority shareholder vote or consent will be required, and, with respect to (ii) and (iv) above, a shareholder vote or consent would be required.

The foregoing provisions will make more difficult a change in the Trust’s management, or consummation of the foregoing transactions without the Trustee’s approval, and would, in the event a secondary market were to develop in the Shares, have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders’ best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust’s management. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

YIELD INFORMATION

The Trust may, from time to time, publish its yield. The yield on Trust Shares normally will fluctuate. Therefore, the yield for any given past period is not an indication or representation by the Trust of future yields or rates of return on its Shares. The Trust’s yield is affected by changes in prevailing interest rates, average portfolio maturity and operating expenses. Current yield information may not provide a basis for comparison with bank deposits or other investments which pay a fixed yield over a stated period of time.

The yield of the Trust is computed by dividing the Trust’s net investment income over a 30-day period by an average value (using the average number of Shares entitled to receive dividends and the net asset value per Share at the end of the period), all in accordance with the standardized yield formula prescribed by the Commission for open-end investment companies. Such amount is compounded for six months and then annualized for a twelve-month period to derive the Trust’s yield. For the 30-day period ended September 30, 2010, the Trust’s yield, calculated pursuant to this formula, was 0.05%.

On occasion, the Trust may compare its yield to (i) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (ii) one or more averages compiled by Donoghue’s Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (iii) the average yield reported by the Bank Rate Monitor National Index for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (iv) yield data published by Lipper Analytical Services, Inc. or (v) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Trust may compare the Prime Rate, the Donoghue’s averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered representative of the Trust’s yield or relative performance for any future period.

REPORTS TO SHAREHOLDERS

The Trust will send to shareholders semi-annual reports showing the Trust’s portfolio and other information. An annual report, containing financial statements audited by independent auditors, together with their report thereon, will be sent to shareholders each year.

LEGAL COUNSEL

Legal matters for the Trust have been passed upon by Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, Pennsylvania 19103.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trust’s independent registered public accounting firm is responsible for auditing the financial statements of the Trust. The Audit Committee of the Board has appointed, and the Board has ratified and approved, PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, Texas 77002, as the independent registered public accounting firm to audit the financial statements of the Trust. Financial statements for the fiscal years ending prior to June 1, 2010 were audited by the predecessor fund’s auditor, which was different than the Trust’s auditor.

ADDITIONAL INFORMATION

Trust Management

Portfolio Managers

Portfolio Manager Fund Holdings and Information on Other Managed Accounts

Invesco’s portfolio managers develop investment models which are used in connection with the management of certain Invesco Funds as well as other mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals. The following chart reflects the portfolio managers' investments in the Funds that they manage.

The chart also reflects information regarding accounts other than the Funds for which each portfolio manager has day-to-day management responsibilities.  Accounts are grouped into three categories:  (i) other registered investment companies, (ii) other pooled investment vehicles and (iii) other accounts.  To the extent that any of these accounts pay advisory fees that are based on account performance (performance-based fees), information on those accounts is specifically broken out.  In addition, any assets denominated in foreign currencies have been converted into U.S. Dollars using the exchange rates as of the applicable date.

The following information is as September 30, 2010:

Portfolio Manager	Dollar Range of Investments in Each Fund7	Other Registered Investment Companies Managed (assets in millions)		Other Pooled Investment Vehicles Managed (assets in millions)		Other Accounts Managed (assets in millions)
		Number of Accounts	Assets	Number of Accounts	Assets	Number of Accounts	Assets
Invesco Prime Income Trust Fund
Thomas Ewald	None	2	$2,466.4	None	None	18	$427.68
Jinny Kim	None	None	None	1	$947.1	18	$427.68
Gregory Stoeckle	None	4	$4,379.5	239	$11,017.73	410	$1,875.510

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one Fund or other account.  More specifically, portfolio managers who manage multiple Funds and/or other accounts may be presented with one or more of the following potential conflicts:

➢
The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each Fund and/or other account.  The Adviser and each Sub-Adviser seek to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline.  Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the Funds.

➢
If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts.  To deal with these situations, the Adviser, each Sub-Adviser and the Funds have adopted procedures for allocating portfolio transactions across multiple accounts.

7This column reflects investments in a Fund’s shares owned directly by a portfolio manager or beneficially owned by a portfolio manager (as determined in accordance with Rule 16a-1(a) (2) under the Securities Exchange Act of 1934, as amended).  A portfolio manager is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the same household.

8 This amount includes 1 fund that pays performance-based fees with $427.6M in total assets under management.

9 This amount includes 19 funds that pay performance-based fees with $5,127.7M in total assets under management.

10 This amount includes 3 funds that pay performance-based fees with $1,011.8M in total assets under management.

➢
The Adviser and each Sub-Adviser determine which broker to use to execute each order for securities transactions for the Funds, consistent with its duty to seek best execution of the transaction. However, for certain other accounts (such as mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Adviser and each Sub-Adviser may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker.  In these cases, trades for a Fund in a particular security may be placed separately from, rather than aggregated with, such other accounts.  Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of the Fund or other account(s) involved.

➢
Finally, the appearance of a conflict of interest may arise where the Adviser or Sub-Adviser has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts for which a portfolio manager has day-to-day management responsibilities.

The Adviser, each Sub-Adviser, and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts.  However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Description of Compensation Structure

For the Adviser and each affiliated Sub-Adviser

The Adviser and each Sub-Adviser seek to maintain a compensation program that is competitively positioned to attract and retain high-caliber investment professionals. Portfolio managers receive a base salary, an incentive bonus opportunity and an equity compensation opportunity. Portfolio manager compensation is reviewed and may be modified each year as appropriate to reflect changes in the market, as well as to adjust the factors used to determine bonuses to promote competitive Fund performance. The Adviser and each Sub-Adviser evaluate competitive market compensation by reviewing compensation survey results conducted by an independent third party of investment industry compensation. Each portfolio manager's compensation consists of the following three elements:

Base Salary. Each portfolio manager is paid a base salary. In setting the base salary, the Adviser and each Sub-Adviser’s intention is to be competitive in light of the particular portfolio manager's experience and responsibilities.

Annual Bonus. The portfolio managers are eligible, along with other employees of the Adviser and each Sub-Adviser, to participate in a discretionary year-end bonus pool. The Compensation Committee of Invesco Ltd. reviews and approves the amount of the bonus pool available for the Adviser and each of the Sub-Adviser’s investment centers. The Compensation Committee considers investment performance and financial results in its review. In addition, while having no direct impact on individual bonuses, assets under management are considered when determining the starting bonus funding levels. Each portfolio manager is eligible to receive an annual cash bonus which is based on quantitative (i.e. investment performance) and non-quantitative factors (which may include, but are not limited to, individual performance, risk management and teamwork).

Each portfolio manager's compensation is linked to the pre-tax investment performance of the Funds/accounts managed by the portfolio manager as described in Table 1 below.

Table 1
Sub-Adviser	Performance time period11
Invesco 12,13,14 Invesco Australia Invesco Deutschland	One-, Three- and Five-year performance against Fund peer group.
Invesco Senior Secured	N/A
Invesco Trimark12	One-year performance against Fund peer group. Three- and Five-year performance against entire universe of Canadian funds.
Invesco Hong Kong12 Invesco Asset Management	One-, Three- and Five-year performance against Fund peer group.
Invesco Japan15	One-, Three- and Five-year performance against the appropriate Micropol benchmark.

Invesco Senior Secured’s bonus is based on annual measures of equity return and standard tests of collateralization performance.

High investment performance (against applicable peer group and/or benchmarks) would deliver compensation generally associated with top pay in the industry (determined by reference to the third-party provided compensation survey information) and poor investment performance (versus applicable peer group) would result in low bonus compared to the applicable peer group or no bonus at all. These decisions are reviewed and approved collectively by senior leadership which has responsibility for executing the compensation approach across the organization.

Equity-Based Compensation. Portfolio managers may be granted an award that allows them to select receipt of shares of certain Invesco Funds with a vesting period as well as common shares and/or restricted shares of Invesco Ltd. stock from pools determined from time to time by the Compensation Committee of Invesco Ltd.’s Board of Directors. Awards of equity-based compensation typically vest over time, so as to create incentives to retain key talent.

11 Rolling time periods based on calendar year-end.

12 Portfolio Managers may be granted a short-term award that vests on a pro-rata basis over a four year period and final payments are based on the performance of eligible Funds selected by the portfolio manager at the time the award is granted.

13 Portfolio Managers for Invesco Global Real Estate Fund, Invesco Real Estate Fund, Invesco Select Real Estate Income Fund and Invesco V.I. Global Real Estate Fund base their bonus on new operating profits of the U.S. Real Estate Division of Invesco.

14 Portfolio Managers for Invesco Balanced Fund, Invesco Basic Balanced Fund, Invesco Basic Value Fund, Invesco Fundamental Value Fund, Invesco Large Cap Basic Value Fund, Invesco Large Cap Relative Value Fund,  Invesco Mid Cap Basic Value Fund, Invesco Mid-Cap Value Fund, Invesco U.S. Mid Cap Value Fund, Invesco Value Fund, Invesco Value II Fund, Invesco V.I. Basic Balanced Fund, Invesco V.I. Basic Value Fund, Invesco V.I. Select Dimensions Balanced Fund, Invesco V.I. Income Builder Fund, Invesco Van Kampen American Value Fund, Invesco Van Kampen Comstock Fund, Invesco Van Kampen Equity and Income Fund, Invesco Van Kampen Growth and Income Fund, Invesco Van Kampen Value Opportunities Fund, Invesco Van Kampen V.I. Comstock Fund, Invesco Van Kampen V.I. Growth and Income Fund, Invesco Van Kampen V.I. Equity and Income Fund, Invesco Van Kampen V.I. Mid Cap Value Fund and Invesco Van Kampen V.I. Value Fund’s compensation is based on the one-, three- and five-year performance against the Fund’s peer group.  Furthermore, for the portfolio manager(s) formerly managing the predecessor funds to the Funds in this footnote 8, they also have a ten-year performance measure.

15 Portfolio Managers for Invesco Pacific Growth Fund’s compensation is based on the one-, three- and five-year performance against the appropriate Micropol benchmark.  Furthermore, for the portfolio manager(s) formerly managing the predecessor fund to Invesco Pacific Growth Fund, they also have a ten-year performance measure.

Portfolio managers also participate in benefit plans and programs available generally to all employees.

Securities Ownership of Portfolio Managers

As of September 30, 2010, the dollar range of securities beneficially owned by each Portfolio Manager was as follows:

Jinny Kim:	None (1)
Thomas Ewald:	None (2)
Gregory Stoeckle	None (2)

(1)	In addition, the portfolio manager has made investments in one or more other mutual funds managed by the same portfolio management team pursuant to a similar strategy.

(2)	Mr. Ewald and Mr. Stoeckle began serving as portfolio managers of Invesco Prime Income Trust on June 25, 2010. Information for Mr. Ewald and Mr. Stoeckle has been provided as of May 31, 2010.

Codes of Ethics

Invesco, the Trust, Invesco Distributors and the Sub-Advisers each have adopted a Code of Ethics that applies to all Invesco Fund trustees and officers, and employees of Invesco, the Sub-Advisers and their affiliates, and governs, among other things, the personal trading activities of all such persons.  Unless specifically noted, each Sub-Advisers' Codes of Ethics do not materially differ from Invesco Code of Ethics discussed below. The Code of Ethics is intended to address conflicts of interest with the Trust that may arise from personal trading, including personal trading in most of the Invesco Funds. Personal trading, including personal trading involving securities that may be purchased or held by an Invesco Fund, is permitted under the Code subject to certain restrictions; however, employees are required to pre-clear security transactions with the Compliance Officer or a designee and to report transactions on a regular basis.

Proxy Voting Policy and Proxy Voting Record

Invesco is comprised of two business divisions, Invesco Aim and Invesco Institutional, each of which have adopted their own specific Proxy Voting Policies. The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Trust to [Invesco Aim – a division of Invesco].

The Proxy Voting Entity will vote such proxies in accordance with its proxy policies and procedures, which have been reviewed and approved by the Board, and which are found in Appendix B.  Any material changes to the proxy policies and procedures will be submitted to the Board for approval.  The Board will be supplied with a summary quarterly report of the Trust’s proxy voting record.  Information regarding how the Trust voted proxies related to its portfolio securities through June 30, 2010 is available without charge at our Web site, www.invesco.com/us. This information is also available at the SEC Web site, www.sec.gov.

Shareholder Inquiries

All inquiries regarding the Trust should be directed to the Trust at the telephone number or address set forth on the front cover of this SAI.

This SAI does not contain all of the information set forth in the Registration Statement that the Trust has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by the rules and regulations of the SEC. Reports and other information about the Trust are available on the EDGAR Database on the SEC’s Internet site

(www.sec.gov) and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov or writing the Public Reference Section of the SEC, Washington, DC 20549-1520.

Appendix A  TRUSTEES AND OFFICERS

The Board is currently composed of seventeen Trustees, including fourteen Trustees who are not “interested persons” of the Fund, as that term is defined in the 1940 Act (collectively, the Independent Trustees and each an Independent Trustee).

Name, Year of Birth, Position Held with the Trust and Address	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Invesco Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorships(s) Held by Trustee

Interested Trustees

Martin L. Flanagan(1) 1960 Trustee Two Peachtree Pointe 1555 Peachtree Street N.E. Atlanta, Georgia 30309	2010	Executive Director, Chief Executive Officer and President, Invesco Ltd. (ultimate parent of Invesco and a global investment management firm); Trustee, The Invesco Funds;Vice Chairman, Investment Company Institute; and Member of Executive Board, SMU Cox School of Business.	207	None

Formerly: Chairman, Invesco Advisers, Inc. (registered investment adviser); Director, Chairman, Chief Executive Officer and President, IVZ Inc. (holding company), INVESCO Group Services, Inc. (service provider) and Invesco North American Holdings, Inc. (holding company); Director, Chief Executive Officer and President, Invesco Holding Company Limited (parent of Invesco and a global investment management firm); Director, Invesco Ltd.; Chairman , Investment Company Institute and President, Co-Chief Executive Officer, Co-President, Chief Operating Officer and Chief Financial Officer, Franklin Resources, Inc. (global investment management organization).

Philip A. Taylor(2) 1954 Trustee, President and Principal Executive Officer 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010
Head of North American Retail and Senior Managing Director, Invesco Ltd.; Director,  Chief Executive Officer and President, 1371 Preferred Inc. (holding company); Director, Chairman, Chief Executive Officer and President, Invesco Management Group, Inc. (financial services holding company); Director and President, INVESCO Funds Group, Inc. (registered investment adviser and registered transfer agent) and AIM GP Canada Inc. (general partner for limited partnerships); Director and Chairman, Invesco Investment Services, Inc. (registered transfer agent) and IVZ Distributors, Inc. (formerly known as INVESCO Distributors, Inc.) (registered broker dealer); Director, Co- Chairman, Co-President & Co- Chief Executive, Invesco Advisers (Formerly Invesco Institutional, (N.A.), Inc. – registered investment adviser), Director, President and Chairman, INVESCO Inc. (holding company) and Invesco Canada Holdings Inc. (holding company); Chief Executive Officer, Invesco Trimark Corporate Class Inc. (corporate mutual fund company) and Invesco Trimark Canada Fund Inc. (corporate mutual fund company); Director and Chief Executive Officer, Invesco Trimark Dealer Inc. (registered broker dealer) and Invesco Trimark Ltd./Invesco Trimark Lteé (registered investment adviser and registered transfer agent); Trustee, President and Principal Executive Officer, The Invesco Funds (other than AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) and Short- Term Investments Trust); Trustee and Executive Vice President, The Invesco Funds (AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) and Short- Term Investments Trust only); Director, Van Kampen Asset Management; Director, Chief Executive Officer and President, Van Kampen Investments Inc. and Van Kampen Exchange Corp.; Director and Chairman, Van Kampen Investor Services Inc.; and Director and President, Van Kampen Advisors, Inc.
			207	None

Formerly:  Director, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.) (registered broker dealer); Manager, Invesco PowerShares Capital Management LLC; Director, Chief Executive Officer and President, Invesco Advisers, Inc.; Director, Chairman, Chief Executive Officer and President, Invesco Aim Capital Management, Inc.; President, Invesco Trimark Dealer Inc. and Invesco Trimark Ltd./Invesco Trimark Ltèe; Director and President, AIM Trimark Corporate Class Inc. and AIM Trimark Canada Fund Inc.; Senior Managing Director, Invesco Holding Company Limited; Trustee and Executive Vice President, Tax-Free Investments Trust; Director and Chairman, Fund Management Company (former registered broker dealer); President and Principal Executive Officer, The Invesco Funds (AIM Treasurer's Series Trust (Invesco Treasurer’s Series Trust), Short-Term Investments Trust and Tax-Free Investments Trust only); President, Invesco Trimark Global Fund Inc. and Invesco Trimark Canada Fund Inc.

Wayne W. Whalen(3) 1939 Trustee 155 North Wacker Drive Chicago, IL 60606	2010	Of Counsel, and prior to 2010, partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to funds in the Fund Complex	225	Director of the Abraham Lincoln Presidential Library Foundation.

Independent Trustees

David C. Arch 1945 Trustee Blistex Inc. 1800 Swift Drive Oak Brook, IL 60523	2010	Chairman and Chief Executive Officer of Blistex Inc., a consumer health care products manufacturer.	225
Member of the Heartland Alliance Advisory Board, a nonprofit organization serving human needs based in Chicago. Board member of the Illinois Manufacturers’ Association. Member of the Board of Visitors, Institute for the Humanities, University of Michigan.

Bob R. Baker 1936 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Retired. Formerly: President and Chief Executive Officer, AMC Cancer Research Center; and Chairman and Chief Executive Officer, First Colombia Financial Corporation	207	None
Frank S. Bayley 1939 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Retired. Formerly: Director, Badgley Funds, Inc. (registered investment company) (2 portfolios) and Partner, law firm of Baker & McKenzie	207	None

James T. Bunch 1942 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Managing Member, Grumman Hill Group LLC (family office private equity management) Formerly: Founder, Green, Manning & Bunch Ltd. (investment banking firm)(1988-2010); Executive Committee, United States Golf Association; and Director, Policy Studies, Inc. and Van Gilder Insurance Corporation	207	Vice Chairman, Board of Governors, Western Golf Association/Evans Scholars Foundation and Director, Denver Film Society

Bruce L. Crockett 1944 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Chairman, Crockett Technology Associates (technology consulting company) Formerly: Director, Captaris (unified messaging provider); Director, President and Chief Executive Officer COMSAT Corporation; and Chairman, Board of Governors of INTELSAT (international communications company)	207	ACE Limited (insurance company); and Investment Company Institute.

Rodney Dammeyer 1940 Trustee CAC, LLC 4350 La Jolla Village Drive Suite 320 San Diego, CA 92122-1249	2010	President of CAC, LLC, a private company offering capital investment and management advisory services.	225
Director of Quidel Corporation and Stericycle, Inc. Prior to May 2008, Trustee of The Scripps Research Institute. Prior to February 2008, Director of Ventana Medical Systems, Inc. Prior to April 2007, Director of GATX Corporation. Prior to April 2004, Director of TheraSense, Inc.

Albert R. Dowden 1941 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Director of a number of public and private business corporations, including the Boss Group, Ltd. (private investment and management); Reich & Tang Funds (5 portfolios) (registered investment company); and Homeowners of America Holding Corporation/ Homeowners of America Insurance Company (property casualty company)	207	Board of Nature’s Sunshine Products, Inc.

Formerly:  Director, Continental Energy Services, LLC (oil and gas pipeline service); Director, CompuDyne Corporation (provider of product and services to the public security market) and Director, Annuity and Life Re (Holdings), Ltd. (reinsurance company); Director, President and Chief Executive Officer, Volvo Group North America, Inc.; Senior Vice President, AB Volvo; Director of various public and private corporations; Chairman, DHJ Media, Inc.; Director Magellan Insurance Company; and Director, The Hertz Corporation, Genmar Corporation (boat manufacturer), National Media Corporation; Advisory Board of Rotary Power International (designer, manufacturer, and seller of rotary power engines); and Chairman, Cortland Trust, Inc. (registered investment company)

Jack M. Fields 1952 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Chief Executive Officer, Twenty First Century Group, Inc. (government affairs company); and Owner and Chief Executive Officer, Dos Angelos Ranch, L.P. (cattle, hunting, corporate entertainment), Discovery Global Education Fund (non-profit) and Cross Timbers Quail Research Ranch (non-profit) Formerly: Chief Executive Officer, Texana Timber LP (sustainable forestry company) and member of the U.S. House of Representatives	207	Administaff

Carl Frischling 1937 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Partner, law firm of Kramer Levin Naftalis and Frankel LLP.	207	Director, Reich & Tang Funds (16 portfolios).

Prema Mathai-Davis 1950 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Retired. Formerly: Chief Executive Officer, YWCA of the U.S.A.	207	None

Lewis F. Pennock 1942 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Partner, law firm of Pennock & Cooper.	207	None

Larry Soll 1942 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Retired Formerly, Chairman, Chief Executive Officer and President, Synergen Corp. (a biotechnology company)	207	None

Hugo F. Sonnenschein 1940 Trustee 1126 E. 59th Street Chicago, IL 60637	2010	President Emeritus and Honorary Trustee of the University of Chicago and the Adam Smith Distinguished Service Professor in the Department of Economics at the University of Chicago. Prior to July 2000, President of the University of Chicago.	225
Trustee of the University of Rochester and a member of its investment committee. Member of the National Academy of Sciences, the American Philosophical Society and a fellow of the American Academy of Arts and Sciences.

Raymond Stickel, Jr. 1944 Trustee 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Retired Formerly: Director, Mainstay VP Series Funds, Inc. (25 portfolios) and Partner, Deloitte & Touche	207	None

Other Officers

Russell C. Burk 1958 Senior Vice President and Senior Officer 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010	Senior Vice President and Senior Officer, the Invesco Funds	N/A	N/A

John M. Zerr 1962 Senior Vice President, Chief Legal Officer and Secretary 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010
Director, Senior Vice President, Secretary and General Counsel, Invesco Management Group, Inc. (formerly known as Invesco Aim Management Group, Inc.), Van Kampen Investments Inc. and Van Kampen Exchange Corp., Senior Vice President, Invesco Advisers, Inc. formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Senior Vice President and Secretary, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.); Director, Vice President and Secretary, Invesco Investment Services, Inc. (formerly known as Invesco Aim Investment Services, Inc.) and IVZ Distributors, Inc. (formerly known as INVESCO Distributors, Inc.); Director and Vice President, INVESCO Funds Group, Inc.; Senior Vice President, Chief Legal Officer and Secretary, The Invesco Funds; Manager, Invesco PowerShares Capital Management LLC; Director, Secretary and General Counsel, Van Kampen Asset Management; Director and Secretary, Van Kampen Advisors Inc.; Secretary and General Counsel, Van Kampen Funds Inc.; Director, Vice President, Secretary and General Counsel, Van Kampen Investor Services Inc.; and General Counsel, PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust

Formerly:  Director, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.); Director, Senior Vice President, General Counsel and Secretary, Invesco Advisers, Inc.; Director, Vice President and Secretary, Fund Management Company; Director, Senior Vice President, Secretary, General Counsel and Vice President, Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.); Chief Operating Officer and General Counsel, Liberty Ridge Capital, Inc. (an investment adviser); Vice President and Secretary, PBHG Funds (an investment company) and PBHG Insurance Series Fund (an investment company); Chief Operating Officer, General Counsel and Secretary, Old Mutual Investment Partners (a broker-dealer); General Counsel and Secretary, Old Mutual Fund Services (an administrator) and Old Mutual Shareholder Services (a shareholder servicing center); Executive Vice President, General Counsel and Secretary, Old Mutual Capital, Inc. (an investment adviser); and Vice President and Secretary, Old Mutual Advisors Funds (an investment company)
			N/A	N/A

Sheri Morris 1964 Vice President, Treasurer and Principal Financial Officer 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010
Vice President, Treasurer and Principal Financial Officer, The Invesco Funds; and Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser)

Formerly:  Vice President, Invesco Advisers, Inc., Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.) and Invesco Private Asset Management, Inc. (formerly known as Invesco Aim Private Asset Management, Inc.); Assistant Vice President and Assistant Treasurer, The Invesco Funds and Assistant Vice President, Invesco Advisers, Inc., Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.) and Invesco Private Asset Management, Inc. (formerly known as Invesco Aim Private Asset Management, Inc.)
			N/A	N/A

Karen Dunn Kelley 1960 Vice President 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010
Head of Invesco’s World Wide Fixed Income and Cash Management Group; Senior Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Executive Vice President, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.); Senior Vice President, Invesco Management Group, Inc. (formerly known as Invesco Aim Management Group, Inc.); and Director, Invesco Mortgage Capital Inc.; Vice President, The Invesco Funds (other than AIM Treasurer's Series Trust (Invesco Treasurer’s Series Trust) and Short-Term Investments Trust); and President and Principal Executive Officer, The Invesco Funds (AIM Treasurer's Series Trust (Invesco Treasurer’s Series Trust) and Short-Term Investments Trust only)

Formerly:  Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.); Director of Cash Management and Senior Vice President, Invesco Advisers, Inc. and Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.); President and Principal Executive Officer, Tax-Free Investments Trust; Director and President, Fund Management Company; Chief Cash Management Officer, Director of Cash Management, Senior Vice President, and Managing Director, Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.; Director of Cash Management, Senior Vice President, and Vice President, Invesco Advisers, Inc. and The Invesco Funds (AIM Treasurer's Series Trust (Invesco Treasurer’s Series Trust), Short-Term Investments Trust and Tax-Free Investments Trust only)
			N/A	N/A

Lance A. Rejsek 1967 Anti-Money Laundering Compliance Officer 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010
Anti-Money Laundering Compliance Officer, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser);  Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.), Invesco Investment Services, Inc. (formerly known as Invesco Aim Investment Services, Inc.), The Invesco Funds, PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Trust II, PowerShares India Exchange-Traded Fund Trust, PowerShares Actively Managed Exchange-Traded Fund Trust, Van Kampen Asset Management, Van Kampen Investor Services Inc. and Van Kampen Funds Inc.

Formerly:  Anti-Money Laundering Compliance Officer, Fund Management Company, Invesco Advisers, Inc., Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.) and Invesco Private Asset Management, Inc. (formerly known as Invesco Aim Private Asset Management, Inc.)
			N/A	N/A

Todd L. Spillane 1958 Chief Compliance Officer 11 Greenway Plaza Suite 2500 Houston, Texas 77046-1173	2010
Senior Vice President, Invesco Management Group, Inc. (formerly known as Invesco Aim Management Group, Inc.), Van Kampen Investments Inc. and Van Kampen Exchange Corp.; Senior Vice President and Chief Compliance Officer, Invesco Advisers, Inc. (registered investment adviser) (formerly known as Invesco Institutional (N.A.), Inc.); Chief Compliance Officer, The Invesco Funds,  PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust, INVESCO Private Capital Investments, Inc. (holding company), Invesco Private Capital, Inc. (registered investment adviser) and Invesco Senior Secured Management, Inc. (registered investment adviser); Vice President, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.), Invesco Investment Services, Inc. (formerly known as Invesco Aim Investment Services, Inc.) and Van Kampen Investor Services Inc.

Formerly:  Senior Vice President and Chief Compliance Officer, Invesco Advisers, Inc. and Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.); Chief Compliance Officer, Invesco Global Asset Management (N.A.), Inc.; Vice President, Invesco Investment Capital Management, Inc. (formerly known as Invesco Aim Capital Management, Inc.) and Fund Management Company
			N/A	N/A

(1) Mr. Flanagan is considered an interested person of the Trust because he is an adviser to the board of directors of Invesco Advisers, Inc., and an officer and a director of Invesco Ltd., the ultimate parent of Invesco Advisers, Inc.

(2) Mr. Taylor is considered an interested person of the Trust because he is an officer and a director of Invesco Advisers, Inc.

(3) Mr. Whalen is considered an interested person of the Trust because he and his firm currently provide legal services as legal counsel to certain Funds in the Invesco Funds.

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Trustee Ownership of Fund Shares

The table below indicates the aggregate dollar range of equity securities of the Funds and of all funds in the Fund Complex owned by each Trustee listed below as of May 28, 2010.

Name of Trustee	Aggregate dollar range of Equity Securities of the Fund owned by Trustee	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in the Invesco Fund Complex(4)
Interested Trustees
Martin L. Flanagan	None	Over $100,000
Philip A. Taylor	None	None
Wayne W. Whalen	None	Over $100,000
Independent Trustees
David C. Arch	None	$50,001-$100,000
Bob R. Baker	None	Over $100,000
Frank S. Bayley	None	Over $100,000
James T. Bunch	None	Over $100,000
Bruce L. Crockett	None	Over $100,000
Rod Dammeyer	None	Over $100,000
Albert R. Dowden	None	Over $100,000
Jack M. Fields	None	Over $100,000
Carl Frischling	None	Over $100,000
Prema Mathai-Davis	None	Over $100,000
Lewis F. Pennock	None	Over $100,000
Larry Soll	None	Over $100,000
Hugo F. Sonnenschein	None	$50,001-$100,000
Raymond Stickel, Jr.	None	Over $100,000

(4) Includes the total amount of compensation deferred by the Trustee at his or her election pursuant to a deferred compensation plan.  Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Invesco Funds.

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Appendix B  PROXY VOTING POLICIES AND PROCEDURES

I.2.           PROXY POLICIES AND PROCEDURES – RETAIL

Applicable to	Retail Accounts
Risk Addressed by Policy	breach of fiduciary duty to client under Investment Advisers Act of 1940 by placing Invesco personal interests ahead of client best economic interests in voting proxies
Relevant Law and Other Sources	Investment Advisers Act of 1940
Last Tested Date
Policy/Procedure Owner	Advisory Compliance
Policy Approver	Fund Board
Approved/Adopted Date	January 1, 2010

B-

The following policies and procedures apply to certain funds and other accounts managed by Invesco Advisers, Inc. ("Invesco").

A.  POLICY STATEMENT

Introduction

Our Belief
The Invesco Funds Boards of Trustees and Invesco’s investment professionals expect a high standard of corporate governance from the companies in our portfolios so that Invesco may fulfill its fiduciary obligation to our fund shareholders and other account holders. Well governed companies are characterized by a primary focus on the interests of shareholders, accountable boards of directors, ample transparency in financial disclosure, performance-driven cultures and appropriate consideration of all stakeholders. Invesco believes well governed companies create greater shareholder wealth over the long term than poorly governed companies, so we endeavor to vote in a manner that increases the value of our investments and fosters good governance within our portfolio companies.

In determining how to vote proxy issues, Invesco considers the probable business consequences of each issue and votes in a manner designed to protect and enhance fund shareholders’ and other account holders’ interests. Our voting decisions are intended to enhance each company’s total shareholder value over Invesco's typical investment horizon.

Proxy voting is an integral part of Invesco’s investment process. We believe that the right to vote proxies should be managed with the same care as all other elements of the investment process. The objective of Invesco’s proxy-voting activity is to promote good governance and advance the economic interests of our clients. At no time will Invesco exercise its voting power to advance its own commercial interests, to pursue a social or political cause that is unrelated to our clients’ economic interests, or to favor a particular client or business relationship to the detriment of others.

B. OPERATING PROCEDURES AND RESPONSIBLE PARTIES

Proxy administration

The Invesco Retail Proxy Committee (the “Proxy Committee”) consists of members representing Invesco's Investments, Legal and Compliance departments. Invesco’s Proxy Voting Guidelines (the “Guidelines”) are revised annually by the Proxy Committee, and are approved by the Invesco Funds Boards of Trustees. The Proxy Committee implements the Guidelines and oversees proxy voting.

The Proxy Committee has retained outside experts to assist with the analysis and voting of proxy issues. In addition to the advice offered by these experts, Invesco uses information gathered from our own research, company managements, Invesco’s portfolio managers and outside shareholder groups to reach our voting decisions.

Generally speaking, Invesco’s investment-research process leads us to invest in companies led by management teams we believe have the ability to conceive and execute strategies to outperform their competitors. We select companies for investment based in large part on our assessment of their management teams’ ability to create shareholder wealth. Therefore, in formulating our proxy-voting decisions, Invesco gives proper consideration to the recommendations of a company’s Board of Directors.

Important principles underlying the Invesco Proxy Voting Guidelines

I.  Accountability
Management teams of companies are accountable to their boards of directors, and directors of publicly held companies are accountable to their shareholders. Invesco endeavors to vote the proxies of its portfolio companies in a manner that will reinforce the notion of a board’s accountability to its

B-

shareholders.  Consequently, Invesco votes against any actions that would impair the rights of shareholders or would reduce shareholders’ influence over the board or over management.

The following are specific voting issues that illustrate how Invesco applies this principle of accountability.

•
Elections of directors. In uncontested director elections for companies that do not have a controlling shareholder, Invesco votes in favor of slates if they are comprised of at least a majority of independent directors and if the boards’ key committees are fully independent. Key committees include the Audit, Compensation and Governance or Nominating Committees. Invesco’s standard of independence excludes directors who, in addition to the directorship, have any material business or family relationships with the companies they serve.

Contested director elections are evaluated on a case-by-case basis and are decided within the context of Invesco’s investment thesis on a company.

•
Director performance. Invesco withholds votes from directors who exhibit a lack of accountability to shareholders, either through their level of attendance at meetings or by enacting egregious corporate-governance or other policies. In cases of material financial restatements, accounting fraud, habitually late filings, adopting shareholder rights plan (“poison pills”) without shareholder approval, or other areas of poor performance, Invesco may withhold votes from some or all of a company’s directors. In situations where directors’ performance is a concern, Invesco may also support shareholder proposals to take corrective actions such as so-called “clawback” provisions.

•
Auditors and Audit Committee members. Invesco believes a company’s Audit Committee has a high degree of responsibility to shareholders in matters of financial disclosure, integrity of the financial statements and effectiveness of a company’s internal controls. Independence, experience and financial expertise are critical elements of a well-functioning Audit Committee. When electing directors who are members of a company’s Audit Committee, or when ratifying a company’s auditors, Invesco considers the past performance of the Committee and holds its members accountable for the quality of the company’s financial statements and reports.

•
Majority standard in director elections. The right to elect directors is the single most important mechanism shareholders have to promote accountability. Invesco supports the nascent effort to reform the U.S. convention of electing directors, and votes in favor of proposals to elect directors by a majority vote.

•
Classified boards. Invesco supports proposals to elect directors annually instead of electing them to staggered multi-year terms because annual elections increase a board’s level of accountability to its shareholders.

•
Supermajority voting requirements. Unless proscribed by law in the state of incorporation, Invesco votes against actions that would impose any supermajority voting requirement, and supports actions to dismantle existing supermajority requirements.

•	Responsiveness. Invesco withholds votes from directors who do not adequately respond to shareholder proposals that were approved by a majority of votes cast the prior year.

•
Cumulative voting. The practice of cumulative voting can enable minority shareholders to have representation on a company’s board. Invesco supports proposals to institute the practice of cumulative voting at companies whose overall corporate-governance standards indicate a particular need to protect the interests of minority shareholders.

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•
Shareholder access. On business matters with potential financial consequences, Invesco votes in favor of proposals that would increase shareholders’ opportunities to express their views to boards of directors, proposals that would lower barriers to shareholder action and proposals to promote the adoption of generally accepted best practices in corporate governance.

II.  Incentives
Invesco believes properly constructed compensation plans that include equity ownership are effective in creating incentives that induce managements and employees of our portfolio companies to create greater shareholder wealth. Invesco supports equity compensation plans that promote the proper alignment of incentives, and votes against plans that are overly dilutive to existing shareholders, plans that contain objectionable structural features, and plans that appear likely to reduce the value of an account’s investment.

Following are specific voting issues that illustrate how Invesco evaluates incentive plans.

•
Executive compensation. Invesco evaluates compensation plans for executives within the context of the company’s performance under the executives’ tenure. Invesco believes independent compensation committees are best positioned to craft executive-compensation plans that are suitable for their company-specific circumstances. We view the election of those independent compensation committee members as the appropriate mechanism for shareholders to express their approval or disapproval of a company’s compensation practices. Therefore, Invesco generally does not support shareholder proposals to limit or eliminate certain forms of executive compensation. In the interest of reinforcing the notion of a compensation committee’s accountability to shareholders, Invesco supports proposals requesting that companies subject each year’s compensation record to an advisory shareholder vote, or so-called “say on pay” proposals.

•
Equity-based compensation plans. When voting to approve or reject equity-based compensation plans, Invesco compares the total estimated cost of the plans, including stock options and restricted stock, against a carefully selected peer group and uses multiple performance metrics that help us determine whether the incentive structures in place are creating genuine shareholder wealth. Regardless of a plan’s estimated cost relative to its peer group, Invesco votes against plans that contain structural features that would impair the alignment of incentives between shareholders and management. Such features include the ability to reprice or reload options without shareholder approval, the ability to issue options below the stock’s current market price, or the ability to automatically replenish shares without shareholder approval.

•
Employee stock-purchase plans. Invesco supports employee stock-purchase plans that are reasonably designed to provide proper incentives to a broad base of employees, provided that the price at which employees may acquire stock is at most a 15 percent discount from the market price.

•
Severance agreements. Invesco generally votes in favor of proposals requiring advisory shareholder ratification of executives’ severance agreements. However, we oppose proposals requiring such agreements to be ratified by shareholders in advance of their adoption.

III.  Capitalization
Examples of management proposals related to a company’s capital structure include authorizing or issuing additional equity capital, repurchasing outstanding stock, or enacting a stock split or reverse stock split. On requests for additional capital stock, Invesco analyzes the company’s stated reasons for the request. Except where the request could adversely affect the fund’s ownership stake or voting rights, Invesco generally supports a board’s decisions on its needs for additional capital stock.

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Some capitalization proposals require a case-by-case analysis within the context of Invesco’s investment thesis on a company. Examples of such proposals include authorizing common or preferred stock with special voting rights, or issuing additional stock in connection with an acquisition.

IV.  Mergers, Acquisitions and Other Corporate Actions
Issuers occasionally require shareholder approval to engage in certain corporate actions such as mergers, acquisitions, name changes, dissolutions, reorganizations, divestitures and reincorporations. Invesco analyzes these proposals within the context of our investment thesis on the company, and determines its vote on a case-by-case basis.

V.  Anti-Takeover Measures
Practices designed to protect a company from unsolicited bids can adversely affect shareholder value and voting rights, and they create conflicts of interests among directors, management and shareholders. Except under special issuer-specific circumstances, Invesco votes to reduce or eliminate such measures. These measures include adopting or renewing “poison pills”, requiring supermajority voting on certain corporate actions, classifying the election of directors instead of electing each director to an annual term, or creating separate classes of common or preferred stock with special voting rights. Invesco generally votes against management proposals to impose these types of measures, and generally votes for shareholder proposals designed to reduce such measures. Invesco supports shareholder proposals directing companies to subject their anti-takeover provisions to a shareholder vote.

VI.  Shareholder Proposals on Corporate Governance
Invesco generally votes for shareholder proposals that are designed to protect shareholder rights if a company’s corporate-governance standards indicate that such additional protections are warranted.

VII.  Shareholder Proposals on Social Responsibility
The potential costs and economic benefits of shareholder proposals seeking to amend a company’s practices for social reasons are difficult to assess. Analyzing the costs and economic benefits of these proposals is highly subjective and does not fit readily within our framework of voting to create greater shareholder wealth over Invesco’s typical investment horizon. Therefore, Invesco abstains from voting on shareholder proposals deemed to be of a purely social, political or moral nature.

VIII.  Routine Business Matters
Routine business matters rarely have a potentially material effect on the economic prospects of fund holdings, so we generally support the board’s discretion on these items. However, Invesco votes against proposals where there is insufficient information to make a decision about the nature of the proposal. Similarly, Invesco votes against proposals to conduct other unidentified business at shareholder meetings.

Summary

These Guidelines provide an important framework for making proxy-voting decisions, and should give fund shareholders and other account holders insight into the factors driving Invesco’s decisions. The Guidelines cannot address all potential proxy issues, however. Decisions on specific issues must be made within the context of these Guidelines and within the context of the investment thesis of the funds and other accounts that own the company’s stock. Where a different investment thesis is held by portfolio managers who may hold stocks in common, Invesco may vote the shares held on a fund-by-fund or account-by-account basis.

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Exceptions

In certain circumstances, Invesco may refrain from voting where the economic cost of voting a company’s proxy exceeds any anticipated benefits of that proxy proposal.

Share-lending programs
One reason that some portion of Invesco’s position in a particular security might not be voted is the securities lending program. When securities are out on loan and earning fees for the lending fund, they are transferred into the borrower’s name. Any proxies during the period of the loan are voted by the borrower. The lending fund would have to terminate the loan to vote the company’s proxy, an action that is not generally in the best economic interest of fund shareholders. However, whenever Invesco determines that the benefit to shareholders or other account holders of voting a particular proxy outweighs the revenue lost by terminating the loan, we recall the securities for the purpose of voting the fund’s full position.

“Share-blocking”
Another example of a situation where Invesco may be unable to vote is in countries where the exercise of voting rights requires the fund to submit to short-term trading restrictions, a practice known as “share-blocking.” Invesco generally refrains from voting proxies in share-blocking countries unless the portfolio manager determines that the benefit to fund shareholders and other account holders of voting a specific proxy outweighs the fund’s or other account’s temporary inability to sell the security.

International constraints
An additional concern that sometimes precludes our voting non-U.S. proxies is our inability to receive proxy materials with enough time and enough information to make a voting decision. In the great majority of instances, however, we are able to vote non-U.S. proxies successfully. It is important to note that Invesco makes voting decisions for non-U.S. issuers using these Guidelines as our framework, but also takes into account the corporate-governance standards, regulatory environment and generally accepted best practices of the local market.

Exceptions to these Guidelines
Invesco retains the flexibility to accommodate company-specific situations where strictly adhering to the Guidelines would lead to a vote that the Proxy Committee deems not to be in the best interest of the funds’ shareholders and other account holders. In these situations, the Proxy Committee will vote the proxy in the manner deemed to be in the best interest of the funds’ shareholders and other account holders, and will promptly inform the funds’ Boards of Trustees of such vote and the circumstances surrounding it.

Resolving potential conflicts of interest

A potential conflict of interest arises when Invesco votes a proxy for an issuer with which it also maintains a material business relationship. Examples could include issuers that are distributors of Invesco’s products, or issuers that employ Invesco to manage portions of their retirement plans or treasury accounts. Invesco reviews each proxy proposal to assess the extent, if any, to which there may be a material conflict between the interests of the fund shareholders or other account holders and Invesco.

Invesco takes reasonable measures to determine whether a potential conflict may exist. A potential conflict is deemed to exist only if one or more of the Proxy Committee members actually knew or should have known of the potential conflict.

If a material potential conflict is deemed to exist, Invesco may resolve the potential conflict in one of the following ways: (1) if the proposal that gives rise to the potential conflict is specifically addressed by the Guidelines, Invesco may vote the proxy in accordance with the predetermined Guidelines;

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(2) Invesco may engage an independent third party to determine how the proxy should be voted; or (3) Invesco may establish an ethical wall or other informational barrier between the persons involved in the potential conflict and the persons making the proxy-voting decision in order to insulate the potential conflict from the decision makers.

Because the Guidelines are pre-determined and crafted to be in the best economic interest of shareholders and other account holders, applying the Guidelines to vote client proxies should, in most instances, adequately resolve any potential conflict of interest. As an additional safeguard against potential conflicts, persons from Invesco’s marketing, distribution and other customer-facing functions are precluded from becoming members of the Proxy Committee.

On a quarterly basis, the Invesco Funds Boards of Trustees review a report from Invesco’s Internal Compliance Controls Committee. The report contains a list of all known material business relationships that Invesco maintains with publicly traded issuers. That list is cross-referenced with the list of proxies voted over the period. If there are any instances where Invesco’s voting pattern on the proxies of its material business partners is inconsistent with its voting pattern on all other issuers, they are brought before the Trustees and explained by the Chairman of the Proxy Committee.

Personal conflicts of interest. If any member of the Proxy Committee has a personal conflict of interest with respect to a company or an issue presented for voting, that Proxy Committee member will inform the Proxy Committee of such conflict and will abstain from voting on that company or issue.

Funds of funds. Some Invesco Funds offering diversified asset allocation within one investment vehicle own shares in other Invesco Funds. A potential conflict of interest could arise if an underlying Invesco Fund has a shareholder meeting with any proxy issues to be voted on, because Invesco’s asset-allocation funds or target-maturity funds may be large shareholders of the underlying fund. In order to avoid any potential for a conflict, the asset-allocation funds and target maturity funds vote their shares in the same proportion as the votes of the external shareholders of the underlying fund.

C. RECORDKEEPING

Records are maintained in accordance with Invesco's Recordkeeping Policy.

Policies and Vote Disclosure

A copy of these Guidelines and the voting record of each Invesco Fund are available on our web site, www.invesco.com. In accordance with Securities and Exchange Commission regulations, all funds file a record of all proxy-voting activity for the prior 12 months ending June 30th. That filing is made on or before August 31st of each year.

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Invesco Asset Management Deutschland GmbH

Invesco Kapitalanlagegesellschaft mbH

Proxy Voting Policy

Version History, Changes:
Version: 1.2:                              Descriptions; Update of Names; Update of Appendix B
Version: 1.1:                              Format; Update of Appendix B
Version: 1.0:                              Initial Version

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GENERAL POLICY

Invesco has responsibility for making investment decisions that are in the best interests of its clients.  As part of the investment management services it provides to clients, Invesco may be authorized by clients to vote proxies appurtenant to the shares for which the clients are beneficial owners.

Invesco believes that it has a duty to manage clients’ assets in the best economic interests of the clients and that the ability to vote proxies is a client asset.

Invesco reserves the right to amend its proxy policies and procedures from time to time without prior notice to its clients.

PROXY VOTING POLICIES

 Voting of Proxies

Invesco will on a fund by fund basis, decide whether it will vote proxies and if so, for which parts of the portfolio it will vote for. If Invesco decides to vote proxies, it will do so in accordance with the procedures set forth below. If the client retains in writing the right to vote or if Invesco determines that any benefit the client might gain from voting a proxy would be outweighed by the costs associated therewith, it will refrain from voting.

 Best Economic Interests of Clients

In voting proxies, Invesco will take into consideration those factors that may affect the value of the security and will vote proxies in a manner in which, in its opinion, is in the best economic interests of clients. Invesco endeavors to resolve any conflicts of interest exclusively in the best economic interests of clients.

 Certain Proxy Votes May Not Be Cast

In some cases, Invesco may determine that it is not in the best economic interests of clients to vote proxies.  For example, proxy voting in certain countries outside the United States requires share blocking.  Shareholders who wish to vote their proxies must deposit their shares 7 to 21 days before the date of the meeting with a designated depositary.  During the blocked period, shares to be voted at the meeting cannot be sold until the meeting has taken place and the shares have been returned to the Custodian/Sub-Custodian bank.  In addition, voting certain international securities may involve unusual costs to clients.  In other cases, it may not be possible to vote certain proxies despite good faith efforts to do so, for instance when inadequate notice of the matter is provided.  In the instance of loan securities, voting of proxies typically requires termination of the loan, so it is not usually in the best economic interests of clients to vote proxies on loaned securities.  Invesco typically will not, but reserves the right to, vote where share blocking restrictions, unusual costs or other barriers to efficient voting apply.  If Invesco does not vote, it would have made the determination that the cost of voting exceeds the expected benefit to the client.

 Risk Metrics Group Services

Invesco has contracted with Risk Metrics Group (“RMG”), previously Institutional Shareholder Services – ISS, an independent third party service provider, to vote Invesco’s clients’ proxies according to RMG’s proxy voting recommendations.  In addition, RMG will provide proxy analyses, vote recommendations, vote execution and record-keeping services for clients for which Invesco has proxy voting responsibility.

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On an annual basis, Invesco will review information obtained from RMG to ascertain whether RMG (i) has the capacity and competency to adequately analyze proxy issues, and (ii) can make such recommendations in an impartial manner and in the best economic interest of Invesco’s clients.  This may include a review of RMG’s Policies, Procedures and Practices Regarding Potential Conflicts of Interests and obtaining information about the work RMG does for corporate issuers and the payments RMG receives from such issuers.

Custodians forward proxy materials for clients who rely on Invesco to vote proxies to RMG. RMG is responsible for exercising the voting rights in accordance with the RMG proxy voting guidelines.  If Invesco receives proxy materials in connection with a client’s account where the client has, in writing, communicated to Invesco that the client, plan fiduciary or other third party has reserved the right to vote proxies, Invesco will forward to the party appointed by client any proxy materials it receives with respect to the account.  In order to avoid voting proxies in circumstances where Invesco, or any of its affiliates have or may have any conflict of interest, real or perceived, Invesco has engaged RMG to provide the proxy analyses, vote recommendations and voting of proxies.

In the event that (i) RMG recuses itself on a proxy voting matter and makes no recommendation or (ii) Invesco decides to override the RMG vote recommendation, the Proxy Voting Committee (PVC) of the Global Quantitative Equities Group and the Compliance Officer will review the issue and direct ISS how to vote the proxies as described below.

 ISS Recusal

When RMG makes no recommendation on a proxy voting issue or is recused due to a conflict of interest, the Proxy Voting Committee (PVC) of the Invesco Global Quantitative Equitites and the Compliance Officer will review the issue and, if Invesco does not have a conflict of interest, direct RMG how to vote the proxies.  In such cases where Invesco has a conflict of interest, Invesco, in its sole discretion, shall either (a) vote the proxies pursuant to RMG’s general proxy voting guidelines, (b) engage an independent third party to provide a vote recommendation, or (c) contact its client(s) for direction as to how to vote the proxies.

Override of RMG Recommendation

There may be occasions where the Invesco investment personnel or senior officers seek to override RMG’s recommendations if they believe that RMG’s recommendations are not in accordance with the best economic interests of clients. In the event that an individual listed above in this section disagrees with an RMG recommendation on a particular voting issue, the individual shall document in writing the reasons that he/she believes that the RMG recommendation is not in accordance with clients’ best economic interests and submit such written documentation to the Proxy Voting Committee (PVC) of the Global Quantitative Equitites Group. Upon review of the documentation and consultation with the individual and others as the PVC deems appropriate, the PVC together with the Compliance Officer may make a determination to override the RMG voting recommendation if they determine that it is in the best economic interests of clients.

 Proxy Voting Records

Clients may obtain information about how Invesco voted proxies on their behalf by contacting their client services representative.  Alternatively, clients may make a written request for proxy voting information.

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CONFLICTS OF INTEREST

 Procedures to Address Conflicts of Interest and Improper Influence

In order to avoid voting proxies in circumstances where Invesco or any of its affiliates have or may have any conflict of interest, real or perceived, Invesco has contracted with RMG to provide proxy analyses, vote recommendations and voting of proxies.  Unless noted otherwise by RMG, each vote recommendation provided by RMG to Invesco includes a representation from RMG that RMG faces no conflict of interest with respect to the vote.  In instances where RMG has recused itself and makes no recommendation on a particular matter or if an override submission is requested, the Proxy Voting Committee (PVC) of the Global Quantitative Equitites Group together with the Compliance Officer shall determine how the proxy is to be voted and instruct accordingly in which case the conflict of interest provisions discussed below shall apply.

In effecting the policy of voting proxies in the best economic interests of clients, there may be occasions where the voting of such proxies may present a real or perceived conflict of interest between Invesco, as the investment manager, and clients.

For each director, officer and employee of Invesco (“Invesco person”), the interests of Invesco’s clients must come first, ahead of the interest of Invesco and any person within the Invesco organization, which includes Invesco’s affiliates.

Accordingly, each Invesco person must not put “personal benefit,” whether tangible or intangible, before the interests of clients of Invesco or otherwise take advantage of the relationship to Invesco’s clients.  “Personal benefit” includes any intended benefit for oneself or any other individual, company, group or organization of any kind whatsoever, except a benefit for a client of Invesco, as appropriate.  It is imperative that each of Invesco’s directors, officers and employees avoid any situation that might compromise, or call into question, the exercise of fully independent judgment in the interests of Invesco’s clients.

Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest.  A conflict of interest may also exist if Invesco has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote.  An Invesco person shall not be considered to have a conflict of interest if the Invesco person did not know of the conflict of interest and did not attempt to influence the outcome of a proxy vote. Any individual with actual knowledge of a conflict of interest relating to a particular referral item shall disclose that conflict to the Compliance Officer.

The following are examples of situations where a conflict may exist:

▪	Business Relationships – where Invesco manages money for a company or an employee group, manages pension assets or is actively soliciting any such business, or leases office space from a company;

▪
Personal Relationships – where a Invesco person has a personal relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships; and

▪
Familial Relationships – where an Invesco person has a known familial relationship relating to a company (e.g. a spouse or other relative who serves as a director of a public company or is employed by the company).

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In the event that Invesco (or an affiliate) manages assets for a company, its pension plan, or related entity and where clients’ funds are invested in that company’s shares, it will not take into consideration this relationship and will vote proxies in that company solely in the best economic interest of its clients.

It is the responsibility of the Invesco person to report any real or potential conflict of interest of which such individual has actual knowledge to the Compliance Officer, who shall present any such information to the Head of Continental Europe Compliance. However, once a particular conflict has been reported to the Compliance Officer, this requirement shall be deemed satisfied with respect to all individuals with knowledge of such conflict.

In addition, any Invesco person who submits an RMG override recommendation to the Proxy Voting Committee (PVC) of the Global Quantitative Equitites Group shall certify as to their compliance with this policy concurrently with the submission of their override recommendation. A form of such certification is attached as Appendix A hereto.

In addition, the Proxy Voting Committee (PVC) of the Global Quantitative Equities Group must notify Invesco’s Compliance Officer with impunity and without fear of retribution or retaliation, of any direct, indirect or perceived improper influence made by anyone within Invesco or by an affiliated company’s representatives with regard to how Invesco should vote proxies.  The Compliance Officer will investigate the allegations and will report his or her findings to the Invesco Risk Management Committee and to the Head of Continental Europe Compliance.  In the event that it is determined that improper influence was made, the Risk Management Committee will determine the appropriate action to take which may include, but is not limited to,

(1) notifying the affiliated company’s Chief Executive Officer, its Management Committee or Board of Directors,

(2) taking remedial action, if necessary, to correct the result of any improper influence where clients have been harmed, or

(3) notifying the appropriate regulatory agencies of the improper influence and to fully cooperate with these regulatory agencies as required.  In all cases, the Proxy Voting Committee (PVC) of the Global Quantitative Equities Group together with the Compliance Officer shall not take into consideration the improper influence in determining how to vote proxies and will vote proxies solely in the best economic interest of clients.

RMG PROXY VOTING GUIDELINES

A copy of RMG’s Proxy Voting Guidelines Summary in effect as of the revised date set forth on the title page of this Proxy Voting Policy, which can be found at http://www.riskmetrics.com/policy.

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INVESCO PERPETUAL
POLICY ON CORPORATE GOVERNANCE
(Updated February 2008)

1.           Introduction

Invesco Perpetual (IP), the trading name of Invesco Asset Management Limited, has adopted a clear and considered policy towards its responsibility as a shareholder.  As part of this policy, IP will take steps to satisfy itself about the extent to which the companies in which it invests comply with local recommendations and practices, such as the UK Combined Code issued by the Committee on Corporate Governance and/or the U.S. Department of Labor Interpretive Bulletins.

2.           Responsible Voting

IP has a responsibility to optimise returns to its clients.  As a core part of the investment process, Fund Managers will endeavour to establish a dialogue with management to promote company decision making that is in the best interests of shareholders, and is in accordance with good Corporate Governance principles.

IP considers that shareholder activism is fundamental to good Corporate Governance.  Whilst this does not entail intervening in daily management decisions, it does involve supporting general standards for corporate activity and, where necessary, taking the initiative to ensure those standards are met.

One important means of putting shareholder responsibility into practice is via the exercising of voting rights. In deciding whether to vote shares, IP will take into account such factors as the likely impact of voting on management activity, and where expressed, the preference of clients.  As a result of these two factors, IP will tend to vote on all UK and European shares, but to vote on a more selective basis on other shares. (See Appendix I – Voting on non-UK/European shares)

IP considers that the voting rights attached to its clients’ investments should be actively managed with the same duty of care as that applied to all other aspects of asset administration.  As such, voting rights will be exercised on an informed and independent basis, and will not simply be passed back to the company concerned for discretionary voting by the Chairman. In doing this, IP will have in mind three objectives:

i)  To protect the rights of its clients
ii) To minimise the risk of financial or business impropriety within the companies in which its clients are invested, and
iii) To protect the long-term value of its clients’ investments.

It is important to note that, when exercising voting rights, a third option of abstention can also be used as a means of expressing dissatisfaction, or lack of support, to a Board on a particular issue.  Additionally, in the event of a conflict of interest arising between IP and its clients over a specific issue, IP will either abstain or seek instruction from each client.

IP will exercise actively the voting rights represented by the shares it manages on behalf of its investors.

Note: Share Blocking

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Generally, IP will not vote where this results in shares being blocked from trading for a period of more than a few hours.  IP considers that it is not in the interest of clients that their shares are blocked at a potentially sensitive time, such as that around a shareholder meeting.

3.           Voting Procedures

IP will endeavour to keep under regular review with trustees, depositaries and custodians the practical arrangements for circulating company resolutions and notices of meetings and for exercising votes in accordance with standing or special instructions.

IP will endeavour to review regularly any standing or special instructions on voting and where possible, discuss with company representatives any significant issues.

IP will take into account the implications of stock lending arrangements where this is relevant (that is, when stock is lent to the extent permitted by local regulations, the voting rights attaching to that stock pass to the borrower). If a stock is on loan and therefore cannot be voted, it will not necessarily be recalled in instances where we would vote with management. Individual IP Fund Managers enter securities lending arrangements at their own discretion and where they believe it is for the potential benefit of their investors.

4.           Dialogue with Companies

IP will endeavour, where practicable in accordance with its investment processes, to enter into a dialogue with companies based on the mutual understanding of objectives. This dialogue is likely to include regular meetings with company representatives to explore any concerns about corporate governance where these may impact on the best interests of clients. In discussion with Company Boards and senior non-Executive Directors, IP will endeavour to cover any matters with particular relevance to shareholder value.

Specifically when considering resolutions put to shareholders, IP will pay attention to the companies’ compliance with the relevant local requirements.  In addition, when analysing the company’s prospects for future profitability and hence returns to shareholders, IP will take many variables into account, including but not limited to, the following:

❑	Nomination and audit committees
❑	Remuneration committee and directors’ remuneration
❑	Board balance and structure
❑	Financial reporting principles
❑	Internal control system and annual review of its effectiveness
❑	Dividend and Capital Management policies

5.           Non-Routine Resolutions and Other Topics

These will be considered on a case-by-case basis and where proposals are put to the vote will require proper explanation and justification by (in most instances) the Board.   Examples of such would be all SRI issues (i.e. those with social, environmental or ethical connotations), political donations, and any proposal raised by a shareholder or body of shareholders (typically a pressure group).
Apart from the three fundamental voting objectives set out under ‘Responsible Voting’ above, considerations that IP might apply to non-routine proposals will include:

i) The degree to which the company’s stated position on the issue could affect its reputation and/or sales, or leave it vulnerable to boycott or selective purchasing
ii) What other companies have done in response to the issue
iii) Whether implementation would achieve the objectives sought in the proposal

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iv) Whether the matter is best left to the Board’s discretion.

6.	Evaluation of Companies’ Corporate Governance Arrangements

IP will, when evaluating companies’ governance arrangements, particularly those relating to board structure and composition, give due weight to all relevant factors drawn to their attention.

7.	Disclosure

On request from clients, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians provided that
(i)	in IP's discretion, to do so does not conflict with the best interests of other clients and
(ii)	it is understood that IP will not be held accountable for the expression of views within such voting instructions and
(iii)
IP are not giving any assurance nor undertaking any obligation to ensure that such instructions resulted in any votes actually being cast.  Records of voting instructions within the immediate preceding 3 months will not normally be provided.

Note:   The record of votes will reflect the voting instruction of the relevant Fund Manager.  This may not be the same as votes actually cast as IP is entirely reliant on third parties complying promptly with such instructions to ensure that such votes are cast correctly. Accordingly, the provision of information relating to an instruction does not mean that a vote was actually cast, just that an instruction was given in accordance with a particular view taken.

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Appendix I

Voting on non-UK/European shares

When deciding whether to exercise the voting rights attached to its clients’ non-UK/European shares, IP will take into consideration a number of factors.  These will include:

-	the likely impact of voting on management activity, versus the cost to the client
-	the portfolio management restrictions (e.g. share blocking) that may result from voting
-	the preferences, where expressed, of clients

Generally, IP will vote on non-UK/European shares by exception only, except where the client or local regulator expressly requires voting on all shares.

Share Blocking

Generally, IP will not vote where this results in shares being blocked from trading for a period of more than a few hours.  IP considers that it is not in the interest of clients that their shares are blocked at a potentially sensitive time, such as that around a shareholder meeting.

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Proxy policy applies to the following:
Invesco Asset Management (Japan) Limited

(Quick Translation)

Internal Rules on Proxy Voting Execution

  (Purpose)

Article 1
INVESCO Asset Management (Japan) Limited (referred to as "INVESCO" thereafter) assumes a fiduciary responsibility to vote proxies in the best interest of its trustors and beneficiaries.  In addition, INVESCO acknowledges its responsibility as a fiduciary to vote proxies prudently and solely for the purpose of maximizing the economic values of trustors (investors) and beneficiaries.  So that it may fulfill these fiduciary responsibilities to trustors (investors) and beneficiaries, INVESCO has adopted and implemented these internal rules reasonably designed to ensure that the business operations of the company to invest are appropriately conducted in the best interest of shareholders and are always monitored by the shareholders.

(Proxy Voting Policy)
Article 2
INVESCO exercises the voting right in the best interest of its trustors and beneficiaries not in the interests of the third parties.  The interests of trustors and beneficiaries are defined as the increase of the value of the enterprise or the expansion of the economic value of the shareholders or to protect these values from the impairment.

(Voting Exercise Structure)
Article 3
Please refer to the Article 2 of Proxy Voting basic Policy as per attached.

(Proxy Voting Guidelines)
Article 4
Please refer to Proxy Voting Guidelines (Attachment 2).

(Proxy Voting Process)
Article 5
1.           Domestic Equities
☐
Notification on the shareholder meeting will be delivered to Operations from trustee banks which will be in turn forwarded to the person in charge of equities investment.  The instruction shall be handled by Operations.

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☐	The person in charge of equities investment scrutinizes the subjects according to the "Screening Standard" and forward them to the proxy voting committee ("Committee").
☐	In case of asking for the outside counsel, to forward our proxy voting guidelines ("Guidelines") to them beforehand and obtain their advice.
☐	In either case of 2 or 3, the person in charge shall make proposal to the Committee to ask for their "For", "Against", "Abstention", etc.
☐	The Committee scrutinizes the respective subjects and approves/disapproves with the quorum of two thirds according to the Guidelines.
☐
In case where as to the subject which the Committee judges as inappropriate according to the Guidelines and/or the subject which cannot obtain the quorum, the Committee will be held again to discus the subject.

2.	Foreign Equities
☐	As to the voting exercise of the foreign equities, we shall consider the manners and customs of the foreign countries as well as the costs.
☐	As to the voting process, the above process of the domestic equities shall be accordingly adjusted and applied.
(Disclosure of Information)
Article 6
In case of the request from the customers, we can disclose the content.

(Voting Record)
Article 7
☐    The Committee preserves the record of Attachment 1 for one year.
☐ The administration office is the Investment Division which shall preserve all the related documents of this voting process.
☐ Operations which handle the instruction shall preserve the instruction documents for 10 years after the termination of the ITM funds or the termination of the investment advisory contracts.

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   Voting Screening Criteria & Decision Making Documents(Attachment 1)

Company Name :	Year Month

  Screening Criteria / Quantitative Criteria (consolidated or (single))

	Yes	No
Consecutive unprofitable settlements for the past 3 years
Consecutive Non-dividend payments for the past 3 years
Operational loss for the most recent fiscal year
Negative net assets for the most recent fiscal year
Less than 10% or more than 100% of the dividend ratios for the most recent fiscal year

  Screening Criteria/Qualitative Criteria

	Yes	No
Substantial breach of the laws/anti-social activities for the past one year
If Yes, describe the content of the breach of the law/anti-social activities:
Others, especially, any impairment of the value of the shareholders for the past one year
If Yes, describe the content of the impairment of the value of shareholders:

  Others

	Yes	No
External Auditor's report with the limited auditor's opinion
Shareholder's proposal

Person in charge of equities investment	Initial	Signature

•	If all No No objection to the agenda of the shareholders' meeting

•	If one or more Yes (Person in charge of equities investment shall fill out the blanks below and forward to the Committee)
Proposal on Voting Execution
Reason for judgment
Chairman	For	Against	Initial	Signature
Member	For	Against	Initial	Signature
Member	For	Against	Initial	Signature
Member	For	Against	Initial	Signature
Member	For	Against	Initial	Signature
Member	For	Against	Initial	Signature

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Proxy Voting Guidelines (Attachment 2)

1.	Purport of Guidelines
Pursuant to Article 2 of Proxy Voting Policy and Procedure, INVESCO has adopted and implemented the following guidelines and hereby scrutinizes and decides the subjects one by one in light of the guidelines.

2.	Guidelines
(1)	General Subjects

1)	Any violation of laws and anti-social activities
•	To scrutinize and judge respectively the substantial impact over the company's business operations by the above subjects or the impairment of the shareholders' economic value.

2)	Inappropriate disclosure which impairs the interests of shareholders
•	To scrutinize and judge respectively the potential impairment of the shareholder's economic value.

3)	Enough Business Improvement Efforts
•	Although the continuous extremely unprofitable and the extremely bad performance, the management is in short of business improvement efforts.
•	To scrutinize and judge respectively the cases.
(2)	Subjects on Financial Statements

1)	Interest Appropriation Plan
☐ Interest Appropriation Plan (Dividends)
•	To basically approve unless the extremely overpayment or minimum payment of the dividends.
☐ Interest Appropriation Plan (Bonus payment to corporate officers)
•
To basically agree but in case where the extremely unprofitable, for example, the consecutive unprofitable and no dividend payments or it is apparent of the impairment of the shareholder's value, to request to decrease the amount or no bonus payment.

               ☐To basically disagree to the interest appropriation of income if no dividend payments but to pay the bonus to the corporate officers without prior assessment.

2)	Loss Disposal Plan
●	To scrutinize and judge respectively.

(3) Amendments to Articles of Incorporation, etc.

1)	Company Name Change/Address Change, etc.

2)	Change of Purpose/Method of Public Announcement

3)	Change of Business Operations, etc.

4)	Change of Stipulations on Shareholders/Shareholders Meeting

5)	Change of Stipulations on Directors/Board of Directors/Statutory Auditors
•	To basically approve however, in case of the possibility of the limitation to the shareholders' rights, to judge respectively.

(4) Subjects on Corporate Organization

1)	Composition of Board of Directors Meeting, etc.
•	To basically approve the introduction of "Committee Installation Company" or "Substantial Asset Control Institution".
•
To basically approve the introduction of the corporate officer institution.  In this regard, however, to basically disapprove that in case where all directors are concurrent with those committee members and the institutions.  In case of the

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above introduction, to basically disapprove to the decrease of the board members or adjustment of the remuneration.

2)	Appointment of Directors
•
To basically disagree in case where the increase of the board members which is deemed to be overstaffed and no explanatory comments on the increase.  In this case, 21 or more board members respectively make the decision.

•
To basically disagree the re-appointment of the existing directors in case where the consecutive unprofitable settlement for the past 3 years and the consecutive 3 year no dividend payments, or the consecutive decrease in the net profits for the past 5 years.

•
To basically disagree the re-appointment of the existing directors in case where the scandal of the breach of the laws and the anti-social activities occurred and caused the substantial impact over the business operations during his/her assignment.

3)	Appointment of Outside Directors
•	To basically agree after the confirmation of its independency based on the information obtained from the possible data sources.
•	To basically disagree the decrease in number.
•	To basically disagree the job concurrence of the competitors' CEO, COO, CFO or concurrence of the outside directors of 4 or more companies.
•	To basically disagree in case of no-independence of the company.
•	To basically disagree the extension of the board of directors' term.

4)	Appointment of Statutory Auditors
•	To basically disagree the appointment of the candidate who is appointed as a director and a statutory auditor by turns.
•
To basically disagree the re-appointment of the existing directors in case where the scandal of the breach of the laws and the anti-social activities occurred and caused the substantial impact over the business operations during his/her assignment.

5)	Appointment of Outside Statutory Auditors
•	To basically disagree in case where the outside statutory auditor is not actually the outside auditor (the officer or employee of the parent company, etc.).
•	To basically disagree in case where the reason of the decrease in the number is not clearly described.
•	To basically agree in case where the introduction of the "Statutory Auditor Appointment Committee" which includes plural outside statutory auditors.

(5) Officer Remuneration/Officer Retirement Allowances

1)	Officer Remuneration
•
To basically disagree the amendment of the officer remuneration (unless the decrease in amount or no payment) in case where the consecutive unprofitable settlements for the past 3 years and the consecutive 3 year no dividend payments, or the consecutive decrease in the net profits for the past 5 years.

•
To basically disagree and scrutinize respectively in case where no sufficient explanation of the substantial increase (10% or more per head), or no decrease of the remuneration amount if the number of the officers decrease.

2)	Officer Retirement Allowance
•	To basically approve.
•	To basically disapprove in case where the payment of the allowance to the outside statutory auditors and the outside directors.
•	To basically disapprove in case where the officer resigned or retired during his/her assignment due to the scandal of the breach of the laws and the anti-social activities.

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•
To basically disagree in case where the consecutive unprofitable settlements for the past 3 years and the consecutive 3 year no dividend payments, or the consecutive decrease in the net profits for the past 5 years.

(6) Capital Policy/Business Policy

1)	Acquisition of Own shares
•	To basically approve.
•
To basically approve the disposition of the own shares if the disposition ratio of less than 10% of the total issued shares and the shareholders' equities.  In case of 10% or more, respectively scrutinize.

2)	Capital Reduction
•	To basically disagree in case where the future growth of the business might be substantially decreased.

3)	Increase of the authorized capital
•	To basically disagree in case of the substantial increase of the authorized capital taking into consideration the dilution of the voting right (10% or more) and incentive.

4)	Granting of the stock options to Directors, Statutory Auditors and Employees
•	To basically approve.
•
To basically disagree in case where the substantial dilution of the value of the stocks (the potential dilution ration is to increase 5% of the total issued stock number) will occur and accordingly decrease of the shareholders' interests.

•	To basically disagree in case where the exercise price is deviated by 10% or more from the market value as of the fiscal year-end.
•	To basically disagree the decrease of the exercise price (re-pricing).
o	To basically disagree in case where the exercise term remains less than 1 year.
o	To basically disagree in case the scope of the option granted objectives (counterparties) is not so closely connected with the better performance.

5)	Mergers and Acquisitions
•	To basically disagree in case where the terms and conditions are not advantageous and there is no assessment base by the third party.
•	To basically disagree in case where the content of the mergers and acquisitions can not be deemed to be reasonable in comparison with the business strategy.

6)	Business Transfer/Acceptance
•	To basically disagree in cases where the content of the mergers and acquisitions can not be deemed to be reasonable and extremely unprofitable in comparison with the business strategy.

7)	Capital Increase by the allocation to the third parties
●      To basically analyze on a case by case basis.
●	Provided, however, that to basically approve in case where the companies under the financial difficulties executes as the restructuring of the business.
(7) Others

1)	Appointment of Accountant
•	To basically approve.
•	To basically disapprove on suspicion of its independency.
•	To scrutinize the subjects in case where the decline of the re-appointment due to the conflict of the audit policy.

2)	Shareholders' proposal
•	To basically analyze on a case by case basis.
The basic judgment criterion is the contribution to the increase of the shareholders' value.  However, to basically disapprove in case where to maneuver as a method to resolve the specific social and political problems.

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Proxy policy applies to the following:
Invesco Australia Limited

Proxy Voting Policy

  Introduction

Invesco recognises its fiduciary obligation to act in the best interests of all clients, be they superannuation trustees, institutional clients, unit-holders in managed investment schemes or personal investors.  One way Invesco represents its clients in matters of corporate governance is through the proxy voting process.

This policy sets out Invesco Australia’s approach to proxy voting in the context of portfolio management, client service responsibilities and corporate governance principles.

This policy applies to;

•	all Australian based and managed funds and mandates, in accordance with IFSA Standard No.13.00 October 2004, clause 9.1 and footnote #3.

This policy does not apply;

•	where investment management of an international fund has been delegated to an overseas Invesco company, proxy voting will rest with that delegated manager.

In order to facilitate its proxy voting process and to avoid conflicts of interest where these may arise, Invesco may retain a professional proxy voting service to assist with in-depth proxy research, vote recommendations, vote execution, and the necessary record keeping.

  Guiding Principles

The objective of Invesco’s Proxy Voting Policy is to promote the economic interests of its clients.  At no time will Invesco use the shareholding powers exercised in respect of its clients' investments to advance its own commercial interests, to pursue a social or political cause that is unrelated to clients' economic interests, or to favour a particular client or other relationship to the detriment of others.

The involvement of Invesco as an institutional shareholder will not extend to interference in the proper exercise of Board or management responsibilities, or impede the ability of companies to take the calculated commercial risks which are essential means of adding value for shareholders.

The primary aim of the policy is to encourage a culture of performance among investee companies, rather than one of mere conformance with a prescriptive set of rules and constraints.

Invesco considers that proxy voting rights are an important power, which if exercised diligently can enhance client returns, and should be managed with the same care as any other asset managed on behalf of its clients.

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Invesco may choose not to vote on a particular issue if this results in shares being blocked from trading for a period of more than 4 hours; it may not be in the interest of clients if the liquidity of investment holdings is diminished at a potentially sensitive time, such as that around a shareholder meeting.

  Proxy Voting Authority

  Authority Overview

An important dimension of Invesco's approach to corporate governance is the exercise of proxy voting authority at the Annual General Meetings or other decision-making forums of companies in which we manage investments on behalf of clients.

Proxy voting policy follows two streams, each defining where discretion to exercise voting power should rest - with Invesco as the investment manager (including its ability to outsource the function), or with individual mandate clients.

Under the first alternative, Invesco’s role would be both to make voting decisions, for pooled funds and on individual mandate clients’ behalf, and to implement those decisions.

Under the second alternative, where IM clients retain voting control, Invesco has no role to play other than administering voting decisions under instructions from our clients on a cost recovery basis.

  Individually-Managed Clients

IM clients may elect to retain voting authority or delegate this authority to Invesco.  If delegated, Invesco will employ either ISS or ASCI guidelines (selected at inception by the client) but at all times Invesco Investment Managers will retain the ability to override any decisions in the interests of the client.  Alternate overlays and ad hoc intervention will not be allowed without Board approval.

In cases where voting authority is delegated by an individually-managed client, Invesco recognises its responsibility to be accountable for the decisions it makes.

Some individually-managed clients may wish to retain voting authority for themselves, or to place conditions on the circumstances in which it can be exercised by investment managers(5).

The choice of this directive will occur at inception or at major review events only.  Individually managed clients will not be allowed to move on an ad hoc basis between delegating control to the funds manager and full direct control.

  Pooled Fund Clients

The funds manager is required to act solely in the collective interests of unit holders at large rather than as a direct agent or delegate of each unit holder.  The legal relationship that exists means it is not possible for the manager to accept instructions from a particular pooled fund client as to how to exercise proxy voting authority in a particular instance.

Invesco’s accountability to pooled fund clients in exercising its fiduciary responsibilities is best addressed as part of the manager's broader client relationship and reporting responsibilities.

In considering proxy voting issues arising in respect of pooled fund shareholdings, Invesco will act solely in accordance with its fiduciary responsibility to take account of the collective interests of unit holders in the pooled fund as a whole.

All proxy voting decisions may be delegated to an outsourced provider, but Invesco investment managers will retain the ability to override these decisions in the interests of fund unit holders.

  Key Proxy Voting Issues

  Issues Overview

Invesco will consider voting requirements on all issues at all company meetings directly or via an outsourced provider.  We will generally not announce our voting intentions and the reasons behind them.

  Portfolio Management Issues

Invesco does not consider it feasible or desirable to prescribe in advance comprehensive guidelines as to how it will exercise proxy voting authority in all circumstances.   The primary aim of Invesco’s approach to corporate governance is to encourage a culture of performance among the companies in which we invest in order to add value to our clients' portfolios, rather than one of mere conformance with a prescriptive set of rules and constraints.

As a general rule, Invesco will vote against any actions that will reduce the rights or options of shareholders, reduce shareholder influence over the board of directors and management, reduce the alignment of interests between management and shareholders, or reduce the value of shareholders’ investments, unless balanced by reasonable increase in net worth of the shareholding.

Where appropriate, Invesco will also use voting powers to influence companies to adopt generally accepted best corporate governance practices in areas such as board composition, disclosure policies and the other areas of recommended corporate governance practice.

Administrative constraints are highlighted by the fact that many issues on which shareholders are in practice asked to vote are routine matters relating to the ongoing administration of the company - eg. approval of financial accounts or housekeeping amendments to Articles of Association.  Generally in such cases, Invesco will be in favour of the motion as most companies take seriously their duties and are acting in the best interests of shareholders.  However, reasonable consideration of issues and the actual casting of a vote on all such resolutions would entail an unreasonable administrative workload and cost.

(5)In practice, it is believed that this option is generally only likely to arise with relatively large clients such as trustees of major superannuation funds or statutory corporations that have the resources to develop their own policies and to supervise their implementation by investment managers and custodians.  In particular, clients who have multiple equity managers and utilise a master custody arrangement may be more likely to consider retaining voting authority in order to ensure consistency of approach across their total portfolio.  Such arrangements will be costed into administration services at inception.

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For this reason, Invesco may outsource all or part of the proxy voting function at the expense of individual funds.  Invesco believes that an important consideration in the framing of a proxy voting policy is the need to avoid unduly diverting resources from our primary responsibilities to add value to our clients' investments through portfolio management and client service.

  Internal Proxy Voting Procedure

In situations where an override decision is required to be made or where the outsourced provider has recused itself from a vote recommendation, the responsible Investment Manager will have the final say as to how a vote will be cast.

In the event that a voting decision is considered not to be in the best interests of a particular client or where a vote is not able to be cast, a meeting may be convened at any time to determine voting intentions. The meeting will be made up of at least three of the following:

Chief Executive Officer;

Head of Operations & Finance;

Head of either Legal or Compliance; and

Relevant Investment Manager(s).

  Client Reporting

Invesco will keep records of its proxy voting activities, directly or through outsourced reporting.

Upon client election, Invesco will report quarterly or annually to the client on proxy voting activities for investments owned by the client.

A record will be kept of the voting decision in each case by Invesco or its outsourced provider.  Invesco will disclose on an annual basis, a summary of its proxy voting statistics on its website as required by IFSA standard No. 13 – Proxy Voting.

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Invesco Hong Kong Limited

PROXY VOTING POLICY

8 April 2004

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Introduction	2
1. Guiding Principles	3
2. Proxy Voting Authority	4
3. Key Proxy Voting Issues	7
4. Internal Administration and Decision-Making Process	10
5. Client Reporting	12

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INTRODUCTION

This policy sets out Invesco’s approach to proxy voting in the context of our broader portfolio management and client service responsibilities.  It applies to Asia related equity portfolios managed by Invesco on behalf of individually-managed clients and pooled fund clients

Invesco’s proxy voting policy is expected to evolve over time to cater for changing circumstances or unforeseen events.

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1. GUIDING PRINCIPLES

1.1
Invesco recognises its fiduciary obligation to act in the best interests of all clients, be they retirement scheme trustees, institutional clients, unitholders in pooled investment vehicles or personal investors.  The application of due care and skill in exercising shareholder responsibilities is a key aspect of this fiduciary obligation.

1.2
The sole objective of Invesco’s proxy voting policy is to promote the economic interests of its clients.  At no time will Invesco use the shareholding powers exercised in respect of its clients' investments to advance its own commercial interests, to pursue a social or political cause that is unrelated to clients' economic interests, or to favour a particular client or other relationship to the detriment of others.

1.3
Invesco also recognises the broader chain of accountability that exists in the proper governance of corporations, and the extent and limitations of the shareholder's role in that process.  In particular, it is recognised that company management should ordinarily be presumed to be best placed to conduct the commercial affairs of the enterprise concerned, with prime accountability to the enterprise’s Board of Directors which is in turn accountable to shareholders and to external regulators and exchanges.  The involvement of Invesco as an institutional shareholder will not extend to interference in the proper exercise of Board or management responsibilities, or impede the ability of companies to take the calculated commercial risks which are essential means of adding value for shareholders.

1.4
The primary aim of the policy is to encourage a culture of performance among investee companies, rather than one of mere conformance with a prescriptive set of rules and constraints.  Rigid adherence to a checklist approach to corporate governance issues is of itself unlikely to promote the maximum economic performance of companies, or to cater for circumstances in which non-compliance with a checklist is appropriate or unavoidable.

1.5	Invesco considers that proxy voting rights are an asset which should be managed with the same care as any other asset managed on behalf of its clients.

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2. PROXY VOTING AUTHORITY

2.1
An important dimension of Invesco's approach to corporate governance is the exercise of proxy voting authority at the Annual General Meetings or other decision-making forums of companies in which we manage investments on behalf of clients.

2.2
An initial issue to consider in framing a proxy voting policy is the question of where discretion to exercise voting power should rest - with Invesco as the investment manager, or with each individual client?  Under the first alternative, Invesco’s role would be both to make voting decisions on clients’ behalf and to implement those decisions.  Under the second alternative, Invesco would either have no role to play, or its role would be limited solely to implementing voting decisions under instructions from our clients.

2.3
In addressing this issue, it is necessary to distinguish the different legal structures and fiduciary relationships which exist as between individually-managed clients, who hold investments directly on their own accounts, and pooled fund clients, whose investments are held indirectly under a trust structure.

2.4	Individually-Managed Clients
2.4.1
As a matter of general policy, Invesco believes that unless a client’s mandate gives specific instructions to the contrary, discretion to exercise votes should normally rest with the investment manager, provided that the discretion is always exercised in the client's interests alone.

2.4.2
The reason for this position is that Invesco believes that, with its dedicated research resources and ongoing monitoring of companies, an investment manager is usually better placed to identify issues upon which a vote is necessary or desirable.  We believe it is also more practical that voting discretion rests with the party that has the authority to buy and sell shares, which is essentially what investment managers have been engaged to do on behalf of their clients.

2.4.3
In cases where voting authority is delegated by an individually-managed client, Invesco recognises its responsibility to be accountable for the decisions it makes. If a client requires, an appropriate reporting mechanism will be put in place.

2.4.4
While it is envisaged that the above arrangements will be acceptable in the majority of cases, it is recognised that some individually-managed clients will wish to retain voting authority for themselves, or to place conditions on the circumstances in which it can be exercised by investment managers. In practice, it is believed that this option is generally only likely to arise with relatively large clients such as trustees of major superannuation funds or statutory corporations which have the resources to develop their own policies and to supervise their implementation by investment managers and custodians.  In particular, clients who have multiple equity managers and utilise a master custody arrangement may be more likely to consider retaining voting authority in order to ensure consistency of approach across their total portfolio.

2.4.5
In any event, whatever decision is taken as to where voting authority should lie, Invesco believes that the matter should be explicitly covered by the terms of the investment management agreement and clearly understood by the respective parties.

2.4.6	Accordingly, Invesco will pursue the following policies with respect to the exercise of proxy voting authority for individually-managed clients:

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PROXY VOTING AUTHORITY

Individually-Managed Clients

Unless an individually-managed client wishes to retain proxy voting authority, Invesco will assume proxy voting authority by way of delegation from the client, provided that the allocation of proxy voting responsibility is clearly set out in the investment management agreement.

In the case of clients who wish to place special conditions on the delegation of proxy voting powers, Invesco will endeavour to accommodate those clients’ requirements as far as practicable, subject to any administrative obstacles or additional costs that might arise in implementing the conditions.

2.5	Pooled Fund Clients
2.5.1
The legal relationship between an investment manager and its pooled fund clients is different in a number of important respects from that applying to individually-managed clients.  These differences have a bearing on how proxy voting authority is exercised on behalf of pooled fund clients.

2.5.2
These legal relationships essentially mean that the manager is required to act solely in the collective interests of unitholders at large rather than as a direct agent or delegate of each unitholder.  On the issue of proxy voting, as with all other aspects of our client relationships, Invesco will naturally continue to be receptive to any  views and concerns raised by its pooled fund clients.  However, the legal relationship that exists means it is not possible for the manager to accept instructions from a particular pooled fund client as to how to exercise proxy voting authority in a particular instance.

2.5.3
As in the case of individually-managed clients who delegate their proxy voting authority, Invesco’s accountability to pooled fund clients in exercising its fiduciary responsibilities is best addressed as part of the manager's broader client relationship and reporting responsibilities.

2.5.4	Accordingly, Invesco will pursue the following policies with respect to the exercise of proxy voting authority for pooled fund clients:

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PROXY VOTING AUTHORITY

Pooled Fund Clients

In considering proxy voting issues arising in respect of pooled fund shareholdings, Invesco will act solely in accordance with its fiduciary responsibility to take account of the collective interests of unitholders in the pooled fund as a whole.

Invesco cannot accept instructions from individual unitholders as to the exercise of proxy voting authority in a particular instance.

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3. KEY PROXY VOTING ISSUES

3.1	This section outlines Invesco’s intended approach in cases where proxy voting authority is being exercised on clients’ behalf.

3.2	Invesco will vote on all material issues at all company meetings where it has the voting authority and responsibility to do so. We will not announce our voting intentions and the reasons behind them.

3.3
Invesco applies two underlying principles.  First, our interpretation of 'material voting issues' is confined to those issues which affect the value of shares we hold on behalf of clients and the rights of shareholders to an equal voice in influencing the affairs of companies in proportion to their shareholdings.  We do not consider it appropriate to use shareholder powers for reasons other than the pursuit of these economic interests.  Second, we believe that a critical factor in the development of an optimal corporate governance policy is the need to avoid unduly diverting resources from our primary responsibilities to add value to our clients' portfolios through investment performance and client service.

3.4
In order to expand upon these principles, Invesco believes it is necessary to consider the role of proxy voting policy in the context of broader portfolio management and administrative issues which apply to our investment management business as a whole.  These are discussed as follows.

3.5	Portfolio Management Issues - Active Equity Portfolios
3.5.1
While recognising in general terms that issues concerning corporate governance practices can have a significant bearing on the financial performance of companies, the primary criterion for the selection and retention of a particular stock in active equity portfolios remains our judgment that the stock will deliver superior investment performance for our clients, based on our investment themes and market analysis.

3.5.2
In view of these dynamics, Invesco does not consider it feasible or desirable to prescribe in advance comprehensive guidelines as to how it will exercise proxy voting authority in all circumstances.   The primary aim of Invesco’s approach to corporate governance is to encourage a culture of performance among the companies in which we manage investments in order to add value to our clients' portfolios, rather than one of mere conformance with a prescriptive set of rules and constraints.

3.5.3
Nevertheless, Invesco has identified a limited range of issues upon which it will always exercise proxy voting authority - either to register disapproval of management proposals or to demonstrate support for company initiatives through positive use of voting powers.  These issues are outlined as follows:

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KEY VOTING ISSUES

Major Corporate Proposals
Invesco will always vote on the following issues arising in company General Meetings where it has the authority to do so on behalf of clients.

ä     contentious issues (eg. issues of perceived national interest, or where there has been extensive press coverage or public comment);
ä     approval of changes of substantial shareholdings;
ä     mergers or schemes of arrangement; and
ä     approval of major asset sales or purchases.

As a general rule, Invesco will vote against any actions that will reduce the rights or options of shareholders, reduce shareholder influence over the board of directors and management, reduce the alignment of interests between management and shareholders, or reduce the value of shareholders’ investments, unless balanced by reasonable increase in net worth of the shareholding.

Where appropriate, Invesco will also use voting powers to influence companies to adopt generally accepted best corporate governance practices in areas such as board composition, disclosure policies and the other areas of recommended corporate governance practice.

Invesco’s approach to significant proxy voting issues which fall outside these areas will be addressed on their merits.

3.6	Administrative Issues
3.6.1
In addition to the portfolio management issues outlined above, Invesco's proxy voting policy also takes account of administrative and cost implications, together with the size of our holdings as compared to the issue size, involved in the exercise of proxy voting authority on our clients’ behalf.

3.6.2
There are practical constraints to the implementation of proxy voting decisions.  Proxy voting is a highly seasonal activity, with most company Annual General Meetings being collapsed into a few months, with short deadlines for the distribution and return of notice papers, multiple resolutions from multiple companies being considered simultaneously, and under a legal system which is essentially dependent upon paper-based communication and record-keeping.

3.6.3
In addition, for  investment managers such as Invesco who do not invest as principals and who consequently do not appear directly on the share registers of companies, all of these communications are channelled through external custodians, among whom there is in turn a considerable variation in the nature and quality of systems to deal with the flow of information.

3.6.4
While Invesco has the systems in place to efficiently implement proxy voting decisions when required, it can be seen that administrative and cost considerations by necessity play an important role in the application of a responsible proxy voting policy.  This is particularly so bearing in mind the extremely limited time period within which voting decisions must often be made and implemented (which can in practice be as little as a few days).  This factor also explains why Invesco resists any suggestion that there should be compulsory proxy voting on all issues, as in

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our view this would only increase the costs to be borne by our clients with very little practical improvement in corporate performance in most cases.

3.6.5
These administrative constraints are further highlighted by the fact that many issues on which shareholders are in practice asked to vote are routine matters relating to the ongoing administration of the company - eg. approval of financial accounts or housekeeping amendments to Articles of Association.  Generally in such cases, we will be in favour of the motion as most companies take seriously their duties and are acting in the best interests of shareholders.  However, the actual casting of a "yes" vote on all such resolutions in our view would entail an unreasonable administrative workload and cost.

3.6.6
Accordingly, Invesco believes that an important consideration in the framing of a proxy voting policy is the need to avoid unduly diverting resources from our primary responsibilities to add value to our clients' investments through portfolio management and client service.  The policies outlined below have been prepared on this basis.

KEY PROXY VOTING ISSUES

Administrative Constraints

In view of the administrative constraints and costs involved in the exercise of proxy voting powers, Invesco may (depending on circumstances) not exercise its voting right unless its clients’ portfolios in aggregate represent a significant proportion of the shareholdings of the company in question.

A significant proportion in this context means 5% or more of the market capitalisation of the company.

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4. INTERNAL ADMINISTRATION & DECISION-MAKING PROCESS

4.1	The following diagram illustrates the procedures adopted by Invesco for the administration of proxy voting:

4.2
As shown by the diagram, a central administrative role is performed by our Settlement Team, located within the Client Administration section.  The initial role of the Settlement Team is to receive company notice papers via the range of custodians who hold shares on behalf of our clients, to ascertain which client portfolios hold the stock, and to initiate the decision-making process by distributing the company notice papers to the Primary Investment Manager responsible for the company in question.

4.3
A voting decision on each company resolution (whether a yes or no vote, or a recommended abstention) is made by the Primary Investment Manager responsible for the company in question.  Invesco believes that this approach is preferable to the appointment of a committee with responsibility for handling voting issues across all companies, as it takes advantage of the expertise of individuals whose professional lives are occupied by analysing particular companies and sectors, and who are familiar with the issues facing particular companies through their regular company visits.

4.4
Moreover, the Primary Equity Manager has overall responsibility for the relevant market and this ensures that similar issues which arise in different companies are handled in a consistent way across the relevant market.

4.5
The voting decision is then documented and passed back to the Settlement Team, who issue the voting instructions to each custodian in advance of the closing date for receipt of proxies by the company.  At the same time, the Settlement Team logs all proxy voting activities for record keeping or client reporting purposes.

4.6
A key task in administering the overall process is the capture and dissemination of data from companies and custodians within a time frame that makes exercising votes feasible in practice.  This applies particularly during the company Annual General Meeting "season", when there are typically a large number of proxy voting issues under consideration simultaneously.  Invesco has no control over the former dependency and Invesco’s ability to influence a custodian’s service levels are limited in the case of individually-managed clients, where the custodian is answerable to the client.

4.7	The following policy commitments are implicit in these administrative and decision-making processes:

INTERNAL ADMINISTRATION AND DECISION-MAKING PROCESS

Invesco will consider all resolutions put forward in the Annual General Meetings or other decision-making forums of all companies in which investments are held on behalf of clients, where it has the authority to exercise voting powers.   This consideration will occur in the context of our policy on Key Voting Issues outlined in Section 3.

The voting decision will be made by the Primary Investment Manager responsible for the market in question.

A written record will be kept of the voting decision in each case, and in case of an opposing vote, the reason/comment for the decision.

Voting instructions will be issued to custodians as far as practicable in advance of the deadline for receipt of proxies by the company.  Invesco will monitor the efficiency with which custodians implement voting instructions on clients' behalf.

Invesco’s ability to exercise proxy voting authority is dependent on timely receipt of notification from the relevant custodians.

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5. CLIENT REPORTING

5.1	Invesco will keep records of its proxy voting activities.

5.2	Upon client request, Invesco will regularly report back to the client on proxy voting activities for investments owned by the client.

5.2
The following points summarise Invesco’s policy commitments on the reporting of proxy voting activities to clients (other than in cases where specific forms of client reporting are specified in the client's mandate):

CLIENT REPORTING

Where proxy voting authority is being exercised on a client's behalf, a statistical summary of voting activity will be provided on request as part of the client's regular quarterly report.

Invesco will provide more detailed information on particular proxy voting issues in response to requests from clients wherever possible.

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Proxy Policy applies to the following:
Invesco Institutional division of Invesco Advisers, Inc.
Invesco Senior Secured Management, Inc.

I.1.           PROXY POLICIES AND PROCEDURES – INSTITUTIONAL

Applicable to	Institutional Accounts
Risk Addressed by Policy	breach of fiduciary duty to client under Investment Advisers Act of 1940 by placing Invesco personal interests ahead of client best economic interests in voting proxies
Relevant Law and Other Sources	Investment Advisers Act of 1940
Last Tested Date
Policy/Procedure Owner	Advisory Compliance, Proxy Committee
Policy Approver	Invesco Risk Management Committee
Approved/Adopted Date	January 1, 2010

 The following policies and procedures apply to all institutional accounts, clients and funds managed by Invesco Advisers, Inc. (“Invesco”).  These policies and procedures do not apply to any of the retail funds managed by Invesco.  See Section I.2 for the proxy policies and procedures applicable to Invesco's retail funds.

 A. POLICY STATEMENT

Invesco has responsibility for making investment decisions that are in the best interests of its clients.  As part of the investment management services it provides to clients, Invesco may be authorized by clients to vote proxies appurtenant to the shares for which the clients are beneficial owners.

Invesco believes that it has a duty to manage clients’ assets in the best economic interests of its clients and that the ability to vote proxies is a client asset.

Invesco reserves the right to amend its proxy policies and procedures from time to time without prior notice to its clients.

 Voting of Proxies

Invesco will vote client proxies relating to equity securities in accordance with the procedures set forth below unless a non-ERISA client retains in writing the right to vote, the named fiduciary (e.g., the plan sponsor) of an ERISA

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client retains in writing the right to direct the plan trustee or a third party to vote proxies, or Invesco determines that any benefit the client might gain from voting a proxy would be outweighed by the costs associated therewith.  In addition, due to the distinct nature of proxy voting for interests in fixed income assets and stable value wrap agreements, the proxies for such fixed income assets and stable value wrap agreements will be voted in accordance with the procedures set forth in the “Proxy Voting for Fixed Income Assets and Stable Value Wrap Agreements” section below.

 Best Economic Interests of Clients

In voting proxies, Invesco will take into consideration those factors that may affect the value of the security and will vote proxies in a manner in which, in its opinion, is in the best economic interests of clients.  Invesco endeavors to resolve any conflicts of interest exclusively in the best economic interests of clients.

 B. OPERATING PROCEDURES AND RESPONSIBLE PARTIES

 RiskMetrics’ Services

Invesco has contracted with RiskMetrics Group (“RiskMetrics,” formerly known as ISS), an independent third party service provider, to vote Invesco’s clients’ proxies according to RiskMetrics’ proxy voting recommendations determined by RiskMetrics pursuant to its then-current US Proxy Voting Guidelines, a summary of which can be found at http://www.riskmetrics.com and which are deemed to be incorporated herein.  In addition, RiskMetrics will provide proxy analyses, vote recommendations, vote execution and record-keeping services for clients for which Invesco has proxy voting responsibility.  On an annual basis, the Proxy Committee will review information obtained from RiskMetrics to ascertain whether RiskMetrics (i) has the capacity and competency to adequately analyze proxy issues, and (ii) can make such recommendations in an impartial manner and in the best economic interests of Invesco’s clients.  This may include a review of RiskMetrics’ Policies, Procedures and Practices Regarding Potential Conflicts of Interest and obtaining information about the work RiskMetrics does for corporate issuers and the payments RiskMetrics receives from such issuers.

Custodians forward to RiskMetrics proxy materials for clients who rely on Invesco to vote proxies.  RiskMetrics is responsible for exercising the voting rights in accordance with the RiskMetrics proxy voting guidelines.  If Invesco receives proxy materials in connection with a client’s account where the client has, in writing, communicated to Invesco that the client, plan fiduciary or other third party has reserved the right to vote proxies, Invesco will forward to the party appointed by client any proxy materials it receives with respect to the account.  In order to avoid voting proxies in circumstances where Invesco, or any of its affiliates have or may have any conflict of interest, real or perceived, Invesco has engaged RiskMetrics to provide the proxy analyses, vote recommendations and voting of proxies.

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In the event that (i) RiskMetrics recuses itself on a proxy voting matter and makes no recommendation or (ii) Invesco decides to override the RiskMetrics vote recommendation, the Proxy Committee will review the issue and direct RiskMetrics how to vote the proxies as described below.

 Proxy Voting for Fixed Income Assets and Stable Value Wrap Agreements

Some of Invesco’s fixed income clients hold interests in preferred stock of companies and some of Invesco’s stable value clients are parties to wrap agreements.  From time to time, companies that have issued preferred stock or that are parties to wrap agreements request that Invesco’s clients vote proxies on particular matters.  RiskMetrics does not currently provide proxy analysis or vote recommendations with respect to such proxy votes.  Therefore, when a particular matter arises in this category, the investment team responsible for the particular mandate will review the matter and make a recommendation to the Proxy Manager as to how to vote the associated proxy.  The Proxy Manager will complete the proxy ballots and send the ballots to the persons or entities identified in the ballots.

 Proxy Committee

The Proxy Committee shall have seven (7) members, which shall include representatives from portfolio management, operations, and legal/compliance or other functional departments as deemed appropriate and who are knowledgeable regarding the proxy process.  A majority of the members of the Proxy Committee shall constitute a quorum and the Proxy Committee shall act by a majority vote of those members in attendance at a meeting called for the purpose of determining how to vote a particular proxy.  The Proxy Committee shall keep minutes of its meetings that shall be kept with the proxy voting records of Invesco.  The Proxy Committee will appoint a Proxy Manager to manage the proxy voting process, which includes the voting of proxies and the maintenance of appropriate records.

The Proxy Manager shall call for a meeting of the Proxy Committee (1) when override submissions are made; and (2) in instances when RiskMetrics has recused itself or has not provided a vote recommendation with respect to an equity security.  At such meeting, the Proxy Committee shall determine how proxies are to be voted in accordance with the factors set forth in the section entitled “Best Economic Interests of Clients,” above.

The Proxy Committee also is responsible for monitoring adherence to these procedures and engaging in the annual review described in the section entitled “RiskMetrics’ Services,” above.

 Recusal by RiskMetrics or Failure of RiskMetrics to Make a Recommendation

When RiskMetrics does not make a recommendation on a proxy voting issue or recuses itself due to a conflict of interest, the Proxy Committee will review the issue and determine whether Invesco has a material conflict of interest as determined

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pursuant to the policies and procedures outlined in the “Conflicts of Interest” section below.  If Invesco determines it does not have a material conflict of interest, Invesco will direct RiskMetrics how to vote the proxies.  If Invesco determines it does have a material conflict of interest, the Proxy Committee will follow the policies and procedures set forth in such section.

 Override of RiskMetrics’ Recommendation

There may be occasions where Invesco investment personnel, senior officers or a member of the Proxy Committee seek to override a RiskMetrics recommendation if they believe that a RiskMetrics recommendation is not in accordance with the best economic interests of clients.  In the event that an individual listed above in this section disagrees with a RiskMetrics recommendation on a particular voting issue, the individual shall document in writing the reasons that he/she believes that the RiskMetrics recommendation is not in accordance with clients’ best economic interests and submit such written documentation to the Proxy Manager for consideration by the Proxy Committee along with the certification attached as Appendix A hereto.  Upon review of the documentation and consultation with the individual and others as the Proxy Committee deems appropriate, the Proxy Committee may make a determination to override the RiskMetrics voting recommendation if the Committee determines that it is in the best economic interests of clients and the Committee has addressed any conflict of interest.

 Proxy Committee Meetings

When a Proxy Committee Meeting is called, whether because of a RiskMetrics recusal or request for override of a RiskMetrics recommendation, the Proxy Committee shall request from the Chief Compliance Officer as to whether any Invesco person has reported a conflict of interest.

The Proxy Committee shall review the report from the Chief Compliance Officer to determine whether a real or perceived conflict of interest exists, and the minutes of the Proxy Committee shall:

(1)	describe any real or perceived conflict of interest,

(2)	determine whether such real or perceived conflict of interest is material,

(3)	discuss any procedure used to address such conflict of interest,

(4)	report any contacts from outside parties (other than routine communications from proxy solicitors), and

(5)	include confirmation that the recommendation as to how the proxies are to be voted is in the best economic interests of clients and was made without regard to any conflict of interest.

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Based on the above review and determinations, the Proxy Committee will direct RiskMetrics how to vote the proxies as provided herein.

 Certain Proxy Votes May Not Be Cast

In some cases, Invesco may determine that it is not in the best economic interests of clients to vote proxies.  For example, proxy voting in certain countries outside the United States requires share blocking.  Shareholders who wish to vote their proxies must deposit their shares 7 to 21 days before the date of the meeting with a designated depositary.  During the blocked period, shares to be voted at the meeting cannot be sold until the meeting has taken place and the shares have been returned to the Custodian/Sub-Custodian bank.  In addition, voting certain international securities may involve unusual costs to clients, some of which may be related to requirements of having a representative in person attend the proxy meeting.  In other cases, it may not be possible to vote certain proxies despite good faith efforts to do so, for instance when inadequate notice of the matter is provided.  In the instance of loan securities, voting of proxies typically requires termination of the loan, so it is not usually in the best economic interests of clients to vote proxies on loaned securities.  Invesco typically will not, but reserves the right to, vote where share blocking restrictions, unusual costs or other barriers to efficient voting apply.  Invesco will not vote if it determines that the cost of voting exceeds the expected benefit to the client.  The Proxy Manager shall record the reason for any proxy not being voted, which record shall be kept with the proxy voting records of Invesco.

CONFLICTS OF INTEREST

 Procedures to Address Conflicts of Interest and Improper Influence

In order to avoid voting proxies in circumstances where Invesco or any of its affiliates have or may have any conflict of interest, real or perceived, Invesco has contracted with RiskMetrics to provide proxy analyses, vote recommendations and voting of proxies.  Unless noted otherwise by RiskMetrics, each vote recommendation provided by RiskMetrics to Invesco shall include a representation from RiskMetrics that RiskMetrics has no conflict of interest with respect to the vote.  In instances where RiskMetrics has recused itself or makes no recommendation on a particular matter, or if an override submission is requested, the Proxy Committee shall determine how to vote the proxy and instruct the Proxy Manager accordingly, in which case the conflict of interest provisions discussed below shall apply.

In effecting the policy of voting proxies in the best economic interests of clients, there may be occasions where the voting of such proxies may present a real or perceived conflict of interest between Invesco, as the investment manager, and Invesco’s clients.  For each director, officer and employee of Invesco (“Invesco person”), the interests of Invesco’s clients must come first, ahead of the interest of Invesco and any Invesco person, including Invesco’s affiliates.

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Accordingly, no Invesco person may put “personal benefit,” whether tangible or intangible, before the interests of clients of Invesco or otherwise take advantage of the relationship with Invesco’s clients.  “Personal benefit” includes any intended benefit for oneself or any other individual, company, group or organization of any kind whatsoever, except a benefit for a client of Invesco, as appropriate.  It is imperative that each Invesco person avoid any situation that might compromise, or call into question, the exercise of fully independent judgment that is in the interests of Invesco’s clients.

Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest.  A conflict of interest may exist if Invesco has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote.  Additional examples of situations where a conflict may exist include:

▪	Business Relationships – where Invesco manages money for a company or an employee group, manages pension assets or is actively soliciting any such business, or leases office space from a company;

▪
Personal Relationships – where an Invesco person has a personal relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships; and

▪
Familial Relationships – where an Invesco person has a known familial relationship relating to a company (e.g. a spouse or other relative who serves as a director of a public company or is employed by the company).

In the event that the Proxy Committee determines that Invesco (or an affiliate) has a material conflict of interest, the Proxy Committee will not take into consideration the relationship giving rise to the conflict of interest and  shall, in its sole discretion, either (a) decide to vote the proxies pursuant to RiskMetrics’ general proxy voting guidelines, (b) engage an independent third party to provide a vote recommendation, or (c) contact Invesco’s client(s) for direction as to how to vote the proxies.

In the event an Invesco person has a conflict of interest and has knowledge of such conflict of interest, it is the responsibility of such Invesco person to disclose the conflict to the Chief Compliance Officer.  When a Proxy Committee meeting is called, the Chief Compliance Officer will report to the Proxy Committee all real or potential conflicts of interest for the Proxy Committee to review and determine whether such conflict is material.  If the Proxy Committee determines that such conflict is material and involves a person involved in the proxy voting process, the Proxy Committee may require such person to recuse himself or herself from participating in the discussions regarding the proxy vote item and from casting a vote regarding how Invesco should vote such proxy.

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An Invesco person will not be considered to have a material conflict of interest if the Invesco person did not know of the conflict of interest and did not attempt to influence the outcome of a proxy vote.

In order to ensure compliance with these procedures, the Proxy Manager and each member of the Proxy Committee shall certify annually as to their compliance with this policy.  In addition, any Invesco person who submits a RiskMetrics override recommendation to the Proxy Committee shall certify as to their compliance with this policy concurrently with the submission of their override recommendation.  A form of such certification is attached as Appendix A.

In addition, members of the Proxy Committee must notify Invesco’s Chief Compliance Officer, with impunity and without fear of retribution or retaliation, of any direct, indirect or perceived improper influence exerted by any Invesco person or by an affiliated company’s representatives with regard to how Invesco should vote proxies.  The Chief Compliance Officer will investigate the allegations and will report his or her findings to the Invesco Risk Management Committee.  In the event that it is determined that improper influence was exerted, the Risk Management Committee will determine the appropriate action to take, which actions may include, but are not limited to, (1) notifying the affiliated company’s Chief Executive Officer, its Management Committee or Board of Directors, (2) taking remedial action, if necessary, to correct the result of any improper influence where clients have been harmed, or (3) notifying the appropriate regulatory agencies of the improper influence and cooperating fully with these regulatory agencies as required.  In all cases, the Proxy Committee shall not take into consideration the improper influence in determining how to vote proxies and will vote proxies solely in the best economic interests of clients.

C. RECORDKEEPING

Records are maintained in accordance with Invesco's Recordkeeping Policy.

 Proxy Voting Records

The proxy voting statements and records will be maintained by the Proxy Manager on-site (or accessible via an electronic storage site of RiskMetrics) for the first two (2) years.  Copies of the proxy voting statements and records will be maintained for an additional five (5) years by Invesco (or will be accessible via an electronic storage site of RiskMetrics).  Clients may obtain information about how Invesco voted proxies on their behalf by contacting their client services representative.  Alternatively, clients may make a written request for proxy voting information to: Proxy Manager, 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

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APPENDIX A

ACKNOWLEDGEMENT AND CERTIFICATION

I acknowledge that I have read the Invesco Proxy Voting Policy (a copy of which has been supplied to me, which I will retain for future reference) and agree to comply in all respects with the terms and provisions thereof.  I have disclosed or reported all real or potential conflicts of interest to the Invesco Chief Compliance Officer and will continue to do so as matters arise.  I have complied with all provisions of this Policy.

_____________________Print Name
_____________________Date	_____________________Signature

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B6.           Proxy Voting

Policy Number: B-6          Effective Date: May 1, 2001        Revision Date: December 2009

1.  Purpose and Background

 In its trusteeship and management of mutual funds, Invesco Trimark acts as fiduciary to the unitholders and must act in their best interests.

2.  Application

 Invesco Trimark will make every effort to exercise all voting rights with respect to securities held in the funds that it manages in Canada or to which it provides sub-advisory services, including a fund registered under and governed by the US Investment Company Act of 1940, as amended (the “US Funds”) (collectively, the “Funds”). Proxies for the funds distributed by Invesco Trimark and managed by an affiliate or a third party (a “Sub-Advisor”) will be voted in accordance with the Sub-Advisor’s policy, unless the sub-advisory agreement provides otherwise.

 Invesco Trimark’s portfolio managers have responsibility for exercising all proxy votes and in doing so, for acting in the best interest of the Fund.  Portfolio managers must vote proxies in accordance with the Invesco Trimark Proxy Voting Guidelines (the Guidelines), as amended from time to time, a copy of which is attached to this policy.

 When a proxy is voted against the recommendation of the publicly traded company’s Board, the portfolio manager or designate will provide to the Chief Investment Officer (“CIO”) the reasons in writing for any vote in opposition to management’s recommendation.

 Invesco Trimark may delegate to a third party the responsibility to vote proxies on behalf of all or certain Funds, in accordance with the Guidelines.

3.  Proxy Administration, Records Management and Data Retention

3.1  Proxy Administration

 Invesco Trimark has a dedicated proxy team within the Investment Operations and Support department (“Proxy Team”). This team is responsible for managing all proxy voting materials.  The Proxy Team endeavours to ensure that all proxies and notices are received from all issuers on a timely basis.

 Proxy voting circulars for all companies are received electronically through an external service provider.  Circulars for North American companies and ADRs are generally also received in paper format.

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 Once a circular is received, the Proxy Team verifies that all shares and Funds affected are correctly listed. The Proxy Team then gives a copy of the proxy ballot to each affected portfolio manager and maintains a tracking list to ensure that all proxies are voted within the prescribed deadlines.

 Once voting information has been received from the portfolio managers, voting instructions are sent electronically to the service provider who then forwards the instructions to the appropriate proxy voting agent or transfer agent.

3.2  Records Management and Data Retention

 Invesco Trimark will maintain for all Funds a record of all proxies received, a record of votes cast and a copy of the reasons for voting against management.  In addition, for the US Funds Invesco Trimark will maintain a copy of any document created by Invesco Trimark that was material to making a decision how to vote proxies on behalf of a U.S. Fund and that memorializes the basis of that decision.

 The external proxy service provider retains on behalf of Invesco Trimark electronic records of the votes cast and agrees to provide Invesco Trimark with a copy of proxy records promptly upon request.  The service provider must make all documents available to Invesco Trimark for a period of 7 years.

 In the event that Invesco Trimark ceases to use an external service provider, all documents would be maintained and preserved in an easily accessible place i) for a period of 2 years where Invesco Trimark carries on business in Canada and ii) for a period of 5 years thereafter at the same location or at any other location.

4.  Reporting

 The CIO will report on proxy voting to the Fund Boards on an annual basis with respect to all funds managed in Canada or distributed by Invesco Trimark and managed by a Sub-Advisor.  The CIO will report on proxy voting to the Board of Directors of the US Funds as required from time to time.

 In accordance with National Instrument 81-106 (NI 81-106), proxy voting records for all Canadian mutual funds for years ending June 30th are posted on Invesco Trimark’s website no later than August 31st of each year.

 The Invesco Trimark Compliance department (Compliance department) will review the proxy voting records posted on Invesco Trimark’s website on an annual basis to confirm that the records are posted by the August 31st deadline under NI 81-106.  A summary of the review will be maintained and preserved by the Compliance department in an easily accessible place i) for a period of 2 years where Invesco Trimark carries on business in Canada and ii) for a period of 5 years thereafter at the same location or at any other location.

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 INVESCO TRIMARK

PROXY VOTING GUIDELINES

 Purpose

 The purpose of this document is to describe Invesco Trimark’s general guidelines for voting proxies received from companies held in Invesco Trimark’s Toronto-based funds.  Proxy voting for the funds managed on behalf of Invesco Trimark on a sub-advised basis (i.e. by other Invesco business units or on a third party basis) are subject to the proxy voting policies & procedures of those other entities.  As part of its regular due diligence, Invesco Trimark will review the proxy voting policies & procedures of any new sub-advisors to ensure that they are appropriate in the circumstances.

 Introduction

 Invesco Trimark has the fiduciary obligation to ensure that the long-term economic best interest of unitholders is the key consideration when voting proxies of portfolio companies.

 The default is to vote with the recommendation of the publicly traded company’s Board.

 As a general rule, Invesco Trimark shall vote against any actions that would:

•	reduce the rights or options of shareholders,

•	reduce shareholder influence over the board of directors and management,

•	reduce the alignment of interests between management and shareholders, or

•	reduce the value of shareholders' investments.

 At the same time, since Invesco Trimark’s  Toronto-based portfolio managers follow an investment discipline that includes investing in companies that are believed to have strong management teams, the portfolio managers will generally support the management of companies in which they invest, and will accord proper weight to the positions of a company’s board of directors.  Therefore, in most circumstances, votes will be cast in accordance with the recommendations of the company's board of directors.

 While Invesco Trimark’s proxy voting guidelines are stated below, the portfolio managers will take into consideration all relevant facts and circumstances (including country specific considerations), and retain the right to vote proxies as deemed appropriate.

 These guidelines may be amended from time to time.

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 Conflicts of Interest

 When voting proxies, Invesco Trimark’s portfolio managers assess whether there are material conflicts of interest between Invesco Trimark’s interests and those of unitholders.  A potential conflict of interest situation may include where Invesco Trimark or an affiliate manages assets for, provides other financial services to, or otherwise has a material business relationship with, a company whose management is soliciting proxies, and failure to vote in favour of management of the company may harm Invesco Trimark’s relationship with the company.  In all situations, the portfolio managers will not take Invesco Trimark’s relationship with the company into account, and will vote the proxies in the best interest of the unitholders.  To the extent that a portfolio manager has any personal conflict of interest with respect to a company or an issue presented, that portfolio manager should abstain from voting on that company or issue.  Portfolio managers are required to report to the CIO any such conflicts of interest and/or attempts by outside parties to improperly influence the voting process.  The CIO will report any conflicts of interest to the Trading Committee and the Independent Review Committee on an annual basis.

I.  BOARDS OF DIRECTORS

 We believe that a board that has at least a majority of independent directors is integral to good corporate governance.  Unless there are restrictions specific to a company’s home jurisdiction, key board committees, including audit and compensation committees, should be completely independent.

 Voting on Director Nominees in Uncontested Elections

 Votes in an uncontested election of directors are evaluated on a case-by-case basis, considering factors that may include:

•	Long-term company performance relative to a market index,

•	Composition of the board and key board committees,

•	Nominee’s attendance at board meetings,

•	Nominee’s time commitments as a result of serving on other company boards,

•	Nominee’s investments in the company,

•	Whether the chairman is also serving as CEO, and

•	Whether a retired CEO sits on the board.

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 Voting on Director Nominees in Contested Elections

 Votes in a contested election of directors are evaluated on a case-by-case basis, considering factors that may include:

•	Long-term financial performance of the target company relative to its industry,

•	Management’s track record,

•	Background to the proxy contest,

•	Qualifications of director nominees (both slates),

•	Evaluation of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met, and

•	Stock ownership positions.

 Majority Threshold Voting for Director Elections

 We will generally vote for proposals that require directors to be elected with an affirmative majority of votes cast unless the relevant portfolio manager believes that the company has adopted formal corporate governance principles that present a meaningful alternative to the majority voting standard and provide an adequate and timely response to both new nominees as well as incumbent nominees who fail to receive a majority of votes cast.

 Separating Chairman and CEO

 Shareholder proposals to separate the chairman and CEO positions should be evaluated on a case-by-case basis.

 While we generally support these proposals, some companies have governance structures in place that can satisfactorily counterbalance a combined position.  Voting decisions will take into account factors such as:

•	Designated lead director, appointed from the ranks of the independent board members with clearly delineated duties;

•	Majority of independent directors;

•	All-independent key committees;

•	Committee chairpersons nominated by the independent directors;

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•	CEO performance is reviewed annually by a committee of outside directors; and

•	Established governance guidelines.

 Majority of Independent Directors

 While we generally support shareholder proposals asking that a majority of directors be independent, each proposal should be evaluated on a case-by-case basis.

 We generally vote for shareholder proposals that request that the board’s audit, compensation, and/or nominating committees be composed exclusively of independent directors.

 Stock Ownership Requirements

 We believe that individual directors should be appropriately compensated and motivated to act in the best interests of shareholders.  Share ownership by directors better aligns their interests with those of other shareholders.  Therefore, we believe that meaningful share ownership by directors is in the best interest of the company.

 We generally vote for proposals that require a certain percentage of a director’s compensation to be in the form of common stock.

 Size of Boards of Directors

 We believe that the number of directors is important to ensuring the board’s effectiveness in maximizing long-term shareholder value.  The board must be large enough to allow it to adequately discharge its responsibilities, without being so large that it becomes cumbersome.

 While we will prefer a board of no fewer than 5 and no more than 16 members, each situation will be considered on a case-by-case basis taking into consideration the specific company circumstances.

 Classified or Staggered Boards

 In a classified or staggered board, directors are typically elected in two or more “classes”, serving terms greater than one year.

 We prefer the annual election of all directors and will generally not support proposals that provide for staggered terms for board members.  We recognize that there may be jurisdictions where staggered terms for board members is common practice and, in such situations, we will review the proposals on a case-by-case basis.

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 Director Indemnification and Liability Protection

 We recognize that many individuals may be reluctant to serve as corporate directors if they were to be personally liable for all lawsuits and legal costs.  As a result, limitations on directors’ liability can benefit the corporation and its shareholders by helping to attract and retain qualified directors while providing recourse to shareholders on areas of misconduct by directors.

 We generally vote for proposals that limit directors’ liability and provide indemnification as long as the arrangements are limited to the director acting honestly and in good faith with a view to the best interests of the corporation and, in criminal matters, are limited to the director having reasonable grounds for believing the conduct was lawful.

II.  AUDITORS

 A strong audit process is a requirement for good corporate governance.  A significant aspect of the audit process is a strong relationship with a knowledgeable and independent set of auditors.

 Ratification of Auditors

 We believe a company should limit its relationship with its auditors to the audit engagement, and certain closely related activities that do not, in the aggregate, raise an appearance of impaired independence.

 We generally vote for the reappointment of the company’s auditors unless:

•	It is not clear that the auditors will be able to fulfill their function;

•	There is reason to believe the auditors have rendered an opinion that is neither accurate nor indicative of the company’s financial position; or

•	The auditors have a significant professional or personal relationship with the issuer that compromises their independence.

 Disclosure of Audit vs. Non-Audit Fees

 Understanding the fees earned by the auditors is important for assessing auditor independence.  Our support for the re-appointment of the auditors will take into consideration whether the management information circular contains adequate disclosure about the amount and nature of audit vs. non-audit fees.

 There may be certain jurisdictions that do not currently require disclosure of audit vs. non-audit fees.  In these circumstances, we will generally support proposals that call for this disclosure.

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III.  COMPENSATION PROGRAMS

 Appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of long-term shareholders and the interests of management, employees and directors.  Plans should not substantially dilute shareholders’ ownership interests in the company, provide participants with excessive awards or have objectionable structural features.  We will consider each compensation plan in its entirety (including all incentives, awards and other compensation) to determine if the plan provides the right incentives to managers and directors and is reasonable on the whole.

 While we generally encourage companies to provide more transparent disclosure related to their compensation programs, the following are specific guidelines dealing with some of the more common features of these programs (features not specifically itemized below will be considered on a case-by-case basis taking into consideration the general principles described above):

 Cash Compensation and Severance Packages

 We will generally support the board’s discretion to determine and grant appropriate cash compensation and severance packages.

 Executive Compensation (“say on pay”)

 Proposals requesting that companies subject each year’s compensation record to a non binding advisory shareholder vote, or so-called “say on pay” proposals will be evaluated on a case-by-case basis.

 Equity Based Plans - Dilution

 Equity compensation plans can increase the number of shares of a company and therefore dilute the value of existing shares. While such plans can be an effective compensation tool in moderation, they can be a concern to shareholders and their cost needs to be closely watched. We assess proposed equity compensation plans on a case-by-case basis.

 Employee Stock Purchase Plans

 We will generally vote for the use of employee stock purchase plans to increase company stock ownership by employees, provided that shares purchased under the plan are acquired for no less than 85% of their market value.  It is recognized that country specific circumstances may exist (e.g. tax issues) that require proposals to be reviewed on a case-by-case basis.

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 Loans to Employees

 We will vote against the corporation making loans to employees to allow employees to pay for stock or stock options.  It is recognized that country specific circumstances may exist that require proposals to be reviewed on a case-by-case basis.

 Stock Option Plans – Board Discretion

 We will vote against stock option plans that give the board broad discretion in setting the terms and conditions of the programs.  Such programs should be submitted with detail and be reasonable in the circumstances regarding their cost, scope, frequency and schedule for exercising the options.

 Stock Option Plans – Inappropriate Features

 We will generally vote against plans that have any of the following structural features:

•	ability to re-price “underwater” options without shareholder approval,

•	ability to issue options with an exercise price below the stock’s current market price,

•	ability to issue “reload” options, or

•	automatic share replenishment (“evergreen”) features.

 Stock Option Plans – Director Eligibility

 While we prefer stock ownership by directors, we will support stock option plans for directors as long as the terms and conditions of director options are clearly defined

 Stock Option Plans - Repricing

 We will vote for proposals to re-price options if there is a value-for-value (rather than a share-for-share) exchange.

 Stock Option Plans - Vesting

 We will vote against stock option plans that are 100% vested when granted.

 Stock Option Plans – Authorized Allocations

 We will generally vote against stock option plans that authorize allocation of 25% or more of the available options to any one individual.

B-

 Stock Option Plans – Change in Control Provisions

 We will vote against stock option plans with change in control provisions that allow option holders to receive more for their options than shareholders would receive for their shares.

IV.  CORPORATE MATTERS

 We will review management proposals relating to changes to capital structure and restructuring on a case-by-case basis, taking into consideration the impact of the changes on corporate governance and shareholder rights, anticipated financial and operating benefits, portfolio manager views, level of dilution, and a company’s industry and performance in terms of shareholder returns.

 Common Stock Authorization

 We will review proposals to increase the number of shares of common stock authorized for issue on a case-by-case basis.

 Dual Class Share Structures

 Dual class share structures involve a second class of common stock with either superior or inferior voting rights to those of another class of stock.

 We will generally vote against proposals to create or extend dual class share structures where classes have different voting rights.

 Stock Splits

 We will vote for proposals to increase common share authorization for a stock split, provided that the increase in authorized shares would not result in excessive dilution given a company’s industry and performance in terms of shareholder returns.

 Reverse Stock Splits

 We will vote for management proposals to implement a reverse stock split, provided that the reverse split does not result in an increase of authorized but unissued shares of more than 100% after giving effect to the shares needed for the reverse split.

 Share Repurchase Programs

 We will vote against proposals to institute open-market share repurchase plans if all shareholders do not participate on an equal basis.

B-

 Reincorporation

 Reincorporation involves re-establishing the company in a different legal jurisdiction.

 We will generally vote for proposals to reincorporate the company provided that the board and management have demonstrated sound financial or business reasons for the move.  Proposals to reincorporate will not be supported if solely as part of an anti-takeover defense or as a way to limit directors’ liability.

 Mergers & Acquisitions

 We will vote for merger & acquisition proposals that the relevant portfolio managers believe, based on their review of the materials:

•	will result in financial and operating benefits,

•	have a fair offer price,

•	have favourable prospects for the combined companies, and

•	will not have a negative impact on corporate governance or shareholder rights.

V.  SOCIAL RESPONSIBILITY

 We recognize that to effectively manage a corporation, directors and management must consider not only the interests of shareholders, but the interests of employees, customers, suppliers, and creditors, among others.

 We believe that companies and their boards must give careful consideration to social responsibility issues in order to enhance long-term shareholder value.

 We support efforts by companies to develop policies and practices that consider social responsibility issues related to their businesses.

VI.  SHAREHOLDER PROPOSALS

 Shareholder proposals can be extremely complex, and the impact on the interests of all stakeholders can rarely be anticipated with a high degree of confidence.  As a result, shareholder proposals will be reviewed on a case-by-case basis with consideration of factors such as:

•	the proposal’s impact on the company’s short-term and long-term share value,

•	its effect on the company’s reputation,

•	the economic effect of the proposal,

B-

•	industry and regional norms applicable to the company,

•	the company’s overall corporate governance provisions, and

•	the reasonableness of the request.

 We will generally support shareholder proposals that require additional disclosure regarding corporate responsibility issues where the relevant portfolio manager believes:

•	the company has failed to adequately address these issues with shareholders,

•	there is information to suggest that a company follows procedures that are not in compliance with applicable regulations, or

•	the company fails to provide a level of disclosure that is comparable to industry peers or generally accepted standards.

 We will generally not support shareholder proposals that place arbitrary or artificial constraints on the board, management or the company.

 Ordinary Business Practices

 We will generally support the board’s discretion regarding shareholder proposals that involve ordinary business practices.

 Protection of Shareholder Rights

 We will generally vote for shareholder proposals that are designed to protect shareholder rights if the company’s corporate governance standards indicate that such additional protections are warranted.

 Barriers to Shareholder Action

 We will generally vote for proposals to lower barriers to shareholder action.

 Shareholder Rights Plans

We will generally vote for proposals to subject shareholder rights plans to a shareholder vote.

VII.  OTHER

 We will vote against any proposal where the proxy materials lack sufficient information upon which to base an informed decision.

B-

 We will vote against any proposals to authorize the company to conduct any other business that is not described in the proxy statement (including the authority to approve any further amendments to an otherwise approved resolution).

 Reimbursement of Proxy Solicitation Expenses

 Decisions to provide reimbursement for dissidents waging a proxy contest are made on a case-by-case basis.

B-

Appendix C  RATINGS OF DEBT SECURITIES

The following is a description of the factors underlying the debt ratings of Moody's, S&P and Fitch.

Moody's Long-Term Debt Ratings

Aaa:           Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa:           Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A:           Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa:           Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba:           Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B:           Obligations rated B are considered speculative and are subject to high credit risk.

Caa:           Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca:           Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C:           Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note:  Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody's Short-Term Prime Rating System

P-1
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2
Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3
Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP (Not Prime)
Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: In addition, in certain countries the prime rating may be modified by the issuer's or guarantor's senior unsecured long-term debt rating.

Moody's municipal ratings are as follows:

Moody's U.S. Long-Term Municipal Bond Rating Definitions

Municipal Ratings are opinions of the investment quality of issuers and issues in the US municipal and tax-exempt markets.  As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues.

Municipal Ratings are based upon the analysis of four primary factors relating to municipal finance:  economy, debt, finances, and administration/management strategies.  Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

Aaa:           Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

Aa:           Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

A:           Issuers or issues rated A present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

Baa:           Issuers or issues rated Baa represent average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

Ba:           Issuers or issues rated Ba demonstrate below-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

B:           Issuers or issues rated B demonstrate weak creditworthiness relative to other US municipal or tax-exempt issuers or issues.

Caa:           Issuers or issues rated Caa demonstrate very weak creditworthiness relative to other US municipal or tax-exempt issuers or issues.

Ca:           Issuers or issues rated Ca demonstrate extremely weak creditworthiness relative to other US municipal or tax-exempt issuers or issues.

C:           Issuers or issues rated C demonstrate the weakest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

Note:  Also, Moody's applied numerical modifiers 1, 2, and 3 in each generic rating classification from Aa to Caa.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic category.

Moody's MIG/VMIG US Short-Term Ratings

In municipal debt issuance, there are three rating categories for short-term obligations that are considered investment grade.  These ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels – MIG 1 through MIG 3.

In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade.

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned.  The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments.  The second element represents Moody's evaluation of the degree of risk associated with the demand feature, using the MIG rating scale.

The short-term rating assigned to the demand feature of VRDOs is designated as VMIG.  When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

MIG ratings expire at note maturity.  By contrast, VMIG rating expirations will be a function of each issue's specific structural or credit features.

Gradations of investment quality are indicated by rating symbols, with each symbol representing a group in which the quality characteristics are broadly the same.

MIG 1/VMIG 1:   This designation denotes superior credit quality.  Excellent protection is afforded by established cash flows, highly reliable liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2:     This designation denotes strong credit quality.  Margins of protection are ample although not as large as in the preceding group.

MIG 3/VMIG 3:     This designation denotes acceptable credit quality.  Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

SG:           This designation denotes speculative-grade credit quality.  Debt instruments in this category may lack sufficient margins of protection.

Standard & Poor's Long-Term Corporate and Municipal Ratings

Issue credit ratings are based in varying degrees, on the following considerations:  likelihood of payment – capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue ratings definitions are expressed in terms of default risk.  As such, they pertain to senior obligations of an entity.  Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above.

S&P describes its ratings for corporate and municipal bonds as follows:

AAA:        Debt rated AAA has the highest rating assigned by S&P.  Capacity to pay interest and repay principal is extremely strong.

AA:           Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

A:           Debt rated A has a strong capacity to meet its financial commitments although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB:       Debt rated BBB exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitment on the obligation.

BB-B-CCC-CC-C:       Debt rated BB, B, CCC, CC and C is regarded as having significant speculative characteristics with respect to capacity to pay interest and repay principal.  BB indicates the least degree of speculation and C the highest.  While such debt will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

D:           Debt rated D is in payment default.  The D rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

NR:        Not Rated.

Plus (+) or minus (-):       Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major categories.

S&P Dual Ratings

S&P assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure.

The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature.  The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols for the put option (for example, AAA/A-1+).  With short-term demand debt, the not rating symbols are used with the commercial paper rating symbols (for example, SP-1+/A-1+).

S&P Commercial Paper Ratings

An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.

These categories are as follows:

A-1:        This highest category indicates that the degree of safety regarding timely payment is strong.  Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2:        Capacity for timely payment on issues with this designation is satisfactory.  However, the relative degree of safety is not as high as for issues designated A-1.

A-3:        Issues carrying this designation have adequate capacity for timely payment.  They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B:           Issues rated "B" are regarded as having only speculative capacity for timely payment.

C:           This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D:           Debt rated "D" is in payment default.  The "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor's believes such payments will be made during such grace period.

S&P Short-Term Municipal Ratings

An S&P note rating reflect the liquidity factors and market-access risks unique to notes.  Notes due in three years or less will likely receive a note rating.  Notes maturing beyond three years will most likely receive a long-term debt rating.  The following criteria will be used in making that assessment:  amortization schedule (the larger the final maturity relative to other maturities, the more likely it will be treated as a note); and source of payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note).

Note rating symbols are as follows:

SP-1:           Strong capacity to pay principal and interest.  An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2:           Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3:           Speculative capacity to pay principal and interest.

Fitch Long-Term Credit Ratings

Fitch Ratings provides an opinion on the ability of an entity or of a securities issue to meet financial commitments, such as interest, preferred dividends, or repayment of principal, on a timely basis.  These credit ratings apply to a variety of entities and issues, including but not limited to sovereigns, governments, structured financings, and corporations; debt, preferred/preference stock, bank loans, and counterparties; as well as the financial strength of insurance companies and financial guarantors.

Credit ratings are used by investors as indications of the likelihood of getting their money back in accordance with the terms on which they invested.  Thus, the use of credit ratings defines their function:  "investment grade" ratings (international Long-term "AAA" – "BBB" categories; Short-term "F1" – "F3") indicate a relatively low probability of default, while those in the "speculative" or "non-investment grade" categories (international Long-term "BB" – "D"; Short-term "B" – "D") either signal a higher probability of default or that a default has already occurred.  Ratings imply no specific prediction of default probability.  However, for example, it is relevant to note that over the long term, defaults on "AAA" rated U.S. corporate bonds have averaged less than 0.10% per annum, while the equivalent rate for "BBB" rated bonds was 0.35%, and for "B" rated bonds, 3.0%.

Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guaranties unless otherwise indicated.

Entities or issues carrying the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

Fitch credit and research are not recommendations to buy, sell or hold any security.  Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature of taxability of payments of any security.

The ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch Ratings believes to be reliable.  Fitch Ratings does not audit or verify the truth or accuracy of such information.  Ratings may be changed or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

Our program ratings relate only to standard issues made under the program concerned; it should not be assumed that these ratings apply to every issue made under the program.  In particular, in the case of non-standard issues, i.e., those that are linked to the credit of a third party or linked to the performance of an index, ratings of these issues may deviate from the applicable program rating.

Credit ratings do not directly address any risk other than credit risk.  In particular, these ratings do not deal with the risk of loss due to changes in market interest rates and other market considerations.

AAA:      Bonds considered to be investment grade and of the highest credit quality.  The obligor has an exceptionally strong capacity for timely payment of financial commitments, which is unlikely to be affected by foreseeable events.

AA:        Bonds considered to be investment grade and of very high credit quality.  The obligor has a very strong capacity for timely payment of financial commitments which is not significantly vulnerable to foreseeable events.

A:           Bonds considered to be investment grade and of high credit quality.  The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB:        Bonds considered to be investment grade and of good credit quality.  The obligor's ability to pay interest and repay principal is considered to be adequate.  Adverse changes in economic conditions and circumstances are more likely to impair this capacity.

Plus (+) Minus (-):     Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category.  Plus and minus signs, however, are not used in the "AAA" category.

NR:           Indicates that Fitch does not rate the specific issue.

Withdrawn:        A rating will be withdrawn when an issue matures or is called or refinanced and at Fitch's discretion, when Fitch Ratings deems the amount of information available to be inadequate for ratings purposes.

RatingWatch:    Ratings are placed on RatingWatch to notify investors that there is a reasonable possibility of a rating change and the likely direction of such change.  These are designated as "Positive," indicating a potential upgrade, "Negative," for potential downgrade, or "Evolving," if ratings may be raised, lowered or maintained.  RatingWatch is typically resolved over a relatively short period.

Fitch Speculative Grade Bond Ratings

BB:           Bonds are considered speculative.  There is a possibility of credit risk developing, particularly as the result of adverse economic changes over time.  However, business and financial alternatives may be available to allow financial commitments to be met.

B:           Bonds are considered highly speculative.  Significant credit risk is present but a limited margin of safety remains.  While bonds in this class are currently meeting financial commitments, the capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC:        Default is a real possibility.  Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.

CC:           Default of some kind appears probable.

C:           Bonds are in imminent default in payment of interest or principal.

DDD, DD, and D:    Bonds are in default on interest and/or principal payments.  Such bonds are extremely speculative and are valued on the basis of their prospects for achieving partial or full recovery value in liquidation or reorganization of the obligor.  "DDD" represents the highest potential for recovery on these bonds, and "D" represents the lowest potential for recovery.

Plus (+) Minus (-):     Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category.  Plus and minus signs, however, are not used in categories below CCC.

Fitch Short-Term Credit Ratings

The following ratings scale applies to foreign currency and local currency ratings.  A Short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F-1+:         Exceptionally Strong Credit Quality.  Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1-:         Very Strong Credit Quality.  Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+;"

F-2:          Good Credit Quality.  Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as in the case of the higher ratings.

F-3:           Fair Credit Quality.  Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, however, near-term adverse changes could result in a reduction to non-investment grade.

B:           Speculative.  Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C:           High default risk. Default is a real possibility.  Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D:           Default.  Issues assigned this rating are in actual or imminent payment default.

INVESCO PRIME INCOME TRUST
PART C – OTHER INFORMATION

ITEM 25. Financial Statements and Exhibits

(1) Financial Statements

(a)	Financial statements and schedules, included in Prospectus (Part A): Financial Highlights

(b)	Financial statements included in the Statement of Additional Information (Part B):

Incorporated by reference to the Annual Report for the fiscal year ended September 30, 2010 filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

(2) Exhibits:

a. (i).
Declaration of Trust of the Registrant, dated August 17, 1989, is incorporated herein by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

(ii).
Amendment to the Declaration of Trust of the Registrant, dated September 12, 1989, is incorporated herein by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

(iii).
Amendment to the Declaration of Trust of the Registrant, dated September 28, 1989, is incorporated herein by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

(iv).
Amendment to the Declaration of Trust of the Registrant, dated February 26, 1993, is incorporated herein by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

(v).	Amendment to the Declaration of Trust of the Registrant, dated June 22, 1998, is incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-2, filed on November 20, 1998.

(vi).	Amendment to the Declaration of Trust of the Registrant, dated June 18, 2001, is incorporated herein by reference to Exhibit 1(f) to the Registration Statement on Form N-2, filed on November 28, 2001.

(vii).	Amendment to the Declaration of Trust of the Registrant, dated May 21, 2010, is filed herewith.

b.	Amended and Restated By-Laws of the Registrant, dated February 27, 2008, is incorporated herein by reference to Exhibit (2)b. to the Registration Statement on Form N-2, filed on January 27, 2009.

c.	Not applicable.

d.	Not applicable.

e.	Not applicable.

f.	Not applicable.

g. (i)	Investment Advisory Agreement between the Registrant and Invesco Advisers, Inc., dated June 1, 2010, is filed herewith.
(ii)
Sub-Advisory Agreement between Invesco Advisers, Inc., on behalf of the Registrant, and each of Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Australia Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and
Invesco Trimark Ltd., is filed herewith.

h.	Distribution Agreement between the Registrant and Invesco Distributors, Inc., dated June 1, 2010, is filed herewith.

i.	Form of Trustee Deferred Compensation Agreement is filed herewith

j.	Amended and Restated Master Custodian Agreement between State Street Bank and Trust Company and the Registrant, dated June 1, 2010, is filed herewith.

k. (i).(A).	Transfer Agency and Service Agreement between the Registrant and Invesco Investment Services, Inc., dated June 1, 2010, is filed herewith.

(i).(B).	Amendment No. 1 to Transfer Agency and Service Agreement between the Registrant and Invesco Investment Services, Inc., dated June 1, 2010, is filed herewith.

(ii).	Amended and Restated Administration Agreement between the Registrant and Invesco Advisers, Inc., dated June 1, 2010, is filed herewith.

(iii).(A)	Form of Revolving Credit and Security Agreement, is filed herewith.

(iii).(B)	Form of Amendment No. 1 and Consent to Revolving Credit and Security Agreement, is filed herewith.

(iv).	Form of Master Administrative Services Agreement between Registrant and Invesco Advisers, Inc., is filed herewith.

l. (i).	Opinion of Clifford Chance US LLP is incorporated herein by reference to Exhibit l.(i) to the Registration Statement on Form N-2, filed on December 30, 2004.

(ii).	Consent of Counsel (Stradley, Ronon, Stevens & Young, LLP), is filed herewith.

(iii).	Opinion of Dechert LLP is incorporated herein by reference to Exhibit l.(ii) to the Registration Statement on Form N-2, filed on December 30, 2004.

m.	Not applicable

n. (i).	Consent of PricewaterhouseCoopers, LLP, is filed herewith.

(ii).	Consent of Deloitte & Touche LLP, is filed herewith.

o.	Not applicable

p.	Not applicable

q.	Not applicable

r. (i).	Invesco Advisers, Inc. Code of Ethics, adopted January 1, 2010, relating to Invesco Advisers, Inc. and any of its subsidiaries, is filed herewith.

(ii).	Invesco Perpetual Policy on Corporate Governance, updated February 2008, relating to Invesco Asset Management Limited, is filed herewith.

(iii).	Invesco Asset Management (Japan) Limited Code of Ethics on behalf of AIM Japan Fund, is filed herewith.

(iv).	Invesco Staff Ethics and Personal Share Dealing, dated September 2008, relating to Invesco Hong Kong Limited, is filed herewith.

(v).
Invesco Ltd. Code of Conduct, revised September 2009, Invesco Trimark Ltd., Policy No. D-6 Gifts and Entertainment, revised March 2008, and Policy No. D-7 AIM Trimark Personal Trading Policy, revised February 2008, together the Code of Ethics relating to Invesco Trimark Ltd., is filed herewith.

(vi).	Code of Ethics dated March 1, 2008, relating to Invesco Continental Europe Invesco Asset Management Deutschland (GmbH), is filed herewith.

(vii).	Invesco Ltd. Code of Conduct, revised September 2009, relating to Invesco Australia Limited, is filed herewith.

Other.	Powers of Attorney of Trustees are filed herewith.

ITEM 26. Marketing Arrangements.

Not Applicable

ITEM 27. Other Expenses of Issuance and Distribution

Not Applicable

ITEM 28. Persons Controlled by or Under Common Control with Registrant.

None

ITEM 29. Number of Holders of Securities.

(2)
(1)	Number of Record Holders
Title of Class	at January 23, 2011
Shares of Beneficial Interest	[___]

ITEM 30. Indemnification.

Pursuant to Section 5.3 of the Registrant’s Declaration of Trust and under Section 4.8 of the Registrant’s By-Laws, the indemnification of the Registrant’s trustees, officers, employees and agents is permitted if it is determined that they acted under the belief that their actions were in or not opposed to the best interest of the Registrant, and, with respect to any criminal proceeding, they had reasonable cause to believe their conduct was not unlawful. In addition, indemnification is permitted only if it is determined that the actions in question did not render them liable by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations and duties to the Registrant. Trustees, officers, employees and agents will be indemnified for the expense of litigation if it is determined that they are entitled to indemnification against any liability established in such litigation. The Registrant may also advance money for these expenses provided that they give their undertakings to repay the Registrant unless their conduct is later determined to permit indemnification.

Pursuant to Section 5.2 of the Registrant’s Declaration of Trust and paragraph 8 of the Registrant’s Investment Advisory Agreement, neither the Investment Adviser nor any trustee, officer, employee or agent of the Registrant shall be liable for any action or failure to act, except in the case of bad faith, willful misfeasance, gross negligence or reckless disregard of duties to the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provision of its by-laws in a manner consistent with Release 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, so long as the interpretation of Sections 17(h) and 17(i) of such Act remains in effect.

Registrant, in conjunction with the Investment Adviser, Registrant’s Trustees, and other registered investment management companies managed by the Investment Advisor, maintains insurance on behalf of any person who is or was a Trustee, officer, employee, or agent of Registrant, or who is or was serving at the request of Registrant as a trustee, director, officer, employee or agent of another trust or corporation, against any liability asserted against him and incurred by him or arising out of his position. However, in no event will Registrant maintain insurance to indemnify any such person for any act for which Registrant itself is not permitted to indemnify him.

ITEM 31. Business and Other Connections of Investment Adviser

The only employment of a substantial nature of Invesco Adviser’s directors and officers is with the Advisers and its affiliated companies. For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Australia Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and Invesco Trimark Ltd. (each a Sub-Adviser, collectively the Sub-Advisers) reference is made to Form ADV filed under the Investment Advisers Act of 1940 by each Sub-Adviser herein incorporated by reference. Reference is also made to the caption “Fund Management — The Advisers” in the Prospectuses which comprises Part A of this Registration Statement, and to the caption “Investment Advisory and Other Services” of the Statement of Additional Information which comprises Part B of this Registration Statement, and to Item 32(b) of this Part C.

ITEM 32. Location of Accounts and Records

Invesco Advisers, Inc., 1555 Peachtree Street, N.E., Atlanta, GA 30309, maintains physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices, 11 Greenway Plaza, Suite 2500, Houston, Texas 77046-1173, except for those maintained at the offices of, Invesco Senior Secured Management, Inc., 1166 Avenue of the Americas, New York, New York 10036, and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, 02110 and the Registrant’s Transfer Agent and Dividend Paying Agent, Invesco Investment Services, Inc., P.O. Box 4739, Houston, Texas 77210-4739.

Records may also be maintained at the offices of:

Invesco Asset Management Deutschland GmbH
An der Welle 5
1st Floor
Frankfurt, Germany 60322

Invesco Asset Management Ltd.
30 Finsbury Square
London, United Kingdom
EC2A 1AG

Invesco Asset Management (Japan) Limited
25th Floor, Shiroyama Trust Tower
3-1, Toranoman 4-chome, Minato-Ku
Tokyo, Japan 105-6025

Invesco Australia Limited
333 Collins Street, Level 26
Melbourne Vic 3000, Australia

Invesco Hong Kong Limited
32nd Floor
Three Pacific Place
1 Queen’s Road East
Hong Kong

Invesco Senior Secured Management, Inc.
1166 Avenue of the Americas
New York, NY 10036

Invesco Trimark Ltd.
5140 Yonge Street
Suite 900
Toronto, Ontario
Canada M2N 6X7

ITEM 33. Management Services

Not applicable

ITEM 34. Undertakings

The Registrant hereby undertakes:

1.  Not applicable

2.  Not applicable

3.  Not applicable

4.  (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. If applicable:

(a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and the State of Texas on the 22nd day of December, 2010.

INVESCO PRIME INCOME TRUST

By:	/s/ Philip A. Taylor
Philip A. Taylor
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures		Title	Date

(1) Principal Executive Officer
By	/s/ Philip A. Taylor	President and Principal	December 22, 2010
	Philip A. Taylor	Executive Officer

(2)	Principal Financial Officer
By	/s/ Sheri Morris	Principal Financial Officer	December 22, 2010
Sheri Morris

(3)	Trustees

	/s/ Martin L. Flanagan*	Trustee	December 22, 2010
Martin L. Flanagan

	/s/ Philip A. Taylor	Trustee	December 22, 2010
Philip A. Taylor

	/s/ David C. Arch*	Trustee	December 22, 2010
David C. Arch

	/s/ Bob R. Baker*	Trustee	December 22, 2010
Bob R. Baker

	/s/ Frank S. Bayley*	Trustee	December 22, 2010
Frank S. Bayley

	/s/ James T. Bunch*	Trustee	December 22, 2010
James T. Bunch

	/s/ Bruce L. Crockett*	Trustee	December 22, 2010
Bruce L. Crockett

	/s/ Rod Dammeyer*	Trustee	December 22, 2010
Rod Dammeyer

	/s/ Albert R. Dowden*	Trustee	December 22, 2010
Albert R. Dowden

	/s/ Jack M. Fields*	Trustee	December 22, 2010
Jack M. Fields

	/s/ Carl Frischling*	Trustee	December 22, 2010
Carl Frischling

	/s/ Prema Mathai- Davis*	Trustee	December 22, 2010
Prema Mathai- Davis

	/s/ Lewis F. Pennock*	Trustee	December 22, 2010
Lewis F. Pennock

	/s/ Larry Soll*	Trustee	December 22, 2010
Larry Soll

	/s/ Hugo F. Sonnenschein*	Trustee	December 22, 2010
Hugo F. Sonnenschein

	/s/ Raymond Stickel, Jr.*	Trustee	December 22, 2010
Raymond Stickel, Jr.

	/s/ Wayne W. Whalen*	Trustee	December 22, 2010
Wayne W. Whalen

	*By /s/ Philip A. Taylor		December 22, 2010
Philip A. Taylor
Attorney-in-Fact

INVESCO PRIME INCOME TRUST

Exhibit Index

Exhibit No.	Exhibit Name
2.a.(vii).	Amendment to the Declaration of Trust
2.g.(i).	Investment Advisory Agreement
2.g.(ii).	Sub-Advisory Agreement
2.h.	Distribution Agreement
2.i.	Form of Trustee Deferred Compensation Agreement
2.j.	Amended and Restated Master Custodian Agreement
2.k.(i)(A).	Transfer Agency and Service Agreement
2.k.(i)(B).	Amendment No. 1 to Transfer Agency and Service Agreement
2.k.(ii).	Amended and Restated Administration Agreement
2.k.(iii).(A)	Form of Revolving Credit and Security Agreement
2.k.(iii).(B)	Form of Amendment No. 1 and Consent to Revolving Credit and Security Agreement
2.k.(iv).	Form of Master Administrative Services Agreement between Registrant and Invesco Advisers, Inc.
2.l.(ii).	Consent of Counsel
2.n.(i)	Consent of PricewaterhouseCoopers LLP
2.n.(ii)	Consent of Deloitte & Touche LLP
2.r.(i)	Invesco Advisers, Inc. Code of Ethics, adopted January 1, 2010, relating to Invesco Advisers, Inc. and any of its subsidiaries
2.r.(ii)	Invesco Perpetual Policy on Corporate Governance, updated February 2008, relating to Invesco Asset Management Limited
2.r.(iii)	Invesco Asset Management (Japan) Limited Code of Ethics on behalf of AIM Japan Fund
2.r.(iv)	Invesco Staff Ethics and Personal Share Dealing, dated September 2008, relating to Invesco Hong Kong Limited
2.r.(v)
Invesco Ltd. Code of Conduct, revised September 2009, Invesco Trimark Ltd., Policy No. D-6 Gifts and Entertainment, revised March 2008, and Policy No. D-7 AIM Trimark Personal Trading Policy, revised February 2008, together the Code of Ethics relating to Invesco Trimark Ltd.

2.r.(vi)	Code of Ethics dated March 1, 2008, relating to Invesco Continental Europe Invesco Asset Management Deutschland (GmbH)
2.r.(vii)	Invesco Ltd. Code of Conduct, revised September 2009, relating to Invesco Australia Limited
Other	Powers of Attorney